SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant's name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolivar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2016 and for the nine-month periods ended March 31, 2016 and 2015 filed by the Company with the Comisi�n Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of March 31, 2016 and for the nine-month periods
ended March 31, 2016 and 2015

Legal Information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 73, beginning on July 1st, 2015.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 63.8%.

	CAPITAL STATUS
Type of stock	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You (Note 4.a)
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2015
ETH	C.A.A. Extra Holdings Ltd.
FPC	Collective Promotion Funds
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
Indarsa	Inversora Dársena Norte S.A.
CPI	Consumer Price Index
IRSA, the Company or Us	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Share repurchase commitment

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2016 and June 30, 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16	06.30.15
ASSETS
Non-current assets
Investment properties	10	49,404	3,490
Property, plant and equipment	11	21,154	243
Trading properties	12	1,366	128
Intangible assets	13	6,589	127
Investments in associates and joint ventures	8	15,858	3,173
Deferred income tax assets	22	1,127	53
Income tax and minimum presumed income tax ("MPIT") credit		107	109
Trade and other receivables	15	3,835	115
Employee benefits	29	4	-
Investments in financial assets	16	2,332	703
Financial assets and other assets held for sale	9	3,745	-
Derivative financial instruments	17	8	206
Total non-current assets		105,529	8,347
Current Assets
Trading properties	12	2,914	3
Inventories		2,899	23
Restricted assets		473	9
Income tax and minimum presumed income tax ("MPIT") credit		527	19
Financial assets and other assets held for sale	9	1,620	-
Trade and other receivables	15	13,405	1,143
Investments in financial assets	16	10,166	295
Derivative financial instruments	17	43	29
Cash and cash equivalents	18	19,224	375
Total current assets		51,271	1,896
TOTAL ASSETS		156,800	10,243
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	574
Treasury stock		4	5
Inflation adjustment of share capital and treasury stock		123	123
Share premium		793	793
Additional paid-in capital from treasury stock		16	7
Legal reserve		117	117
Special reserve		4	4
Other reserves		320	330
Retained earnings		(675)	521
Total capital and reserves attributable to equity holders of the parent		1,277	2,474
Non-controlling interest		6,284	396
TOTAL SHAREHOLDERS’ EQUITY		7,561	2,870
LIABILITIES
Non-current liabilities
Trade and other payables	19	905	255
Borrowings	21	95,315	3,736
Derivative financial instruments	17	94	264
Deferred income tax liabilities	22	5,291	51
Employee benefits	29	654	-
Salaries and social security liabilities		3	2
Provisions	20	1,812	374
Total non-current liabilities		104,074	4,682
Current liabilities
Trade and other payables	19	18,291	896
Borrowings	21	23,742	1,248
Derivative financial instruments	17	102	237
Salaries and social security liabilities		1,621	123
Provisions	20	761	52
Income tax and minimum presumed income tax ("MPIT") liabilities		648	135
Total current liabilities		45,165	2,691
TOTAL LIABILITIES		149,239	7,373
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		156,800	10,243

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income
for the nine and three-month periods beginning on July 1st, 2015 and 2014 and January 1st, 2016 and 2015, respectively and ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.16	03.31.15	03.31.16	03.31.15
Income from sales, rents and services	24	19,731	2,509	17,567	811
Costs	25	(14,392)	(1,109)	(13,420)	(374)
Gross profit		5,339	1,400	4,147	437
Gain from disposal of investment properties	10	1,068	801	39	-
General and administrative expenses	26	(805)	(261)	(532)	(99)
Selling expenses	26	(2,539)	(137)	(2,419)	(53)
Other operating results, net	27	83	63	(37)	(5)
Profit from operations		3,146	1,866	1,198	280
Share of loss of associates and joint ventures	8	(686)	(842)	(288)	(161)
Profit before financial results and income tax		2,460	1,024	910	119
Finance income	28	1,000	84	626	36
Finance costs	28	(4,284)	(825)	(2,146)	(290)
Other financial results	28	35	(57)	495	(65)
Financial results, net	28	(3,249)	(798)	(1,025)	(319)
(Loss) / Profit before income tax		(789)	226	(115)	(200)
Income tax	22	(250)	(390)	(14)	(11)
Loss for the period		(1,039)	(164)	(129)	(211)

Attributable to:
Equity holders of the parent		(676)	(245)	(189)	(250)
Non-controlling interest		(363)	81	60	39

Loss per share attributable to equity holders of the parent during the period:
Basic		(1.176)	(0.426)	(0.329)	(0.434)
Diluted		(1.176)	(0.426)	(0.329)	(0.434)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2015 and 2014 and January 1st, 2016 and 2015, respectively and ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	03.31.16	03.31.15	03.31.16	03.31.15
Loss for the period	(1,039)	(164)	(129)	(211)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(3,334)	(148)	(1,461)	204
Currency translation adjustment associates	5,133	42	1,384	(174)
Net change in fair value of hedging instruments	4	-	4	-
Other reserves	19	-	19	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial loss from defined benefit plans	(11)	-	(11)	-
Other results generated in associates	4	-	4	-
Other comprehensive income / (loss) for the period	1,815	(106)	(61)	30
Total comprehensive income / (loss) for the period	776	(270)	(190)	(181)

Attributable to:
Equity holders of the parent	(472)	(368)	(189)	(220)
Non-controlling interest	1,248	98	(1)	39

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Additional paid-in capital from treasury stock	Legal reserve	Special reserve (1)	Other reserves (Note 23)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity

Balance at July 1st, 2015	574	5	123	793	7	117	4	330	521	2,474	396	2,870
Loss for the period	-	-	-	-	-	-	-	-	(676)	(676)	(363)	(1,039)
Other comprehensive income for the period	-	-	-	-	-	-	-	204	-	204	1,611	1,815
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	204	(676)	(472)	1,248	776
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	-	-	-	-	520	(520)	-	-	-
Reserve for share-based compensation	1	(1)	-	-	9	-	-	4	-	13	-	13
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	41	-	41	(17)	24
Tender offer to non-controlling shareholders (Note 4)	-	-	-	-	-	-	-	(190)	-	(190)	169	(21)
Cumulative translation adjustment for interest held before business combination (Note 4)	-	-	-	-	-	-	-	(144)	-	(144)	-	(144)
Incorporation for business combination	-	-	-	-	-	-	-	-	-	-	3,287	3,287
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Changes in non-controlling interest (Note 4)	-	-	-	-	-	-	-	(445)	-	(445)	1,221	776
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(16)	(16)
Balance at March 31, 2016	575	4	123	793	16	117	4	320	(675)	1,277	6,284	7,561

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution N° 609/12. See Note 23.
(2)	Includes Ps. 1 of Inflation adjustment of treasury stock. See Note 23.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Legal reserve	Special reserve (1)	Other reserves (Note 23)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance at July 1st, 2014	574	5	123	793	117	375	806	(785)	2,008	548	2,556
Loss for the period	-	-	-	-	-	-	-	(245)	(245)	81	(164)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	(123)	-	(123)	17	(106)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	(123)	(245)	(368)	98	(270)
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	(371)	(414)	785	-	-	-
Reserve for share-based compensation	-	-	-	-	-	-	18	-	18	-	18
Capital reduction	-	-	-	-	-	-	-	-	-	(228)	(228)
Changes in non-controlling interest	-	-	-	-	-	-	16	-	16	(22)	(6)
Reimbursement of expired dividends	-	-	-	-	-	-	-	1	1	-	1
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(22)	(22)
Balance at March 31, 2015	574	5	123	793	117	4	303	(244)	1,675	374	2,049

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1) Related to CNV General Resolution N° 609/12. See Note 23.
(2) Includes Ps. 1 of Inflation adjustment of treasury stock. See Note 23.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16	03.31.15
Operating activities:
Cash generated by operations before income tax paid	18	3,420	1,023
Income tax and Minimum Presumed Income tax paid		(656)	(287)
Net cash generated by operating activities		2,764	736
Investing activities:
Capital contributions in associates and joint ventures		(206)	(39)
Purchases of associates and joint ventures		-	(1,062)
Purchases of investment properties		(141)	(368)
Proceeds from sale of investment properties		1,149	2,050
Proceeds from disposal of trading properties		(415)
Purchases of property, plant and equipment		(650)	(29)
Purchases of intangible assets		(116)	(5)
Purchase of investments in financial assets		(7,272)	(1,836)
Proceeds from sale of investments in financial assets		7,637	1,438
Advanced payments		(14)	(17)
Proceeds from sale of equity interest in associates and joint ventures		9	56
Interest received from financial assets		62	92
Loans granted to related parties		(794)	-
Cash incorporated by business combination	4	9,193	-
Dividends received	8	593	21
Net cash generated by investing activities		9,035	301
Financing activities:
Proceeds from borrowings		2,369	634
Payments of borrowings		(4,740)	(971)
Payment of financial leasing		(3)	(2)
Dividends paid		(76)	(55)
Issuance of non-convertible notes		7,290	-
Acquisition of non-controlling interest in subsidiaries		(1,939)	(6)
Interest paid		(2,535)	(476)
Loans from associates and joint ventures, net		-	22
Distribution of capital of non-controlling interest in subsidiaries		(4)	(228)
Payment of seller financing of shares		-	(106)
Acquisition of derivative financial instruments		(49)	(110)
Repurchase of non-convertible notes		(121)	-
Reissuance of non-convertible notes		7	-
Proceeds from derivative financial instruments		1,328	-
Payment of principal of non-convertible notes		(944)
Net cash generated by / (used in) financing activities		583	(1,298)
Net Increase / (Decrease) in cash and cash equivalents		12,382	(261)
Cash and cash equivalents at beginning of year	18	375	610
Foreign exchange gain / (loss) on cash and cash equivalents		6,467	(111)
Cash and cash equivalents at end of period		19,224	238
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information

IRSA was founded in 1943, and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

These Financial Statements have been approved for issue by the Board of Directors on May 12, 2016.

As of March 31, 2016, the Group has established two Operations Centers to manage its global business, mainly through the following companies (see Note 6).

IRSA Inversiones y Representaciones Sociedad Anónima
Operations center in Argentina
IRSA Propiedades Comerciales S.A.
Hoteles Argentinos S.A.
Nuevas Fronteras S.A.
Llao Llao Resorts S.A.
New Lipstick LLC (ii)
Condor Hospitality Trust (ii)
Banco Hipotecario S.A. (ii)
Operations center in Israel
IDB Development Corporation Ltd.
IDB Group Investment Inc.
IDB Tourism (2009) Ltd.
Discount Investment Corporation Ltd.
CLAL Insurance Enterprices Ltd. (i)
Property & Building Corp.
Shufersal Ltd.
Adama Agricultural Solutions Ltd. (ii)
Cellcom Israel Ltd.
Elron Electronic Industries Ltd.

(i)	Remains in current and non-current assets, as financial asset held for sale (see Note 9).
(ii)	Corresponds to Group’s associates, which are hence excluded from consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information (Continued)

Operations Center in Argentina

The activities of the operations center in Argentina are mainly developed through IRSA and its main subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Financial Statements to denote investment, development and/or trading properties activities. IRSA’s shares are listed and traded on both the BASE and the NYSE.

The activities of the Group’s segment “financial operations and others” is carried out mainly through BHSA, where we have a 29.91% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BASE. Besides that, the Group has a 42.88% indirect equity interest in Tarshop, which main activities are credit card and loan origination transactions.

Operations Center in Israel

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through DFL and DN B.V., in IDBD (an Israeli Company), with of an initial interest of 26.65%. IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries and other investments, in several markets and industries, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or participating in companies such as: Clal (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD traded its shares in TASE between May 2014 and March 2016. To date, it is only trading as a “Debentures Company” under the Israeli law, because some of its bonds are listed.

On October 11, 2015, the Group gain effective control over IDBD (see Note 4). As a result, the Group has consolidated significant figures of several industries from IDBD and its subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information (Continued)

Following the reduction of ETH’s equity interest in IDBD to less than 26.65% in February 2015 and the completion of BMBY’s process whereby Extra sold its equity interest, IDBD’s creditors saw an opportunity to call for the immediate payment of financial liabilities. During January 2016 and March 2016 IDBD agreed with the creditors certain amendments to the covenants in their loan agreements that will be enforced during the quarter ending December 31, 2015 until September 30, 2016. To date, IDBD is complying with the agreed commitments but there is no certainty that they will be met in the future. If IDBD fails to reach an agreement with its creditors under favorable terms, the preexisting restrictions and covenants turn to be in force and may not be fulfilled under the prevailing circumstances.

As a holding company, IDBD’s main sources of funds derive from the dividends distributed by its subsidiaries, which have experienced a reduction in recent years. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries. IDBD has projected future cash flows; however, such cash flows are not deemed sufficient to settle its liabilities and other commitments. IDBD expects to receive capital contributions from Dolphin to honor its financial commitments if so required and subject to Dolphin’s acceptance. However, the Group has not undertaken to provide further financing to the subsidiary or to complete any divestiture, including the sale of Clal. IDBD could also secure additional financing through the private or public issuance of equity securities and additional divestitures.

On December, 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5774-2013 (‘the Concentration Law’) which has material implications for IDBD and its investments, including the disposal of the controlling interest in Clal, a potential delisting of IDBD or DIC so as to no longer trade its shares publicly or a merger between IDBD and DIC. The shares representing the controlling interest in Clal have been deposited with a trust fund designated by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel. This Commission also set a deadline by which the sale of the controlling interest should be complete. According to the framework established by the governmental authorities, IDBD should have executed an agreement for the sale of the interest in Clal by January 7, 2016 in order for the buyer to be able to secure all required regulatory approvals by June 30, 2016. Despite the fact that IDBD had received several non-binding offers to buy its controlling interest in Clal, such offers did not succeed for reasons beyond IDBD’s control, and the regulatory entity established an arrangement to complete the sale of Clal, as described in detail in Note 9. According to certain terms and covenants governing the above mentioned financial debt, there are also restrictions on the sale of material subsidiaries requiring the financial entities’ approval, and the regulatory entity’s requirement of selling the equity interest in Clal is also subject to IDBD’s current renegotiations with its creditors.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information (Continued)

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The Group

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of IRSA and its subsidiaries at the operations center in Argentina.

IRSA and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from the loan granted to IDBD do not have impact on IRSA since such loan has no recourse against IRSA and it is not secured by IRSA’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern, with such uncertainties being limited to the operations in Israel.

2.	Summary of significant accounting policies

2.1.	Basis of preparation of the Financial Statements

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2015 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the nine-month periods ended March 31, 2016 and 2015 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine-month periods ended March 31, 2016 and 2015 results do not necessarily reflect the proportion of the Group’s full-year results.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

On October 11, 2015, the Group took over IDBD. IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Company will not be able to include IDBD’s quarterly results in its consolidated financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Company has started to consolidate IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period. Hence, IDBD’s results of operations for the period beginning on October 11, 2015 (the acquisition date) through December 31, 2015 are included in the Group’s interim consolidated statement of comprehensive income for the nine-month period ended March 31, 2016, adjusted by such material transactions that had been substantially affected.

The Group expects the business combination to be fully booked in its financial statements as of June 30, 2016 and is preliminary and subject to potential measurement adjustments, as explained in Note 4.

Given the materiality of IDBD’s figures incorporated, the Group had to change the format of its financial statements for the ease of reading and analysis. The most significant change is in line with the new organizational structure, which is split into two large operations centers in Argentina and Israel. In this regard, changes have been made to the notes and tables and their respective order, classification and content in the financial statements, on a geographic basis and taking into consideration the significance of the Group’s global operations following IDBD’s consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

2.2.	Scope of consolidation

In addition to the comments in Note 2.3 a) to the Annual Financial Statements, below are the consolidation bases that were followed to consolidate IDBD from October 11, 2015.

The Group conducts its business through several operating and holding companies, the principal are listed below:

Operations Center in Argentina:

Name of the entity	Main activity	% of ownership interest held by the Group (4)	% of ownership interest held by the NCI
Direct interest of IRSA:
IRSA CP	Real estate	94.74%	5.26%
E-Commerce Latina S.A. (3)	Holding	100.00%	-
Efanur S.A.	Holding	100.00%	-
Hoteles Argentinos S.A.	Hotel	80.00%	20.00%
Inversora Bolívar S.A.	Holding	100.00%	-
Llao Llao Resorts S.A. (1)	Hotel	50.00%	50.00%
Nuevas Fronteras S.A.	Hotel	76.34%	23.66%
Palermo Invest S.A.	Holding	100.00%	-
Ritelco S.A.	Holding	100.00%	-
Tyrus S.A.	Holding	100.00%	-

Interest indirectly held through IRSA CP:
Arcos del Gourmet S.A.	Real estate	90.00%	10.00%
Emprendimiento Recoleta S.A.	Real estate	53.68%	46.32%
Fibesa S.A.	Real estate	100.00%	-
Panamerican Mall S.A.	Real estate	80.00%	20.00%
Shopping Neuquén S.A.	Real estate	99.56%	0.44%
Torodur S.A.	Holding	100.00%	-

Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd. (2)	Holding	91.57%	8.43%
I Madison LLC	Holding	100.00%	-
IRSA Development LP	Holding	100.00%	-
IRSA International LLC	Holding	100.00%	-
Jiwin S.A.	Holding	100.00%	-
Liveck S.A.	Holding	100.00%	-
Real Estate Investment Group V LP	Holding	100.00%	-
Real Estate Strategies LLC	Holding	100.00%	-
Interest indirectly held through Efanur S.A.:
Real Estate Strategies LP	Holding	66.83%	33.17%
Interest indirectly held through Dolphin Fund Ltd.
IDB Development Corporation Ltd.	Holding	68.28%	31.72%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

Operations Center in Israel:

Name of the entity	Main activity	% of ownership interest held by the Group (4)	% of ownership interest held by the NCI
Interest indirectly held through IDBD:
Discount Investment Corporation Ltd.	Holding	76.43%	23.57%
IDB Tourism (2009) Ltd.	Holding company in the tourism services sector	100.00%	-
IDB Group Investment Inc.	Holding	50.00%	50.00%

Interest indirectly held through Discount Investment Corporation Ltd
Property & Building Corporation Ltd.	Real estate	76.46%	23.54%
Gav Yam Land Ltd.	Real estate	69.06%	30.94%
Israel Property Rental Corporation Ltd. (ISPRO)	Real estate	100.00%	-
MATAM - Haifa Science Industries Center	Real estate	50.10%	49.90%
Neveh-Gad Building & Development Ltd.	Real estate	100.00%	-
Hadarim Properties Ltd.	Real estate	100.00%	-
PBC USA Investment Inc.	Real estate	100.00%	-
Shufersal Ltd.	Supermarket	52.94%	47.06%
Shufersal Real Estate Ltd.	Supermarket	100.00%	-
Koor Industries Ltd.(5)	Holding company in the agrochemical sector	100.00%	-
Cellcom Israel Ltd. (6)	Communication services	41.77%	58.23%
Netvision Ltd.	Communication services	100.00%	-
Elron Electronic Industries Ltd.	Technology development – Holding	50.32%	49.68%
Bartan Holdings and Investments Ltd.	Holding	55.68%	44.32%
Epsilon Investment House Ltd.	Holding	68.75%	31.25%

(1)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(2)	Includes interest indirectly held through Ritelco S.A..
(3)	Includes interest indirectly held through Tyrus S.A..
(4)	Correspond to interest directly held in each company.
(5)	Owns a 40% equity interest of Adama.
(6)	The Group has consolidated the interest in Cellcom taking into consideration its equity interest and decision-making power given the fact that the remaining interests are too disperse.

Summarized financial information on principal subsidiaries with material non-controlling interests and other information are included in note 7.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

2.3.	Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Consolidated Financial Statements as of June 30, 2015, except for the new accounting policies adopted following IDBD’s consolidation.

The most significant accounting policies applied since control was gained are the following:

2.3.1           Non-recourse loan

IDBD has a non-recourse loan, which was split into two components on the basis of an independent appraiser’s report.

The commitment to transfer shares represents the main contract and was initially recognized at fair value and, later, at its depreciated cost. The derivative embedded represents a call option and is computed taking into account future payments of interest on the loan.

The main contract and the embedded derivative ("non-recourse loan") are disclosed net in loans.

2.3.2           Irrevocable right of use of the capacity of underground communication lines

Transactions carried out to acquire an irrevocable right of use of the capacity of underground communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables, and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

2.3.3           Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost of inventory includes expenses incurred in buying and taking the inventory to its existing location and condition. The cost of inventory of mobile phones and their related accessories and spare parts is calculated on the basis of the moving average, with the cost of other inventory being calculated on a FIFO basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

2.3.4           Property, plant and equipment

The Group, through its Operations Center in Israel, holds hotels that have been reported under “Investment properties” since, unlike the hotels in the Operations Center in Argentina, it does not have a significant exposure to changes in operating cash flows of such hotels.

2.3.5           Employee benefits

Defined contribution plans

A defined contribution plan is a retirement benefit whereby IDBD and its subsidiaries make fixed contributions to a separate entity, without the legal or implicit obligation to pay additional amounts. The Group’s obligation to make contributions to defined contribution plans is recognized as expense when the obligation arises.

Defined benefit plans

Net obligation of IDBD and its subsidiaries concerning defined benefit plans are calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior periods. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

Other long-term employee benefits

The net obligation of IDBD and its subsidiaries concerning employee long-term benefits, other than retirement plans, is the amount of the future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

2.3.6           Provisions

Guarantees

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historic data of the warranties granted and all potential results are weighted against associated probabilities.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits are lower than the costs of complying with contract obligations. The provision is measured at the present value of the lower of expected cost of terminating the contract and the net expected cost of continuing the contract. Before recognizing a provision, the Group recognizes the impairment of the assets related to the mentioned contract.

2.3.7.           Revenue Recognition

Sale of products

Revenue from the sale of goods in the ordinary course of business are recognized at the fair value of the consideration collected or receivable, net of returns and discounts. Where the credit term is short and financing is that typical in the industry, consideration is not discounted. Where the credit term is longer than the industry’s average, in accounting for the consideration, the Group discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Generally, the Group recognizes revenue upon delivery of goods to the client. In international sales, revenue is recognized upon loading goods with the forwarder. Where two or more products are sold under one single contract, the Group separates each component and gives them a separate accounting treatment. The attribution of value to each component is based on the relative fair value of each unit. Should the fair value not be measurable on a reliable basis, then revenue is attributed based on the difference arising between the total amount of the executed contract and the fair value of the goods delivered.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

As regards client loyalty programs, the fair value of the consideration received or receivable in relation to the initial sale is allocated across the rewards credits and the other components of the sale. The amount allocated to rewards credits is estimated based on the market value of the goods to be delivered. The fair value of the right to purchase products at a discount is calculated considering the expected exchange ratio and the expected terms. Such amount is deferred and revenue is recognized only where rewards credits are exchanged and the Group has complied with its obligation to provide the products at a discount, or else when such reward credits have expired. The amount of revenue recognized under such circumstances is based on the number of reward credits that have been exchanged for products with discounts, in relation to the total number of reward credits expected to be exchanged. Deferred revenue is then reversed when reward credits are no longer likely to be exchanged.

In addition, when the Group acts as agent and not as main supplier in a transaction, revenue is recognized at the net amount of commissions. Revenue from commissions is recognized based on transactions conducted by credit card companies at the rate and on the date they are credited. Revenue from credit margins of credit cards is recognized on the date the client is bound to pay and revenue for subscription fees is recognized on a monthly basis.

Revenue from communication services and sale of communication equipment

Revenue derived from the use of communication networks by the Group, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards are initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services are recognized and accounted for as they are provided. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

Revenue from tourism operations

Revenue from the provision of tourist services is recognized based on the degree of completion of the transaction, and provided the following conditions are met:

•	The revenue amount may be reliably measured;
•	the economic benefits associated to the transaction are expected to have an impact on the Group;
•	the degree of completion of the transaction may be measured on a reliable basis; and
•	expenses incurred in relation to the transaction as well as all necessary costs to finalize the transaction may be reliably measured.

2.3.8.           Cost of sales

The cost of retail sales, includes the acquisition costs for the products minus discounts granted by suppliers, as well as all expenses associated with storing and handling inventories. It also includes operational and management costs for shopping centers held by the Group as part of its real estate investments.

The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided.

2.4.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Summary of significant accounting policies (Continued)

In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements, as describe in Note 5 to those Financial Statements, save for changes in accrued income tax, provision for legal claims, provision for Directors' fees, allowance for bad debts and accrued supplementary rental, and those incorporated by business combination with IDBD.

2.5.	Comparability of information

Balance items as of June 30, 2015 and March 31, 2015 shown in these financial statements for comparative purposes arise from the Consolidated Financial Statements then ended.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from the acquisition date, and the prior periods are not modified by this situation. Therefore, the financial information consolidated for periods after the acquisition is not comparative with prior periods.

During the nine-month period ended March 31, 2016, the Argentine Peso devalued against the US$ and other currencies by around 63%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs from "offices and other properties" segment, and our assets and liabilities in foreign currency (mainly assets and liabilities of the Operations Center in Israel).

3.	Seasonal effects on operations

Operations Center in Argentina

The operations of the shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping center operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations (Continued)

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.	Acquisition and dispositions

a)	Acquisition of control over IDBD

On May 7, 2014, a transaction was agreed whereby the Group, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (a non-related company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBH with its creditors (the "Arrangement"), the IDBD's parent company.

Under the terms of the agreement entered into between Dolphin and ETH, to which Dolphin and ETH agreed to (the "Shareholders' Agreement"), Dolphin acquired 50% interest in this investment, and ETH acquired the remaining 50%. The initial total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date.

On May 28, 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders' Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller under the Arrangement.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisition and dispositions (Continued)

After certain aspects of the offer were resolved through an arbitration process brought by Dolphin and ETH in accordance with provisions on dispute resolution included in the Shareholders’ Agreement, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related company to the Group) were entitled to act as buyers in the BMBY process, and ETH should sold IDBD shares held by it (92,665,925 shares) at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the seller’s Arrangement, including the commitment to carry out Tender Offers where responsibility were borne by Dolphin; (iii) The buyer had to pledge in favor of the Arrangement Trustees the shares that seller had pledged to them.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board. Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as collateral to secure compliance with the IDBD stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710. As a consequence, the Group gained control of IDBD and started to consolidate financial statements as from that date with an initial interest of 49%.

The Group is analyzing the allocation of the price paid across various net assets acquired by IDBD; therefore, the information presented below is preliminary and subject to changes.

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

10.11.15
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisition and dispositions (Continued)

10.11.15
Fair value of identifiable assets and assumed liabilities:
Investment properties	28,726
Property, plant and equipment	13,067
Intangible assets	1,287
Investment in associates and joint ventures	9,043
Financial assets and other assets held for sale	4,475
Trading properties	2,564
Inventories	1,822
Income tax credits for the year	91
Trade and other receivables	9,546
Investments in financial assets	6,684
Restricted assets	250
Cash and cash equivalents	9,193
Deferred income tax	(2,660)
Provisions	(1,106)
Borrowings	(68,170)
Derivative financial instruments, net	(39)
Income tax expense	(316)
Employee benefits	(405)
Salaries and social security liabilities	(794)
Trade and other liabilities payables	(11,261)
Total net identifiable assets	1,997
Non-controlling interest	(3,287)
Goodwill not yet allocated	2,706
Total	1,416

The fair value of the investment property was assessed by qualified independent appraisers. As of the acquisition date, the Group estimates that recognized assets are recoverable. The value of the non-controlling interest in IDBD has been determined on a proportional basis to the fair value of net acquired assets.

Following the control of IDBD, the cumulative currency translation accumulated in shareholders’ equity from the interest held in IDBD before the business combination in the amount of Ps. 144 was recognized in the statement of income. This gain was disclosed under "Other operating results, net" line in the statement of income.

Later on, following the exercise of BMBY, Dolphin has entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire 92,665,925 shares in IDBD which IFISA acquired in the BMBY process at a price per share of NIS 1.64 plus an annual interest rate of 8.5%. The exercise date for the option extends for two years. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisition and dispositions (Continued)

b)	Acquisition offers

As described in Note 3.1 to the Annual Financial Statements, Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the agreement administrators (the “Administrators”) entered into an extension agreement (the “Extension Agreement”), including but not limited to:

(i)
Postpone the date in which Dolphin would propose the first part of the tender offers until March 15, 2016, so that the execution of the tender offers would extend until March 31, 2016. Increase the first part of the tender offers by NIS 7 million, without changing the number of shares entitled to participate in the Tender Offer;

(ii)
Should IDBD carry out the issue of shares or convertible bonds before March 15, 2016 (excluding the issuance of shares resulting from exercising already existing warrants) to any person other than Dolphin and/or any other company not entitled to take part as offeror in the tender offers, will proceed to increase the first part of the tender offers by NIS 53 million (in addition to the NIS 7 million detailed in section (i)), without changing the total number of shares included in the tender offers.

(iii)	Increase the collateral granted to the Agreement Administrators to secure performance of the commitments assumed under the tender offers;
(iv)
The Extension Agreement should be approved by the Shareholders’ Meeting, after which the parties would file a petition requesting that the appeal with the Supreme Court be dismissed without costs for the parties;

(v)	The Extension Agreement would also be subject to the execution of the Subordinated Loan between Dolphin and IDBD (a subordinated and convertible loan granted to IDBD in the amount of NIS 210 million).

On December 6, 2015, the Shareholders’ Meeting approved of the Extension Agreement and on December 8, 2015 it was approved by a competent court, and upon appeal filed with the Supreme Court (mentioned in subsection (iv) above), it was dismissed without cost to the parties.

On December 1, 2015, Dolphin and IDBD subscribed the subordinated loan.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisition and dispositions (Continued)

During February and March 2016, Dolphin has entered into an agreement with the Agreement Administrators to amend the terms and conditions of the tender offers mentioned above. This amendment was approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) and by warrant holders of IDBD on March 2, 2016, and by the competent court on March 10, 2016. The major amendments to the Agreement are:

(i)
Replacement of the obligation to conduct tender offers as previously established under an agreement whereby Dolphin should purchase all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. On March 29, 2016, all IDBD shares would cease to be traded in the TASE. On that date, all IDBD warrants held by non-controlling shareholders will expire and Dolphin will make capital contributions to IDBD or grant subordinate loans, as described hereafter.

(ii)
The price to be paid for each IDBD share held by non-controlling shareholders on March 29, 2016 will be NIS 1.25 in cash, NIS 1.20 adjusted nominal value in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants, and Dolphin will inject funds into IDBD equal to the adjusted nominal value of IDBD Bonds. Additionally, Dolphin undertakes to pay NIS 1.05 (subject to adjustments) in cash should Dolphin, either directly or indirectly, gain control of Clal, or else if IDBD sells a controlling shareholding in Clal under certain parameters (the “payment by Clal”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD.

(iii)
The warrants held by non-controlling shareholders that have not been exercised until March 28, 2016 shall expire on March 31, 2016. Each warrant holder shall be entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 and the exercise price of the warrants and be entitled to a payment from Clal; or (b) to receive a payment which will be determined by an independent appraiser.

(iv)
Dolphin shall provide IDBD a total amount of NIS 515 million (the “Contribution to IDBD”), out of which it has already contributed NIS 15 million in February 2016 and NIS 85 million in March 2016. The amount injected to IDBD will be reduced by any capital contribution resulting from the exercise of warrants held by non-controlling shareholders (maximum amount of approximately NIS 37.5 million). The contribution to IDBD will further cover the IDBD Bonds that would be necessary to comply with the transactions described above (between NIS 166.5 million and NIS 178 million), and the balance will be contributed until completing the amount committed by Dolphin either as a capital contribution or as a subordinated loan (between NIS 284.5 and NIS 333.5 million).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisition and dispositions (Continued)

(v)
On March 31, Dolphin should pledge 28% of its IDBD shares, as well as all rights held by Dolphin in relation to the subordinated loan granted in the amount of NIS 210 million in December 2015, until the payment obligation to Clal has been completed or has expired, after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge supersedes the existing pledge on approximately 64 million shares of IDBD and all Dolphin’s rights in relation to the Subordinated Loan.

(vi)
Additionally, Dolphin agrees not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released. Should the pledge on subordinated loans be exercised by the Administrators of the Agreement, then those Administrators may convert the subordinated loans into shares; however, in such case, the maximum percentage of the IDBD capital that may be pledged is 35%, and any shares in excess of such amount will be released from the pledge.

As a result of the description above, on March 31, 2016: (i) Dolphin acquired all shares from IDBD non-controlling shareholders (except for IFISA), (ii) all warrants held by IDBD non-controlling shareholders expired, and (iii) Dolphin made additional contributions to IDBD via subordinated loans pursuant to the description below.

The price paid for each IDBD share based on the holdings as of March 29, 2016 was as follows: (i) NIS 1.25 in cash, thus paying a total amount of NIS 159.6 million (US$ 42.2 million), (ii) NIS 1.20 per share through the subscription and delivery of IDBD Bonds Series 9 (the “IDBD Bonds”) to non-controlling shareholders and warrant holders that did not choose for the independent appraiser alternative, issued by IDBD and paid by Dolphin at its adjusted nominal value, thus injecting NIS 166.5 million (an amount of NIS 134 million worth of IDBD Bonds was issued by IDBD). This payment in bonds includes the Payment of Warrants (as detailed below), and (iii) the commitment to pay NIS 1.05 (subject to adjustments) in cash in case Dolphin indirectly receives an authorization to take over Clal, or else if IDBD sells its holdings in Clal under certain parameters, mainly referring to Clal sale price above 75% of its book value and under certain circumstances pro rata any holdings in Clal sold by IDBD; should the conditions indicated above be met, Dolphin will pay under this concept the approximate amount of NIS 155.8 (around US$ 40.8 million).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisition and dispositions (Continued)

In relation to warrants that were not exercised as of March 28, 2016, each such warrant holder received the difference between NIS 2.45 and the warrant exercise price (“Payment of Warrants”) in IDBD Bonds and is entitled to receive the consideration for Clal; as for those warrants holders who chose the independent appraiser alternative, IDBD bonds for the same value were deposited to the Agreement Administrators up to the payment (the amount will be subject to approval of the competent court, following the valuation made by the appraiser and the right of each such relevant party to file their arguments with the court); such payment will be treated as a deposit that may be used to pay the warrant holders under certain circumstances.

Additionally, Dolphin made a contribution to IDBD in a total amount of NIS 348.5 million, which were contributed in the form of a subordinated loan convertible into shares, thus discharging the commitment to contribute NIS 515 million.

To secure payment by Clal, on March 31, 2016 Dolphin pledged 28% of all IDBD shares as well as the subordinated loan rights of NIS 210 million granted on December 1, 2015. Should new shares be issued by IDBD, they should have to be further pledged until reaching 28% of all IDBD capital.

Following March 31, 2016, IDBD shares ceased to be listed in TASE, there are no more warrants held by general public and IDBD went private. IDBD will continue to file reports with the TASE as a “Debentures Company” pursuant to Israeli law, because some of its bonds are listed.

As a result of the above, upon compliance by Dolphin with the obligations assumed under the amended agreement, all commitments to invest in IDBD by Dolphin have been fully complied with, so that the only obligation still pending is the payment for Clal, provided the conditions herein described are met.

As of March 31, 2016, IRSA’s indirect interest in IDBD was approximately 68%.

c)	Sale of properties in the Operations Center in Argentina

During the nine-month period ended March 31, 2016, the Group has sold certain floors corresponding to Maipú 1300 Building, Intercontinental Plaza, all the floors corresponding to Dique IV and Isla Sirgadero.

All sales mentioned above led to a combined profit for the Group of Ps. 1,068, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Financial risk management and fair value

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group are focused on the unpredictability of financial markets and seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

Given the diversity of sectors in the economy and industries, different regulatory and legal frameworks and the macroeconomic environment in each of its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

Below is a list of the main risk management policies of each of the operations centers:

5.1       Risk management in the operations center in Argentina:

These Financial Statements do not include all the information and disclosures on financial risk management in this operations center; therefore they should be read along with Note 4 to the Annual Financial Statements. There have been no changes in the risk management or risk management policies applied by the Group to the Operations Center in Argentina since year end.

5.2       Risk management in the operations center in Israel:

Given the diversity of sectors in the economy, industries, and risks, IDBD manages its exposure to key financial risks in accordance with a decentralized risk management policy for all its subsidiaries. Both IDBD as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
5.           Financial risk management and fair value (Continued)

This section provides a description of the principal risks and uncertainties related to the operations center in Israel that could have a material adverse effect on the IDBD’s strategy, performance, results of operations and financial condition. The risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

(a)	Market risk management

(i) Foreign currency risk

IDBD operates at an international level and is exposed to exchange rate risks. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency in which the transaction is conducted, mainly the US dollar.

Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed in the functional currencies of the economies where they operate, in that they IDBD is not significantly exposed to foreign currency risk.

Net financial position exposure to the functional currencies is managed in a decentralized way on a case-by-case basis, by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

(ii) Risk of fluctuations of the CPI of Israel

IDBD has financial liabilities indexed by the Israeli CPI. As of the balance sheet date, 72.6% of financial debts arising from the center of operations in Israel was adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is managed in a decentralized way on a case-by-case basis, by using different derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, based on the circumstances.

(iii) Interest rate risk

The IDBD’s interest rate risk principally arises from long-term borrowings (See Note 21). Borrowings issued at variable rate expose IDBD to cash flow interest rate risk, partially offset by financial assets at floating interest rate. Borrowings issued at fixed rates expose IDBD to fair value interest rate risk.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Financial risk management and fair value (Continued)

IDBD manages the exposure to the interest rate risk on a dynamic basis. Various scenarios are simulated by IDBD, taking into consideration refinancing, renewal of existing positions, alternative financing sources or hedging instruments, maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Exposure to interest rate risk is managed in a decentralized way and these activities are evaluated regularly by Management to determine that IDBD is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowings covenants.

As of the date of these Financial Statements, the 22.3% of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

(iv) Other price risk

IDBD is exposed to equity securities price risk or derivative financial instruments price risk because of investments held in entities that are publicly traded.

As indicated in Note 9, investment in Clal is classified on the statements of financial position at "fair value through profit or loss" and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks.

IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to IDBD. Credit risk is managed in a decentralized way. Each entity is responsible for managing and analyzing the credit risk and limits have been established to ensure that IDBD deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to IDBD.

IDBD is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Financial risk management and fair value (Continued)

The IDBD’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with IDBD are well known because of their experience in the market and high credit quality. IDBD places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statements of financial position.

IDBD’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. IDBD generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The IDBD’s policy is to manage credit exposure to trade and other receivables within defined trading limits. All IDBD’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer.

There is not a high credit risk concentration in trade receivables from telecommunications and supermarket activity, as the business does not rely on few customers and most of the transactions are paid in cash or credit card.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Financial risk management and fair value (Continued)

(c)	Liquidity risk management

The most important risk in the operations center in Israel is liquidity risk, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the IDBD’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, IDBD aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

IDBD monitors its current and projected financial position using several key internally generated reports: cash flow forecasts; debt maturity; and interest rate exposure. IDBD also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

IDBD’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. IDBD maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with IDBD’s needs, by spreading the repayment dates and extending facilities, as appropriate.

Given the current financial debt conditions of the Operations Center in Israel, in particular in the holding company IDBD, the main source of funding has been capital contributions. See Note 21 that includes a description of commitments and restrictions related to loans and renegotiation processes under way.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Following the control of IDBD, the Group reports its financial and equity performance based on the new segment structure. Comparative information has been modified to reflect the new organization insofar as possible.

Segment information is now reported from two perspectives: geographic presence and products and services. From the geographic point of view, the Group has established two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Below is the segment information prepared as follows:

•	Operations Center in Argentina:

Within this center, the Group operates in the following segments:

o
The “Shopping Centers” segment includes assets and operating results of the activity of shopping centers portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.

o	The “Offices and others” segment includes assets and operating results from lease revenues of office and other rental space and other service revenues related to the office activities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

o
The “Sales and Development” segment includes assets and operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

o	The "Hotels" segment includes the operating results of hotels mainly comprised of room, catering and restaurant revenues.
o
The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Group derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014. Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value.

o	The “Financial operations and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the following:

•
Operating results from joint ventures: Cyrsa S.A., NPSF, Puerto Retiro, Baicom Networks S.A. and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of LRSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

•
Operating results from Shopping Centers and Offices segments does not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial income (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Information analyzed in relation to Group revenue and assets:

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, investment in associates and goodwill.  The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments are derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in United States.

•	Operations center in Israel:

Within this center, the Group operates in the following segments:

o
The segment “Commercial Properties” includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Group operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas, United States.

o
The segment “Supermarkets” includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Group mainly operates a supermarket chain in Israel.

o	The segment “Agrochemicals” includes income derived from the associate Adama. Adama is a company specialized in agrochemicals, particularly for the production of crops.
o
The segment “Telecommunications” includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

o
The segment “Insurance” includes the business related to Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 9, 51% of the controlling shares of Clal are held in a trust following the instructions of the Israel Securities Commission in order to comply with the sale of the controlling shares of Clal; as a result, the Company is not fully consolidated on a line-by-line basis but rather in a single line as a financial instrument at fair value, as required by the IFRS under the current circumstances where no control is exercised.

o	The "Others" segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, gas and oil assets, electronics, and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements.
As indicated under Note 2, the Group decided to consolidate income derived from its operations center in Israel with a three month lag, as adjusted for the effects of significant transactions; hence, operating results of IDBD for the period extending from October 11, 2015 (acquisition date) through December 31, 2015 are included under interim comprehensive income of the Group for the nine-month period ended March 31, 2016.

Furthermore, comparative information has not been modified for as of that date the Group did not exercise control over IDBD. The assessment of this investment was part of the international segment of the operations center in Argentina.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

As to those business segments involving the operations center in Argentina where assets are reported under the proportional consolidation method, each reported asset includes the proportional share of the Group in the same class of assets of the associates and/or joint ventures. Only as an example, the amount of investment properties reported includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Group’s share in the balances of investment properties of joint ventures.

Within the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in, Israel, except for part of earnings from the segment Commercial Properties, from activities outside Israel, mainly in United States.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016			March 31, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Revenues from sales, rents and services	2,382	16,486	18,868	1,886
Costs	(588)	(12,919)	(13,507)	(464)
Gross profit	1,794	3,567	5,361	1,422
Gain from disposal of investment properties	1,068	-	1,068	801
General and administrative expenses	(392)	(420)	(812)	(264)
Selling expenses	(188)	(2,352)	(2,540)	(138)
Other operating results, net	110	(19)	91	63
Profit from operations	2,392	776	3,168	1,884
Share of loss of associates and joint ventures	(606)	(86)	(692)	(854)
Segment Profit	1,786	690	2,476	1,030

Reportable assets	4,938	133,252	138,190	6,378
Reportable liabilities	-	(97,161)	(97,161)	-

Operating assets	4,938	36,091	41,029	6,378

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the period ended March 31, 2016:

	March 31, 2016
	Operations center in Argentina
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues from sales, rents and services	1,734	235	6	406	-	1	2,382
Costs	(277)	(34)	(15)	(262)	-	-	(588)
Gross Profit / (Loss)	1,457	201	(9)	144	-	1	1,794
Gain from disposal of investment properties	-	-	1,068	-	-	-	1,068
General and administrative expenses	(122)	(38)	(92)	(75)	(65)	-	(392)
Selling expenses	(96)	(27)	(15)	(49)	-	(1)	(188)
Other operating results, net	(24)	(3)	(8)	(1)	143	3	110
Profit from operations	1,215	133	944	19	78	3	2,392
Share of profit / (loss) of associates and joint ventures	-	10	6	-	(795)	173	(606)
Segment Profit / (Loss)	1,215	143	950	19	(717)	176	1,786

Investment properties	2,339	862	322	-	-	-	3,523
Property, plant and equipment	45	20	1	158	2	-	226
Trading properties	-	-	188	-	-	-	188
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	-	8	-	-	27
Investments in associates and joint ventures	-	26	62	-	(809)	1,594	873
Operating assets	2,410	912	663	166	(807)	1,594	4,938

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the period ended March 31, 2015:

	March 31, 2015
	Operations center in Argentina
	Shopping Center	Offices and other	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues from sales, rents and services	1,282	250	11	317	26	-	1,886
Costs	(199)	(33)	(14)	(211)	(7)	-	(464)
Gross Profit / (Loss)	1,083	217	(3)	106	19	-	1,422
Gain from disposal of investment property	-	-	801	-	-	-	801
General and administrative expenses	(91)	(40)	(35)	(57)	(41)	-	(264)
Selling expenses	(78)	(13)	(7)	(40)	-	-	(138)
Other operating results, net	(20)	(113)	14	(3)	187	(2)	63
Profit / (Loss) from operations	894	51	770	6	165	(2)	1,884
Share of profit / (loss) of associates and joint ventures	-	3	2	1	(973)	113	(854)
Segment Profit / (Loss)	894	54	772	7	(808)	111	1,030

Investment properties	2,347	917	339	-	-	-	3,603
Property, plant and equipment	38	25	1	161	1	-	226
Trading properties	-	-	134	-	-	-	134
Goodwill	1	9	-	-	-	-	10
Right to receive future units under barter agreements	9	5	76	-	-	-	90
Inventories	14	-	1	7	-	-	22
Investments in associates and joint ventures	-	26	47	-	859	1,361	2,293
Operating assets	2,409	982	598	168	860	1,361	6,378

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the period ended March 31, 2016:

	March 31, 2016
	Operations center in Israel
	Commercial properties	Supermarkets	Agrochemicals	Telecommunications	Insurances	Others	Total
Revenues from sales, rents and services	955	10,797	-	4,128	-	606	16,486
Costs	(575)	(8,008)	-	(3,620)	-	(716)	(12,919)
Gross profit / (loss)	380	2,789	-	508	-	(110)	3,567
Gain from disposal of investment properties	-	-	-	-	-	-	-
General and administrative expenses	(67)	(119)	-	(230)	-	(4)	(420)
Selling expenses	(15)	(1,699)	-	(597)	-	(41)	(2,352)
Other operating results, net	-	-	-	(4)	-	(15)	(19)
Profit / (Loss) from operations	298	971	-	(323)	-	(170)	776
Share of (loss) / profit of associates and joint ventures	(85)	70	(130)	-	-	59	(86)
Segment Profit / (Loss)	213	1,041	(130)	(323)	-	(111)	690

Operating assets	59,231	28,361	9,467	24,824	5,146	6,223	133,252
Operating liabilities	(49,408)	(24,021)	-	(20,894)	-	(2,838)	(97,161)
Operating Assets, net	9,823	4,340	9,467	3,930	5,146	3,385	36,091

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

The following tables present a reconciliation between the total results of operations as per segment information and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions. Additionally, in the last quarter of the fiscal year ended June 30, 2015, the Group has changed the presentation of the Statements of income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion funds from the Statements of income, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses). These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

	March 31, 2016
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues from sales, rents and services	18,868	(20)	888	(5)	19,731
Costs	(13,507)	12	(901)	4	(14,392)
Gross profit / (loss)	5,361	(8)	(13)	(1)	5,339
Gain from disposal of investment properties	1,068	-	-	-	1,068
General and administrative expenses	(812)	1	-	6	(805)
Selling expenses	(2,540)	1	-	-	(2,539)
Other operating results, net	91	(3)	-	(5)	83
Profit / (loss) from operations	3,168	(9)	(13)	-	3,146
Share of (loss) / profit of associates and joint ventures	(692)	6	-	-	(686)
Net segment profit / (loss) before financing and taxation	2,476	(3)	(13)	-	2,460

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Segment information (Continued)

	March 31, 2015
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment for elimination of inter-segment transactions	Total as per Statement of income
Revenues from sales, rents and services	1,886	(22)	649	(4)	2,509
Costs	(464)	11	(659)	3	(1,109)
Gross profit / (loss)	1,422	(11)	(10)	(1)	1,400
Gain from disposal of investment properties	801	-	-	-	801
General and administrative expenses	(264)	-	-	2	(262)
Selling expenses	(138)	2	-	-	(136)
Other operating results, net	63	1	-	(1)	63
Profit / (loss) from operations	1,884	(8)	(10)	-	1,866
Share of (loss) / profit of associates	(854)	12	-	-	(842)
Net segment profit / (loss) before financing and taxation	1,030	4	(10)	-	1,024

The following tables present a reconciliation between total segment assets and liabilities as per segment information of operations centers in Argentina and Israel and total assets as per the statement of financial position.

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Total assets per segment based on segment information	4,938	133,252	138,190	6,378
Total assets per segment based on segment information	4,938	133,252	138,190	6,378
Less:
Proportionate share in assets per segment of joint ventures (2)	(119)	-	(119)	(98)
Plus:
Investment in joint ventures (1)	195	-	195	169
Other non-reportable assets	15,838	2,696	18,534	2,813
Total assets per segment as per statement of financial position	20,852	135,948	156,800	9,262

(1)	Represents the proportionate equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)	Below is a detail of the proportionate share in assets by segment of joint ventures of the operations center in Argentina, included in the information reported by segment:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Segment information (Continued)

	March 31, 2016	March 31, 2015
Investment properties	111	88
Property, plant and equipment	1	1
Trading properties	2	3
Goodwill	5	6
Total proportionate share in assets per segment of joint ventures	119	98

	March 31, 2016			March 31, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Total liabilities per segment based on segment information	-	(97,161)	(97,161)	-
Plus:
Other non-reportable liabilities	(15,499)	(36,579)	(52,078)	(7,213)
Total liabilities per segment as per statement of financial position	(15,499)	(133,740)	(149,239)	(7,213)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. Significant non-controlling interests have changed following the business combination. As of March 31, 2016 and June 30, 2015, significant non-controlling interests pertain to the operations center in Israel and the operations center in Argentina, respectively.

	At March 31, 2016							Period ended March 31, 2016
	Non-controlling shareholders interest %	Current Assets	Non-current Assets	Current Liabilities	Non- Current Liabilities	Net assets	Book Values of Non- controlling interests	Revenue	Net income equity	Other comprehensive loss	Total comprehensive (loss / income)	Profit (Loss) attributable to non-controlling interest	Other comprehensive loss attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders

Elron (2)	49.68%	2,305	974	98	31	3,150	2,223	89	(37)	(19)	(56)	(18)	(10)	(96)	4	7	(85)	-
PBC (2)	23.55%	12,183	46,796	9,776	39,565	9,638	6,701	1,150	267	(48)	219	173	(21)	657	26	(768)	(85)	-
Cellcom (2)	58.23%	9,725	15,098	7,467	13,427	3,929	2,667	3,913	145	(4)	141	100	(4)	783	30	(26)	787	(4)
Shufersal (2)	47.05%	11,459	16,903	12,938	11,083	4,341	2,599	10,890	312	-	312	193	-	41	(1,265)	(364)	(1,588)	-
							14,190					448	(35)					(4)

	At June 30, 2015							Period ended March 31, 2015
	Non-controlling shareholders interest %	Current Assets	Non-current Assets	Current Liabilities	Non- Current Liabilities	Net assets	Book Values of non-controlling interest	Revenue	Net income equity	Other comprehensive loss	Total comprehensive loss	Profit (Loss) attributable to non-controlling interest	Other comprehensive (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
PAMSA (3)	20.00%	488	518	310	21	675	129	251	111	-	111	22	-	77	(108)	6	(25)	-
DFL (1)	8.43%	330	1,729	299	264	1,496	13	-	(974)	14	(960)	(100)	-	-	-	-	-	-
Rigby (1)	25.50%	19	-	-	-	19	5	28	398	(196)	202	109	-	-	1,518	(1,517)	1	-
RES (4)	33.17%	30	356	11	14	361	120	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
							267					31	-					-
N/A: Not applicable. Not considered a significant non-controlling interest.
(1)	Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by Tyrus.
(2)	Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.
(3)	Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by IRSA CP.
(4)	Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by Efanur.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Cellcom is the largest provider of mobile telecommunications in Israel; it offers its services approximately to 2.9 million subscribers with a wide range of services. By the end of 2014, the Company launched television services over the Internet. Under Israeli laws, in order for a shareholder to be able to exert control over a Telecommunications Company, such shareholder must first secure the approval of the Ministry of Communications of Israel. Such approval, consequence of change in control of IDBD, has not yet been obtained.

In November 2015, Cellcom entered into an agreement, subject to approval, with Golan Telecom Ltd. ("Golan") and its shareholders to acquire all of Golan’s shares for a price of NIS 1,170 million, subject to certain adjustments. To complete the transaction, Cellcom intends to raise funds by way of a public offering and DIC expects to subscribe shares for up to NIS 100 million at that public offering to maintain its current equity interests.

During April 2016, the Anti-trust Commission of Israel and the Ministry of Communications notified Cellcom their objection to the transaction described above but failed to state the grounds for such objection.

8.	Investments in associates and joint ventures

As of June 30, 2015, the Group's associates were New Lipstick, BHSA, IDBD, Tarshop, Manibil S.A., Lipstick and BACS and the Groups’ joint ventures were Cyrsa S.A., Puerto Retiro, Baicom Networks S.A., Quality, NPSF, Entretenimiento Universal S.A. and EHSA. The shares of these investments are not publicly traded except for BHSA and IDBD, at such date.

Due to IDBD’s consolidation, Adama, Mehadrin Ltd., PBEL Real Estate Ltd., Gav-Yam Properties in Lod, were included as associates, among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Investments in associates and joint ventures (Continued)

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Beginning of the period / year	2,810	-	2,810	2,084
Acquisition of equity interest (Note 4)	-	134	134	1,255
Decrease for the taking over (Note 4)	(1,047)	-	(1,047)	-
Increase due to deconsolidation	-	115	115	-
Balance incorporated by business combination (Note 4)	-	9,043	9,043	-
Capital contributions	47	104	151	39
Share of loss	(36)	(156)	(192)	(21)
Currency translation adjustment	(152)	5,285	5,133	87
Cash dividends	(11)	(593)	(604)	(47)
Sale of equity interest (Note 4)	(5)	-	(5)	(34)
Reclassification to financial instruments (Note 4)	-	-	-	(30)
Capital reduction (ii)	-	-	-	(111)
(Loss) / gain from fair value changes	(564)	70	(494)	(412)
End of the period / year (i)	1,042	14,002	15,044	2,810

(i)	Includes Ps. (814) and Ps. (363) reflecting interests in companies with negative equity as of March 31, 2016 and June 30, 2015, respectively, which are disclosed in “Provisions” (Note 20).
(ii)During the year ended June 30, 2015 Cyrsa S.A. distributed dividends due to capital reduction in the amount of Ps. 111.

Restrictions, commitments and other matters in respect of investments in Operations Center Argentina

Legal reserve applicable to the Argentine Companies

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group’s investments under these laws have not reached the legal capped amounts.

There are no contingent liabilities relating to the Group’s interest in associates and joint ventures.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Investments in associates and joint ventures (Continued)

Quality

In March 2011, Quality purchased an industrial plant located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses.

On January 20, 2015, Quality entered into an Urbanization Agreement with the Municipality of San Martin which contemplates a monetary compensation to the City Council totaling Ps. 40, payable in two installments of Ps. 20 each. The first one has been paid out, while the second – adjustable based upon the index of the Argentine Chamber of Construction – will be paid within 60 days following the registration of the land subdivision plan with the Office of Geodesy of the Buenos Aires province, a milestone that has not yet taken place.

On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process.

EHSA

During November 2012, IRSA CP acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes and as a consequence IRSA CP holds a jointly indirect interest in LRSA of 25% which operates the Exhibition Center “Predio Ferial de Buenos Aires”.

In connection with the Exhibition Center, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Exhibition Center to the SRA; the effect of this new order was to revoke the sale transaction.

In case 4573/2012 Sociedad Rural Argentina vs. National State – Executive Power on Declaratory Action, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

Although several resolutions have been issued since that point, to the date, we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

Puerto Retiro

On April 18, 2000, Puerto Retiro was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Indarsa to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land. Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Investments in associates and joint ventures (Continued)

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro.

In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case.

The Management and legal advisors of Puerto Retiro estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court as well as the fraud action. However, given the current status of the case, we cannot predict its outcome.

Tarshop

The BCRA modified certain aspects of the regulatory framework of the activities carried out by Tarshop. Based on these changes, our associate is going through a business reformulation process. In this context, the BHSA and IRSA CP approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings, under which certain contributions were already made for a total amount of Ps. 215.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan. Metropolitan owns the building known as Lipstick Building in Manhattan.

Restrictions, commitments and other matters in respect of investments of the operations center in Israel

Adama

Adama is specialized in the chemical industry, mainly, in the agrochemical industry. In this framework, Adama is engaged in developing, manufacturing and selling crop protection products, while also operating in other areas based on its basic capacities (the agricultural and chemical sectors), but to a immaterial extent.

In 2011, IDBD sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$ 960, which is secured by the 40% of the shares held by IDBD as of March 31, 2016. The loan is disclosed in Note 21 under Non-current loans.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Investments in associates and joint ventures (Continued)

IDBD through DIC reported a potential transaction whereby Koor and ChemChina would transfer their entire interests (40% and 60%, respectively) in Adama to Hubei Sanonda Co. Ltd., a Chinese public company whose shares are listed in the Shenzhen Stock Exchange, China. Sanonda’s shares would be delivered as consideration for the transaction in such amount that, following the transaction, Adama would become a wholly-owned subsidiary of Sanonda and Koor would be a shareholder of Sanonda. Pursuant to Chinese laws, Sanonda’s shares owned by Koor would be subject to a lock-up period of 3 years.

In February 2016, an agreement was executed to sell Class B shares of Sanonda to Huebei Sanonda Co. and to suspend trading of Sanonda shares (until August 4, 2016).

9.	Financial assets and other assets held for sale

The composition of financial assets and other assets held for sale as of March 31, 2016 and June 30, 2015 is as follows:
	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current
Clal	-	3,745	3,745	-
Non-current financial asset held for sale	-	3,745	3,745	-

Current
Clal	-	1,401	1,401	-
Others	-	219	219	-
Current financial assets and other assets held for sale	-	1,620	1,620	-
Total financial assets and other assets held for sale	-	5,365	5,365	-

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel, to have control over an insurance company, on August 21, 2013, such commission required that IDBD grant an irrevocable power of attorney to Mr. Moshe Tery ("the Administrator") by 51% of the shareholding capital and vote interests in Clal, thus transferring control over that investee.

On December 30, 2014, the Insurance Commission sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Administrator’s continuity in office, among other aspects.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Financial assets and other assets held for sale (Continued)

The sale arrangement outlined in the letter involves IDBD’s and the Administrator’s interests in the sale process under different options and timeframes. As of March 31, 2016, the current sale arrangement involved the sale of the interest in the stock exchange or in over-the-counter trades, as per the following detail and by the following dates:

a.	IDBD will have to sell at least 5% of its equity interest in Clal beginning on May 7, 2016.
b.	During each of the subsequent four-month periods, IDBD will have to sell at least an additional 5% of its equity interest in Clal.
c.
If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% will be offset against the percentage required in the following period.

IDBD’s failure to fulfill its obligation in the manner described in the above paragraph will entitle the Administrator to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale will be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

During February 2016, bond holders and minority shareholders filed a complaint against the Insurance Commission and the Administrator so that the order by the Administrator to sell the shares in the market is revoked, for this would cause irreversible damage to the company and its bond holders. A hearing was agreed to be held between the parties in May 2016.

On March 31, 2016 the holding of IDBD to Clal was of 55%, and as a result of the circumstances mentioned above, IDBD has accounted for it as a financial asset held for sale. Valuation as of March 31, 2016 amounts to Ps. 5,146, and a loss of Ps. 1,112 has been recorded reflecting the fall in the share price.

Claims against Clal

On the aggregate, all legal actions brought against Clal’s investees out of the ordinary course of business amount to approximately NIS 17,625 (or Ps. 68,976 at the exchange rate of 3.91354).

The Group set up a reserve for all legal actions brought against Clal’s investees out of the ordinary course of business in the amount of approximately NIS 96 (or Ps. 375.7 at the exchange rate of 3.91354). Most legal actions are related to consumer claims and derivative actions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina				Operations Center Israel
	Rental properties (II)	Undeveloped parcel of lands	Properties under development	Subtotal	Rental properties	Undeveloped parcel of lands	Properties under development	Subtotal	Total
At July 1st, 2014:
Costs	4,158	368	363	4,889	-	-	-	-	4,889
Accumulated depreciation	(1,619)	-	-	(1,619)	-	-	-	-	(1,619)
Residual value	2,539	368	363	3,270	-	-	-	-	3,270

Year ended June 30, 2015
Opening residual value	2,539	368	363	3,270	-	-	-	-	3,270
Additions	280	2	187	469	-	-	-	-	469
Transfers	513	25	(539)	(1)	-	-	-	-	(1)
Transfers to property, plant and equipment	10	-	(9)	1	-	-	-	-	1
Transfers to trading property	(3)	-	-	(3)	-	-	-	-	(3)
Disposals	(94)	(3)	(2)	(99)	-	-	-	-	(99)
Depreciation (i)	(147)	-	-	(147)	-	-	-	-	(147)
Residual value at the year end	3,098	392	-	3,490	-	-	-	-	3,490
At June 30, 2015:
Costs	4,865	392	-	5,257	-	-	-	-	5,257
Accumulated depreciation	(1,767)	-	-	(1,767)	-	-	-	-	(1,767)
Residual value	3,098	392	-	3,490	-	-	-	-	3,490

Period ended March 31, 2016:
Opening residual value	3,098	392	-	3,490	-	-	-	-	3,490
Balance incorporated by business combination (see Note 4)	-	-	-	-	24,935	1,260	2,531	28,726	28,726
Additions	138	3	-	141	111	-	657	768	909
Transfers	-	(97)	97	-	1,213	-	(1,213)	-	-
Transfers from / to property, plant and equipment	5	-	-	5	(11)	-	-	(11)	(6)
Transfers to trading properties	-	(16)	-	(16)	-	-	-	-	(16)
Transfers to assets held for sale	-	-	-	-	(208)	-	-	(208)	(208)
Disposals	(77)	(3)	-	(80)	(78)	-	-	(78)	(158)
Currency translation adjustment	-	-	-	-	14,826	751	1,470	17,047	17,047
Depreciation (i)	(128)	-	-	(128)	(252)	-	-	(252)	(380)
Closing residual value	3,036	279	97	3,412	40,536	2,011	3,445	45,992	49,404
At March 31, 2016:
Costs	4,931	279	97	5,307	40,788	2,011	3,445	46,244	51,551
Accumulated depreciation	(1,895)	-	-	(1,895)	(252)	-	-	(252)	(2,147)
Residual value	3,036	279	97	3,412	40,536	2,011	3,445	45,992	49,404
(i)	Depreciation charges of investment properties were included in “Costs”, “General and administrative expenses” and "Selling expenses" in the statement of income (Note 26).
(ii)
Arcos del Gourmet, concession status: The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects. Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled and has paralelly brought an action for determination of lease rental payments as a result of which it is making judicial deposits of the monthly rental for the premises.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Sales, rental and services income	2,837	796	3,633	2,186
Direct operating expenses	(1,200)	(575)	(1,775)	(889)
Gain from disposal of investment property	1,068	-	1,068	801

Borrowing costs incurred during the nine-month period ended March 31, 2016 of Ps. 13, were capitalized at the rate of the borrowings between 3% and 3.65%. Those costs correspond to PBC and Shufersal pertaining to the operations center in Israel. Borrowing costs as of March 31, 2015 of Ps. 13, were capitalized at the rate of the IRSA CP's general borrowings which amounted to 15%. Those costs correspond to Alto Comahue pertaining to the operations center in Argentina. Capitalization of financial costs has ceased since the completion of the shopping mall, therefore, financial costs have not been capitalized as of March 31, 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina			Operations Center Israel
	Buildings and facilities	Others (i)	Subtotal	Buildings and facilities	Communication networks	Machinery and equipment	Others	Subtotal	Total
At July 1st, 2014:
Costs	466	115	581	-	-	-	-	-	581
Accumulated depreciation	(270)	(92)	(362)	-	-	-	-	-	(362)
Residual value	196	23	219	-	-	-	-	-	219

Year ended June 30, 2015
Opening residual value	196	23	219	-	-	-	-	-	219
Additions	21	29	50	-	-	-	-	-	50
Transfers of investment properties	(10)	9	(1)	-	-	-	-	-	(1)
Depreciation (II)	(14)	(11)	(25)	-	-	-	-	-	(25)
Residual value at the year end	193	50	243	-	-	-	-	-	243
At June 30, 2015:
Costs	477	153	630	-	-	-	-	-	630
Accumulated depreciation	(284)	(103)	(387)	-	-	-	-	-	(387)
Residual value	193	50	243	-	-	-	-	-	243

Period ended March 31, 2016
Opening residual value	193	50	243	-	-	-	-	-	243
Assets incorporated by business combination (Note 4)	-	-	-	4,318	3,759	1,697	3,293	13,067	13,067
Additions	4	9	13	145	223	159	208	735	748
Currency translation adjustment	-	1	1	2,579	2,237	1,012	1,956	7,784	7,785
Transfers to / from investment properties	(5)	-	(5)	11	-	-	-	11	6
Depreciation (ii)	(15)	(12)	(27)	(52)	(293)	(141)	(182)	(668)	(695)
Closing residual value	177	48	225	7,001	5,926	2,727	5,275	20,929	21,154
At March 31, 2016:
Costs	476	163	639	7,053	6,219	2,868	5,457	21,597	22,236
Accumulated depreciation	(299)	(115)	(414)	(52)	(293)	(141)	(182)	(668)	(1,082)
Residual value	177	48	225	7,001	5,926	2,727	5,275	20,929	21,154
(i)	Include furniture and fixtures, machinery and equipment and vehicles.
(ii)	Depreciation charges of property, plant and equipment were included in “Cost”, “General and administrative expenses” and "Selling expenses” in the statement of income (Note 26).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina				Operations Center Israel
	Completed properties	Properties under development	Undeveloped sites	Subtotal	Completed properties	Properties under development	Undeveloped sites	Subtotal	Total
At July 1st, 2014	6	119	10	135	-	-	-	-	135
Additions	-	1	-	1	-	-	-	-	1
Currency translation adjustment	-	(6)	-	(6)	-	-	-	-	(6)
Transfers of investment properties	-	-	3	3	-	-	-	-	3
Disposals	(2)	-	-	(2)	-	-	-	-	(2)
At June 30, 2015	4	114	13	131	-	-	-	-	131
Assets incorporated by business combination (see Note 4)	-	-	-		98	924	1,542	2,564	2,564
Currency translation adjustment	-	40	-	40	59	551	920	1,530	1,570
Transfers of investment properties	-	16	-	16	-	-	-	-	16
Disposals	(1)	-	-	(1)	-	-	-	-	(1)
At March 31, 2016	3	170	13	186	157	1,475	2,462	4,094	4,280

	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current	176	1,190	1,366	128
Current	10	2,904	2,914	3
Total	186	4,094	4,280	131

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Operations Center Argentina					Operations Center Israel
	Goodwill	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others (iv)	Subtotal	Goodwill not yet allocated	Licenses	Information systems and software	Others	Subtotal	Total
At July 1st, 2014
Costs	6	21	85	30	142	-	-	-	-	-	142
Accumulated depreciation	-	-	-	(18)	(18)	-	-	-	-	-	(18)
Residual value	6	21	85	12	124	-	-	-	-	-	124
Year ended June 30, 2015
Opening residual value	6	21	85	12	124	-	-	-	-	-	124
Additions	-	-	5	1	6	-	-	-	-	-	6
Depreciation (i)	-	(1)	-	(2)	(3)	-	-	-	-	-	(3)
Residual value at the year-end	6	20	90	11	127	-	-	-	-	-	127
At June 30, 2015
Costs	6	21	90	31	148	-	-	-	-	-	148
Accumulated depreciation	-	(1)	-	(20)	(21)	-	-	-	-	-	(21)
Residual value	6	20	90	11	127	-	-	-	-	-	127
Period ended March 31, 2016
Opening residual value	6	20	90	11	127	-	-	-	-	-	127
Additions	-	-	-	1	1	-	-	130	108	238	239
Disposals	-	-	-	-	-	-	-	(4)	-	(4)	(4)
Assets incorporated by business combination (see Note 4)	-	-	-	-	-	2,706	510	635	142	3,993	3,993
Currency translation adjustment	-	-	-	-	-	1,594	303	380	86	2,363	2,363
Depreciation (i)	-	(1)	-	(2)	(3)	-	(26)	(96)	(4)	(126)	(129)
Residual value at period-end	6	19	90	10	125	4,300	787	1,045	332	6,464	6,589
Period ended March 31, 2016
Costs	6	21	90	32	149	4,300	813	1,141	336	6,590	6,739
Accumulated depreciation	-	(2)	-	(22)	(24)	-	(26)	(96)	(4)	(126)	(150)
Residual value	6	19	90	10	125	4,300	787	1,045	332	6,464	6,589

(i)
Amortization charges of intangible assets are included in "Costs", “General and administrative expenses” and "Selling expenses" in the statement of income (Note 26). There are no impairment charges for any of the years / period presented.

(ii)	Correspond to Distrito Arcos Depreciation began in January, 2015, upon delivery of the Shopping Center.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.
(iv)	Includes computer software and others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category

Determination of fair values

The fair value hierarchy adopted by the Group is described in Note 15 to the Annual Financial Statements.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2016 and June 30, 2015 and their allocation to the fair value hierarchy:

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Operations Center Argentina
Financial assets at fair value through profit or loss:
- Public companies securities	120	-	604	724
- Private companies securities	166	-	-	166
- Mutual funds	75	-	-	75
- Bonds	404	-	-	404
Derivative financial instruments:
- Foreign-currency future contracts	-	35	-	35
Cash and cash equivalents:
- Mutual funds	12	-	-	12
Total operations center Argentina assets	777	35	604	1,416

Operations Center Israel
Financial assets at fair value through profit or loss:
- Public companies securities	94	-	-	94
- Private companies securities	806	-	-	806
- Deposits	2,560	-	-	2,560
- Mutual funds	2,356	-	-	2,356
- Bonds	4,673	-	-	4,673
- Others	524	-	-	524
Derivative financial instruments:
- Others	16	-	-	16
Non-current trade receivables	-	-	1,828	1,828
Financial assets and other assets held for sale	5,365	-	-	5,365
Total operations center Israel assets	16,394	-	1,828	18,222
Total assets	17,171	35	2,432	19,638

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Operations Center Israel
Derivative financial instruments:
- DIC and Cellcom derivatives	-	196	-	196
Borrowings:
- Non-recourse loan	-	-	11,349	11,349
Total operations center Israel liabilities	-	196	11,349	11,545
Total liabilities	-	196	11,349	11,545

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Operations Center Argentina
Financial assets at fair value through profit or loss:
- Public companies securities	89	-	349	438
- Private companies securities	102	-		102
- Mutual funds	145	-	-	145
- Bonds	103	-	-	103
Derivative financial instruments:
- Warrants of IDBD	228	-	-	228
- Warrants of Condor	-	-	7	7
Cash and cash equivalents:
- Mutual funds	2	-	-	2
Investment in associates:
- IDBD	1,529	-	-	1,529
Total assets	2,198	-	356	2,554

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Operations Center Argentina
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	501	501
Borrowings:
- Other borrowings	-	26	-	26
Total liabilities	-	26	501	527

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments as of March 31, 2016 and June 30, 2015:

	Preferred shares of Condor and promissory note	Non-current trade receivables	Warrants of Condor	Investment in associate IDBD	Commitment to tender offer of shares in IDBD	Borrowings	Total
Total as of June 30, 2014	211	-	-	-	(321)	-	(110)
Currency translation adjustment	-	-	-	-	(45)	-	(45)
Total gains / (losses) for the year	138	-	7	-	(135)	-	10
Balances at June 30, 2015	349	-	7	-	(501)	-	(145)
Additions and acquisitions	50	-	-	-	-	-	50
Transfer to level 3	-	-	-	1,529	-	(26)	1,503
Cumulative translation adjustment	-	704	-	82	(18)	(4,354)	(3,586)
Acquisition of control over IDBD	-	1,187	-	(1,047)	500	(7,337)	(6,697)
Total gain (losses) for the period	205	(63)	(7)	(564)	19	368	(42)
Balances at March 31, 2016	604	1,828	-	-	-	(11,349)	(8,917)

Non-recourse loan

IDBD resorts to an independent appraiser to determine the value of the non-recourse loan. The valuation model is a binomial tree where the main variable is Adama’s share price.

Securities and warrants of Condor

Upon initial recognition of the new instrument, the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain at the time of initial recognition.

In March 2016, the Group has exchanged its preferred Class C shares for a new Class D preferred shares issued by Condor and, additionally, it has received cash in the amount of US$ 1.2 million and a promissory note for US$ 1.1 million related to dividends receivable.

In this new issue the company “Stepstone Real Estate” has been added as new partner by making a contribution of US$ 30 million, which will be used to redeem Class A and B preferred shares and the acquisition of new hotels.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

The new Class D preferred shares will accrue annual interest at a rate of 6.25% and will be convertible in common shares at a price of US$/share 1.60.

There were no changes to the warrants held by the Group.

The Board of Directors of Condor is now formed by 4 directors of the company, 3 directors appointed by Stepstone Real Estate and 2 independent directors. In addition, the voting power held by the company in Condor amounts to 49%, thus keeping significant influence.

Investment in IDBD, associate and warrants

As described in Note 3 to the annual financial statements, in Note 15 to the financial consolidated statements as of September 30, 2015 and until acquiring control over IDBD, the Group stated its equity interest in IDBD as an associate measured at fair value, invoking the exception under IAS 28 and the warrants to acquire IDBD’s common shares were booked at their quoted prices. Since October 11, 2015, as result of consolidation, the equity interest in IDBD as an associate and the warrants were eliminated following the consolidation to add IDBD’s assets and liabilities on a line-by-line basis.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Non-current trade receivables	Cash flows	Theoretical price	Projected discounted income as per discount rate.	5.20
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow future contract.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.7 to 2.1 Share price volatility 58% to 78% Money market interest-rate 1.0% to 1.3%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.7 to 2.1 Share price volatility 58% to 78% Money market interest-rate 1.0% to 1.3%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-
Non-recourse loan	Binomial tree	Theoretical price	Underlying asset price (obtained by the discounted cash flow valuation), capital cost, discounted market interest rate; control premium, underlying asset volatility.	Underlying asset price US$ 760MM to US$ 9400MM, capital cost 11.8% to 14.4%, discounted market interest rate 7.9% to 12.9%, control premium 3.3% to 6.6%, underlying asset volatility 25.7% to 33.1%.
Promissory note	Discounted cash flow	Theoretical price	Money market interest-rate (Libor curve)	Money market interest-rate 1.0% to 1.3%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other receivables

Group’s trade and other receivables as of March 31, 2016 and June 30, 2015 are as follows:

	March 31, 2016			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Non-current
Trade, leases and services receivables	113	1,828	1,941	62
Less: allowance for doubtful accounts	(2)	-	(2)	(2)
Total non-current trade receivables	111	1,828	1,939	60
VAT receivables	28	-	28	25
Prepaid expenses	25	1,245	1,270	11
Borrowings, deposits and other debit balances	27	571	598	-
Others	-	-	-	19
Total non-current other receivables	80	1,816	1,896	55
Total non-current trade and other receivables	191	3,644	3,835	115

Current
Trade, leases and services receivables	934	9,999	10,933	695
Less: Allowance for doubtful accounts	(113)	-	(113)	(93)
Total current trade receivables	821	9,999	10,820	602
Tax credits	38	286	324	23
Prepaid expenses	63	446	509	99
Borrowings, deposits and other debit balances	1,082	-	1,082	330
Advances to suppliers	53	172	225	49
Others	108	337	445	40
Current other receivables	1,344	1,241	2,585	541
Total current trade and other receivables	2,165	11,240	13,405	1,143
Total trade and other receivables	2,356	14,884	17,240	1,258

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other receivables (Continued)

Movements on the Group’s allowance for trade and other receivables are as follows:

	March 31, 2016			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Beginning of the period / year	95	-	95	82
Additions (Note 26)	31	-	31	26
Unused amounts reversed (Note 26)	(11)	-	(11)	(12)
Used during the period / year	-	-	-	(1)
End of the period / year	115	-	115	95

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 26). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

16.	Investments in financial assets

Group’s investments in financial assets as of March 31, 2016 and June 30, 2015 are as follows:

	March 31, 2016			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Non-current
Financial assets at fair value
Public companies securities	712	12	724	421
Private companies securities	166	806	972	102
Deposits	-	12	12	-
Others	-	524	524	-
Total non-current financial assets at fair value	878	1,354	2,232	523
Financial assets at amortized cost
Bonds	100	-	100	180
Total non-current financial assets at amortized cost	100	-	100	180
Total investments in non-current financial assets	978	1,354	2,332	703

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Investments in financial assets (Continued)

	March 31, 2016			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Current
Financial assets at fair value
Mutual funds (i)	75	2,356	2,431	145
Public companies securities	12	82	94	17
Bonds	404	4,673	5,077	103
Deposits	-	2,548	2,548	-
Total current financial assets at fair value	491	9,659	10,150	265

Financial assets at amortized cost
Bonds	16	-	16	30
Total current financial assets at amortized cost	16	-	16	30
Total investments in current financial assets	507	9,659	10,166	295
Total investments in financial assets	1,485	11,013	12,498	998
(i)	It includes shares granted as collateral to transact foreign currency future contracts in the operations center in Argentina
(see Note 17).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Derivative Financial Instruments

Group’s derivative financial instruments as of March 31, 2016 and June 30, 2015 are as follows:

	March 31, 2016			June 30, 2015
	Operations Center Argentina	Operations Center Israel	Total	Operations Center Argentina
Assets
Non-current
Warrants of Condor	-	-	-	7
Warrants of IDBD (Note 4)	-	-	-	199
Others	-	8	8	-
Total non-current derivative financial instruments	-	8	8	206

Current
Forward exchange agreements	35	-	35	-
Warrants of IDBD (Note 4)	-	-	-	29
Others	-	8	8	-
Total current derivative financial instruments	35	8	43	29
Total assets	35	16	51	235

Liabilities
Non-current
Commitment to tender offer shares in IDBD (Note 4)	-	-	-	(264)
DIC and Cellcom derivatives	-	(94)	(94)	-
Total non-current derivative financial instruments	-	(94)	(94)	(264)

Current
Commitment to tender offer shares in IDBD (Note 4)	-	-	-	(237)
DIC and Cellcom derivatives	-	(102)	(102)	-
Total current derivative financial instruments	-	(102)	(102)	(237)
Total liabilities	-	(196)	(196)	(501)
Total derivative financial instruments	35	(180)	(145)	(266)

As part of the foreign exchange risk management, the Company had negotiated long positions forward exchange agreements for the amount of US$ 273.45, at an average price of Ps. 11.385 per US$ 1, and some short positions forward exchange agreements for the amount of US$ 130.95, at an average price of Ps. 15.57 per US$ 1. As of March 31, 2016 the gain generated by these futures amounted to Ps. 1,320.86 and was booked in financial results, net under the line Gains (losses) on derivative financial instruments, net.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2016 and June 30, 2015:

	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Cash at bank and on hand	4,454	14,758	19,212	373
Mutual funds	12	-	12	2
Total cash and cash equivalents	4,466	14,758	19,224	375

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2016 and 2015:

	Note	March 31, 2016	March 31, 2015
Loss for the period		(1,039)	(164)
Adjustments for:
Income tax expense	22	250	390
Amortization and depreciation	26	1,204	135
Gain from disposal of investment property	10	(1,068)	(801)
Dividends received	28	(70)	(12)
Share-based payments	29	13	18
(Gain) / loss from derivative financial instruments	28	(917)	54
Changes in fair value of investments in financial assets	28	723	3
Interest expense, net	28	1,239	440
Gain on repurchase of Non-Convertible notes	28	159	-
Loss from disposal of associates		(4)	(22)
Provisions and allowances		128	93
Share of profit of associates and joint ventures	8.9	686	842
Unrealized foreign exchange loss, net		2,304	294
Changes in operating assets and liabilities:
Decrease / (Increase) in inventories		100	(4)
Decrease in trading properties	12	1	-
Decrease / (Increase) in trade and other receivables		141	(291)
(Decrease) / Increase in trade and other payables		(515)	51
Increase in salaries and social security liabilities		-	1
Increase / (Decrease) in provisions		85	(4)
Net cash generated by operating activities before income tax paid		3,420	1,023

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Increase in investments in financial assets through an increase in trade and other payables	180	-
Increase in investments in financial assets through a decrease in trade and other receivables	71	-
Increase in trading properties through a decrease in investment properties	16	-
Increase in restricted assets through a decrease in assets held for sale	-	9
Increase in property, plant and equipment through an increase in borrowings	1	1
Increase in investment properties through a decrease in property, plant and equipment	5	4
Decrease in investments in associates and joint ventures through a decrease in borrowings granted to associates and joint ventures	10	137
Increase in investments in associates and joint ventures through an increase in derivative financial instruments	855	-
Tender offer to non-controlling shareholders	21	-
Increase in tax receivables through a decrease in derivative instruments	27	-
Use of tax loss carryforwards	73	-
Increase in tax receivables through a decrease in investments in financial assets	21	-
Receivables from the sale of shares in subsidiaries	81	-
Reimbursement of expired dividends	-	1
Dividends payable	-	13
Increase in investment properties through a decrease in financial assets	-	48
Increase in financial assets through a decrease in investments in associates and joint ventures	-	30
Decrease in investment properties through an increase in intangible assets	-	2

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Cash flow information (Continued)

Business combination

	March 31, 2016	March 31, 2015
Investment properties	28,726	-
Property, plant and equipment	13,067	-
Trading properties	2,564	-
Intangible assets	1,287	-
Investments in associates and joint ventures	9,043	-
Deferred income tax	(2,660)	-
Trade and other receivables	9,546	-
Investments in financial assets	6,684	-
Derivative Financial Instruments	(39)	-
Inventories	1,822	-
Restricted assets	250	-
Income tax and minimum presumed income tax ("MPIT") credit	91	-
Assets held for sale	4,475	-
Trade and other liabilities	(11,261)	-
Borrowings	(68,170)	-
Salaries and social security liabilities	(794)	-
Provisions	(1,106)	-
Income tax and minimum presumed income tax ("MPIT") liabilities	(316)	-
Employee benefits	(405)	-
Total	(7,196)	-
Non-controlling interest	(3,287)	-
Goodwill not yet allocated	2,706	-
Total net assets added as a result of business combination	(7,777)	-
Cash added as a result of business combination	9,193	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Trade and other liabilities

Group’s trade and other payables as of March 31, 2016 and June 30, 2015 are as follows:

	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current
Trade payables	456	247	703	217
Deferred income tax	7	12	19	7
Others	35	148	183	31
Total non-current trade and other payables	498	407	905	255

Current
Trade payables	318	10,535	10,853	261
Accrued invoices	237	2,677	2,914	119
Sale and rent payments received in advance	258	2,904	3,162	223
Total current trade payables	813	16,116	16,929	603
Dividends payable to non-controlling shareholders	-	-	-	59
Tax liabilities	87	231	318	83
Others	281	763	1,044	151
Total current other payables	368	994	1,362	293
Total current trade and other payables	1,181	17,110	18,291	896
Total trade and other payables	1,679	17,517	19,196	1,151

20.	Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s liability under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Provisions (Continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Operations center in Argentina			Operations center in Israel
	Legal claims	Investments in associates and joint ventures (ii)	Subtotal	Sited dismantling and remediation (iii)	Legal claims	Onerous contracts (iv)	Guarantees and other provisions	Subtotal	Total
At July 1st, 2014	47	177	224	-	-	-	-	-	224
Additions (i)	35	159	194	-	-	-	-	-	194
Recovery (i)	(15)	-	(15)	-	-	-	-	-	(15)
Used during the year	(4)	-	(4)	-	-	-	-	-	(4)
Contributions	-	(2)	(2)	-	-	-	-	-	(2)
Currency translation adjustment	-	29	29	-	-	-	-	-	29
At June 30, 2015	63	363	426	-	-	-	-	-	426
Liabilities added as a result of business combination (see Note 4)	-	-	-	47	284	726	49	1,106	1,106
Additions (i)	16	232	248	4	30	67	-	101	349
Recoveries (i)	(10)	-	(10)	-	(59)	-	-	(59)	(69)
Used during the period	(4)	-	(4)	-	-	(96)	(7)	(103)	(107)
Contributions	-	(17)	(17)	-	-	-	-	-	(17)
Currency translation adjustment	-	236	236	28	168	424	29	649	885
At March 31, 2016	65	814	879	79	423	1,121	71	1,694	2,573

(i) Additions and recoveries are included in "Other operating results, net".
(ii)	Corresponds to the equity interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of loss of associates and joint ventures".
(iii)	The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located.
The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Provisions (Continued)

Disclosure of total provisions in current and non-current is as follows:

	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current	869	943	1,812	374
Current	10	751	761	52
Total	879	1,694	2,573	426

Operations Center in Argentina

On February 23, 2016, a complaint was filed under a presumed class action against the Company, Cresud and some first-line managers and directors with the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania. The Company holds that such allegations are meritless and intends to make a strong defense in this action.

Operations Center in Israel

The amount of the provision for the Operations Center in Israel related to legal claims stands at Ps. 423. Additionally, there are other processes and actions (collective and/or individual) that are at a preliminary stage or where the amount of the claim is not specified. Therefore, it is not possible to reasonably estimate i) the probabilities of success, or ii) the potential losses, all of which depends on the progress of the respective judicial proceedings.

The main claims include the following:

Claims against Cellcom and its subsidiaries

Most legal proceedings involve consumer claims and actions derived from these claims and petitions have been filed requesting that they be admitted as class actions.

Claims against Shufersal and its subsidiaries

Most legal actions pertain to consumer claims and petitions requesting that such claims be admitted as class actions. There are also individual legal actions brought by employees, subcontractors and suppliers.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings

The breakdown of the Group borrowings as of March 31, 2016 and June 30, 2015 was as follows:

	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Non-current
Non-Convertible Notes	6,171	64,387	70,558	3,634
Bank loans and others	125	13,283	13,408	102
Non-recourse loan	-	11,349	11,349	-
Total non-current borrowings	6,296	89,019	95,315	3,736

Current
Non-Convertible Notes	4,885	11,776	16,661	337
Bank loans and others	122	5,769	5,891	204
Bank overdrafts	1,085	105	1,190	681
Other borrowings	-	-	-	26
Total current borrowings	6,092	17,650	23,742	1,248
Total borrowings	12,388	106,669	119,057	4,984

Operations Center in Argentina

Purchase offers and requests for consent of IRSA CP’s Class I Corporate Notes and IRSA’s Class I and Class II Corporate Notes.

On March 3, 2016, IRSA and IRSA CP announced that it would launch offers to buy in cash: (i) 11.50% Class 2 corporate notes outstanding due in 2020 and issued by IRSA for a total nominal value of up to US$ 76.5 million, subject to a potential extension of the Offer Limit of Corporate Notes due in 2020 for a nominal value of up to US$ 73.5 million, at IRSA’s exclusive decision, (ii) each and every 8.50% Class 1 corporate notes outstanding due in 2017 and issued by IRSA, and (iii) each and every 7.875% Class 1 corporate notes outstanding due in 2017 and issued by IRSA CP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

Along with the Purchase Offers, (i) IRSA asked (a) the holders of 2020 Corporate Notes to give their consent to certain proposed changes to the trust agreement dated June 20, 2010, including the amendment or elimination of certain events of breach and other provisions of the 2020 Corporate Notes Trust Agreement and the 2020 Corporate Notes, and (b) the holders of 2017 Corporate Notes to give their consent to certain proposed changes to the trust agreement dated February 2, 2007, including the elimination of substantially all covenants, and the amendment or elimination of certain events of breach and other provisions of the 2017 Corporate Notes Trust Agreement and the 2017 Corporate Notes, and (ii) IRSA CP asked the holders of Corporate Notes to give their consent to certain proposed changes to the trust agreement dated May 11, 2007, including the elimination of substantially all covenants, and the amendment or elimination of certain events of breach and other provisions of IRSA CP’s Corporate Notes Trust Agreement of and Corporate Notes.

The table below detail of certain information on the main payment terms of the Purchase Offers and Request for Consent:

Existing Corporate Notes	CUSIP Numbers	ISINs	Outstanding Nominal Value (i)	Purchase price (i)	Payment for Early Offer (i)	Payment for Consent (i)	Total Consideration (i)
11.500% Corporate Notes maturing in 2020	450047AG0 / P5880CAB6	US450047AG04 / USP5880CAB65	US$ 150,000,000	US$ 1,070.00	US$ 30.00	US$ 10.00	US$ 1,110.00
8.500% Corporate Notes maturing in 2017	450047AF2 / P5880CAA8	US450047AF21 / USP5880CAA82	US$ 150,000,000	US$ 975.00	US$ 30.00	N/A	US$ 1,005.00
7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	US$ 120,000,000	US$ 974.50	US$ 30.00	N/A	US$ 1,004.50
(i)	Figures are expressed in whole numbers.

The purchase offers were subject to certain conditions, including (i) the execution of a simultaneous offering of corporate notes in the international capital markets by IRSA CP in order to fund the purchase offer; (ii) IRSA CP corresponding payment of the outstanding purchase price balance of US$ 240.0 million owed by IRSA CP to IRSA for the acquisition of office buildings and reserves of land in December 2014; (iii) an offer, not to be validly withdrawn in the Offer of Corporate Notes due in 2020, for more than 50% of the nominal value of outstanding Corporate Notes due in 2020 pursuant to the terms and conditions established in the Offer Documents, as amended and supplemented; (iv) securing all Required Consents and maintaining them in full force and effect, and (v) the General Conditions (any significant political, economic or financial change in the conditions, among others).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

On April 4, 2016, IRSA and IRSA CP announced the final outcomes of the purchase offers and requests for consent, as summarized in the following table:

Existing Corporate Notes	CUSIP Numbers	ISINs	Outstanding Nominal Value (i)	Approximate Amount of Existing Corporate Notes Offered for sale (i)	Approximate Percentage of Existing Corporate Notes Offered for sale	Approximate Percentage of Consents Received
11.500% Corporate Notes maturing in 2020	450047AG0 / P5880CAB6	US450047AG04 / USP5880CAB65	US$150,000,000	US$78,563,000	52.37%	57.98%
8.500% Corporate Notes maturing in 2017	450047AF2 / P5880CAA8	US450047AF21 / USP5880CAA82	US$150,000,000	US$75,446,000	50.30%	50.30%
7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	US$120,000,000	US$59,504,000	49.59%	49.59%
(i)	Figures are expressed in whole numbers

On March 23, 2016, a meeting was held by the holders of Corporate Notes Class 2 issued by IRSA; upon constitution of quorum, the holders of the majority of all 11.50% corporate notes Class 2 due in 2020 and issued by IRSA – at their nominal value – then outstanding voted to approve the proposed amendments to the Trust Indenture of IRSA 2020. Approximately 57.98% of the holders of 11.50% corporate notes due in 2020 approved the terms and conditions of the Trust Indenture for IRSA 2020 Corporate Notes.

In relation to financial covenants under 11.50% Corporate Notes due in 2020 issued by IRSA, as described in Note 24 to the annual financial statements, the Meeting of Noteholders held on March 23, 2016 approved:

i)
to modify the covenant on Limitation on Restricted Payments, so that the original covenant was replaced so as to take into consideration IRSA’s capability to make any restricted payment provided that (a) no Event of Default has occurred and persisted, and (b) IRSA may incur at least US$ 1.00 of additional debt pursuant to the Limitation on Additional Indebtedness; and

ii)
the exclusion of IDB Development Corporation Ltd. or any of its subsidiaries for purposes of the definition of “Subsidiary” or any of the definitions or commitments under the Trust Indenture of Corporate Notes due in 2020 and issued by IRSA (regardless of whether the financial statements of any of these companies has any time been consolidated into IRSA’s financial statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

On March 28, 2016, IRSA and the Bank of New York Mellon, as Trustee, have entered into a Supplementary Trust Indenture reflecting all the modifications approved by the Noteholders’ Meetings, which became effective on April 8, 2016.

The Meeting of IRSA’s 2017 Corporate Notes holders scheduled for March 23, 2016 could not be held for the required quorum was not gathered. On April 7, 2016, a Meeting was held by the holders of Corporate Notes Class I issued by IRSA, on second call; upon establishing quorum, the majority of note holders of all 8.50% Class 1 Corporate Notes due in 2017 and issued by IRSA – stated at nominal value – then outstanding voted to approve of the proposed amendments to the IRSA 2017 Trust Indenture, which included basically the elimination of all financial restrictive covenants on such class. Approximately 50.30% of holders of Corporate Notes due 2017 approved the terms and conditions of the Trust Indenture for IRSA Corporate Notes 2017.

On April 7, 2016, IRSA and the Bank of New York Mellon, as Trustee, have entered into a Supplementary Trust Indenture reflecting all amendments approved by the Noteholders’ Meeting, which came into force on April 8, 2016.

On March 28, 2016 and April 8, 2016, IRSA CP bought the aggregate principal amount of US$ 59.1 and US$ 0.4, respectively, of 7.875% Class I Corporate Notes maturing in 2017, and ordered the Trustee to settle US$ 59.5 of the aggregate principal amount of the Corporate Notes on such dates. Following such settlements, the aggregate outstanding principal amount of 7.875% Class I Corporate Notes maturing in 2017 issued by IRSA CP was US$ 60.5.

On April 4, 2016, IRSA CP’s Board of Directors decided to approve the payment of US$ 60.5, the remaining outstanding amount of IRSA CP’s Class I Corporate Notes. Such payment was made on May 4, 2016.

On April 8, 2016, IRSA acquired US$ 75.5 of the total nominal value of 8.500% Corporate Notes due in 2017, and ordered the Trustee on that date to redeem such amount of Corporate Notes at nominal value. Following such redemptions, the total nominal amount of outstanding corporate notes is US$ 74.6.

On April 8, 2016, IRSA acquired US$ 78.6 of the total nominal value of 11.500% Class II Corporate Notes due in 2017, and ordered the Trustee on that date to redeem such amount of Corporate Notes at nominal value. Following such redemptions, the total nominal amount of outstanding corporate notes is US$ 71.4.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

Issuance of IRSA CP’s 8.75% Class II Corporate Notes maturing in 2023.

On March 23, 2016, IRSA CP issued corporate notes for an aggregate nominal amount of US$ 360 million under its Global Corporate Note Program. Class II Corporate Notes accrue interest on a half-yearly basis, at an annual fixed rate of 8.75% and are repayable at maturity on March 23, 2023. The issue price is 98.722% of nominal value.

IRSA CP’s Corporate Notes maturing in 2023 are subject to certain Commitments, Events of Breach and Limitations, including Limitations on Additional Indebtedness, Limitations on Restricted Payments, Limitations on Transactions with Affiliates, Limitations on the Merger, Take-over Merger and Limitations on the Sale of all or a substantial portion of the company’s Assets.

In order to borrow additional debt, IRSA CP shall have to meet the additional debt Consolidated Interest Coverage ratio, which shall be higher than 2.00. The Consolidated Interest Coverage ratio is defined as Consolidated EBITDA divided by consolidated net interest. Consolidated EBITDA is defined as operating income (loss) plus depreciation and amortization, and other consolidated non-monetary charges.

Class II Corporate Notes are subject to certain financial commitments pursuant to which IRSA CP may not declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)	an Event of Default does not occur or persist,
b)	IRSA may incur at least US$ 1.00 worth of additional debt pursuant to the “Restriction on Additional Borrowing”; and
c)	the amount of such Restricted payment exceeds the sum of:

(i)
100% of the accumulated EBITDA for the period (considered as one single accounting period) from July 1, 2015 to the last day of the last fiscal quarter ended before the date of such Restricted Payment, less an amount equal to 150% of net consolidated interest for such period; and

(ii)
 any debt reduction by the Issuer or its Subsidiaries after the Issue Date (other than Debt due by the Subsidiaries to the Issuer) through a swap or exchange of shares of the Issuer or its Subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

Operations Center in Israel

IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions.

As of December 31, 2015 IDBD reported that the application of the “Liquidity Covenant” and the “Economic Equity Covenant” was suspended.

Note that, it was agreed between IDBD and the relevant financial entities that the parties would work to formulate an arrangement, to replace or amend the current financial covenant by September 30, 2016.

If such arrangement has not been reached, then with respect to the results for IDBD´s third quarter of 2016 and thereafter, the previous financial covenants will re-apply. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds which were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant with respect to IDBD´s results for the first quarter of 2016.

Particularly, if the previous financial covenants will re-apply, IDBD estimates it will not be able to fulfill the covenant which stipulates that the balance of cash and marketable securities will not fall below the scope of forecasted current maturities for the two quarters subsequent to the reporting quarter (the “Liquidity Covenant”). Regarding the Economic Equity Covenant, it is noted that the economic equity as of December 31, 2015, amounted to a positive balance of NIS 152 million, significantly lower than the thresholds which were determined in the past.

Additionally, in light of and due to the reduction of Mr. Ben Moshe’s shareholding since February 2015, in March 2016 IDBD reached agreements with the lending entities on covenants governing change of control and other amendments to covenants governing the sale of major holdings.

IDBD is continuing to work towards reaching understandings with the relevant lending corporations, and additional contractual issues in the loan agreements.

In December 2015, PBC, issued three series of debentures under the current programs for an aggregate amount of NIS 417 million (or Ps. 1,397 million at the exchange rate of 3.35).

In addition, IDB Tourism renegotiated the terms and conditions of the loan for the purchase of aircrafts. The amendments included the extension of the term.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

The breakdown of the Group borrowings as of March 31, 2016 was as follows:

	Operations center in Argentina				Operations center in Israel
Debt	IRSA	IRSA CP	Others	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
Non-Convertible Notes	4,607	6,449	-	11,056	7,551	12,793	12,191	15,787	27,841	-	76,163	87,219
Bank loans and others	14	104	129	247	2,575	1,307	17	-	13,090	2,063	19,052	19,299
Non-recourse loan	-	-	-	-	-	11,349	-	-	-	-	11,349	11,349
Bank overdrafts	796	230	59	1,085	-	-	-	-	-	105	105	1,190
Total debt	5,417	6,783	188	12,388	10,126	25,449	12,208	15,787	40,931	2,168	106,669	119,057

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

The breakdown of the borrowings of Operations centers in Argentina and Israel is as follows:

	Operations center in Argentina
	Company	Secured / unsecured	Series / Class	Currency	Rate	Payment date for capital	Effective interest rate %	Capital nominal value in million Issue currency	Book value March 31, 2016
Non-convertible notes	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2020	Badlar + 400ps	407	895
	IRSA CP	Unsecured	Series I	US$	Fixed	2017	7.88%	61	410
	IRSA CP	Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,144
	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	150	2,240
	IRSA	Unsecured	Class IV	Ps.	Floating	2017	Badlar + 450ps	11	11
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	150	2,356
Total non-convertible notes									11,056

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	1
and others	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	15	13
	IRSA CP	Secured	-	US$	Fixed	2020	3.2% to 14.3%	257	4
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	12	12
	IRSA CP	Unsecured	-	Ps.	Fixed	2017	26.50%	10	10
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	23%	72	72
	IRSA CP	Unsecured	-	Ps.	Floating	2016	Badlar + 300	6	6
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25%	6	6
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25%	1	1
	NFSA	Unsecured	-	Ps.	Fixed	2016	24%	6	6
	LIVECK	Secured	-	US$	Fixed	2017	-	2	34
	LIVECK	Secured	-	US$	Fixed		3.50%	5	82
Total bank loans and others									247
Bank overdrafts									1,085
Subtotal Operations center in Argentina									12,388

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

	Operations center in Israel
Non-convertible notes	Company	Secured / unsecured	Series		Currency	Rate	Adjustment factor	Payment date for capital		Effective interest rate %	Capital nominal value in million Issue currency	Book value March 31, 2016
	IDBD	Unsecured	G		NIS	Fixed	CPI	2016 – 2018		4.50%	2,130	3,366
	IDBD	Unsecured	I		NIS	Fixed	CPI	2020 – 2025		4.95%	881	3,113
	IDBD	Unsecured	J		NIS	Fixed	N/A	2015 – 2018		6.60%	721	1,072

	DIC	Unsecured	D		NIS	Fixed	CPI	2012 – 2016		5.00%	2,263	497
	DIC	Unsecured	F		NIS	Fixed	CPI	2017 – 2025		4.95%	2,958	9,275
	DIC	Unsecured	G		NIS	Fixed	N/A	2012 – 2016		6.35%	39	31
	DIC	Unsecured	H		NIS	Fixed	CPI	2014 – 2019		4.45%	187	528
	DIC	Unsecured	I		NIS	Fixed	N/A	2010 – 2018		6.70%	1,482	2,462

	Shufersal	Unsecured	B		NIS	Fixed	CPI	2015 – 2019		5.20%	1,706	6,927
	Shufersal	Unsecured		C	NIS	Fixed	N/A	2010 – 2017		5.45%	858	912
	Shufersal	Unsecured	D		NIS	Fixed	CPI	2014 – 2029		2.99%	472	1,569
	Shufersal	Unsecured	E		NIS	Fixed	N/A	2014 – 2029		5.09%	448	1,550
	Shufersal	Unsecured	F		NIS	Fixed	CPI	2020 – 2028		4.30%	317	1,233

	Cellcom	Unsecured	B		NIS	Fixed	CPI	2013 – 2017		5.30%	925	1,756
	Cellcom	Unsecured	D		NIS	Fixed	CPI	2013 – 2017		5.19%	2,423	2,827
	Cellcom	Unsecured	E		NIS	Fixed	N/A	2012 – 2017		6.25%	1,799	1,314
	Cellcom	Unsecured	F		NIS	Fixed	CPI	2017 – 2020		4.60%	715	3,057
	Cellcom	Unsecured	G		NIS	Fixed	N/A	2017 – 2019		6.99%	285	1,230
	Cellcom	Unsecured	H		NIS	Fixed	CPI	2018 – 2024		1.98%	950	3,472
	Cellcom	Unsecured	I		NIS	Fixed	N/A	2018 – 2025		4.14%	558	2,131

	PBC	Unsecured	C		NIS	Fixed	CPI	2009 – 2017		5%	2,069	2,681
	PBC	Unsecured	D		NIS	Fixed	CPI	2020 – 2025		4.95%	1,114	6,680
	PBC	Unsecured	F		NIS	Fixed	CPI	2015 – 2023		4.95%	955	4,227
	PBC	Unsecured	G		NIS	Fixed	N/A	2015 – 2025		7.05%	632	3,045
	PBC	Unsecured	Gav-Yam Series E		NIS	Fixed	CPI	2014 – 2018		4.55%	707	2,078
	PBC	Unsecured	Gav-Yam Series F		NIS	Fixed	CPI	2021 – 2026		4.75%	1,226	6,684
	PBC	Unsecured	Gav-Yam Series G		NIS	Fixed	N/A	2013 – 2017		6.41%	537	900
	PBC	Unsecured	Ispro Series B		NIS	Fixed	CPI	2007 – 2021		5.40%	581	1,546
Total non-convertible notes												76,163

	IDBD	Unsecured (1)	-		NIS	Floating	Prime interest rate	2015 – 2018		Prime + 1.3%	415	1,405
	IDBD	Unsecured (1)	-		NIS	Floating	Prime interest rate	2015 – 2019		Prime + 1%	200	309
Bank loans	IDBD	Unsecured	-		NIS	Floating	Prime interest rate	2015 – 2020		Prime + 0.65%	100	196
and others	IDBD	Secured (2)	-		NIS	Fixed	CPI	2015 – 2018		6.90%	150	665

	DIC	Unsecured	-		NIS	Fixed	N/A	2015 – 2017		5.39%	250	204
	DIC	Unsecured	-		NIS	Floating	Prime interest rate	2015 – 2018		2.12%	223	442
	DIC	Unsecured	-		NIS	Fixed	N/A	2015 – 2018		5.90%	250	340
	DIC	Unsecured	-		NIS	Fixed	Prime interest rate	2015 – 2018		2.20%	250	321

	Shufersal	Secured	-		NIS	Fixed	CPI	2015 – 2017		4.95%	2	4
	Shufersal	Secured	-		NIS	Fixed	CPI	2015 – 2017		4.95%	1	3
	Shufersal	Secured			NIS	Fixed	CPI	2015 – 2017		4.75%	1	2
	Shufersal	Secured	-		NIS	Fixed	CPI	2015 – 2017		4.40%	1	2
	Shufersal	Secured	-		NIS	Fixed	CPI	2015 – 2017		3.25%	3	6

	PBC	Secured	-		NIS	Fixed	N/A	2015 – 2020		3.60%	24	79
	PBC	Secured	-		NIS	Fixed	CPI	2015 – 2020		4.30%	2,004	6,803
	PBC	Secured	-		US$	Fixed	N/A	2015 – 2020		5.00%	1,569	6,208

	Bartan	Unsecured	-		NIS	Floating	Prime interest rate	2015 – 2022		2.80%	12	20
	Bartan	Unsecured	-		NIS	Floating	Prime interest rate	2015 – 2022		3%	7	20

	IDB Tourism	Secured	-		US$	Floating	Libor interest rate			5.66%	207	798
	IDB Tourism	Secured	-		US$	Floating	Libor interest rate	2015 – 2018		5.21%	5	12
	IDB Tourism	Secured	-		NIS	Floating	Prime interest rate	2015 – 2018		4.70%	9	27

	IDBG	Secured	-		US$	Floating	Libor interest rate	2015 - 2015		Libor + 5%	-	900
	IDBG	Unsecured	-		US$	Fixed	N/A	N/A	(3)	12% - 5%	17	286
Total bank loans and others												19,052
Bank overdrafts												105
Non-recourse loan												11,349
Subtotal Operations center in Israel												106,669
(1)	They pertain to a bank loan in the amount of NIS 750 million, where repayment of principal had been deferred for three years starting March 2014 until March 2018.
(2)
In May 2012, IDBD was granted a secured loan in the amount of NIS 150 million by the financial institutions of Menorah Group. Principal is repayable in two installments of NIS 50 million and NIS 100 million in 2017 and 2018, respectively. As part of the loan, IDBD granted the lender any stock call option on the shares it held in DIC, representing approximately 1.7% of the share capital issued by this company. These stock options may be exercised until May 2016. The loan was secured by shares of DIC, Clal Industries Ltd. and Clal.

(3)	Without preset maturities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Taxes

The details of the provision for the Group’s income tax, is as follows:

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Current income tax	(205)	(152)	(357)	(633)
Deferred income tax	14	93	107	246
Minimum Presumed Income tax (MPIT)	-	-	-	(3)
Income tax	(191)	(59)	(250)	(390)

The gross movement on the deferred income tax account is as follows:

	March 31, 2016			June 30, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Beginning of the period /year	2	-	2	23
Added as a result of the business combination (see Note 4)	-	(2,660)	(2,660)	-
Use of tax loss carryforwards	(12)	-	(12)	(157)
Change of non-controlling interest	(55)	-	(55)	-
Cumulative translation adjustment	-	(1,546)	(1,546)	(1)
Assets held for sale	-	-	-	(33)
Deferred income tax expense	14	93	107	170
End of period / year	(51)	(4,113)	(4,164)	2

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Tax calculated at the tax rates applicable to profits in the respective countries	189	208	397	13
Permanent differences:
Share of profit of associates and joint ventures	15	42	57	390
Unrecognized tax losses carryforwards	(1)	182	181	5
Change of measurement and partial disposal of Avenida Inc.	-	-	-	(15)
Non-taxable income	(13)	(371)	(384)	(6)
Others	1	(2)	(1)	-
Income tax	191	59	250	387
Minimum Presumed Income tax (MPIT)	-	-	-	3

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Shareholders’ equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2015, and should therefore be read in Note 29 to the Annual Financial Statements.

Group’s other reserves for the years ended March 31, 2016 and 2015 were as follows:

	Attributable to equity holders of the parent
	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Reserve for defined benefit plans	Other reserves	Cumulative translation adjustment	Total Others reserves
Balance at July 1st, 2015	(34)	(6)	64	-	-	-	306	330
Profit for the period	-	-	-	-	-	-	-	-
Other comprehensive (loss) / income for the period	-	-	-	-	(4)	12	196	204
Total comprehensive (loss) / income for the period	-	-	-	-	(4)	12	196	204
Reserve for future dividends - Shareholders' meeting held 11.26.15	-	-	-	520	-	-	-	520
Reserve for share-based compensation	5	-	(1)	-	-	-	-	4
Share of changes in subsidiaries’ equity	-	-	-	-	-	41	-	41
Changes from non-controlling interest (Note 4)	-	(445)	-	-	-	-	-	(445)
Reserve for share-based payments	-	-	-	-	-	-	-	-
Cumulative translation adjustment held before business combination	-	-	-	-	-	-	(144)	(144)
Tender offer to non-controlling shareholders (Note 4)	-	(190)	-	-	-	-	-	(190)
Balance at March 31, 2016	(29)	(641)	63	520	(4)	53	358	320

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Shareholders’ Equity (Continued)

	Attributable to equity holders of the parent
	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based payments	Reserve for new developments	Cumulative translation adjustment	Total other reserves
Balance at July 1st, 2014	(38)	(22)	53	414	399	806
Other comprehensive loss for the period	-	-	-	-	(123)	(123)
Total comprehensive loss for the period	-	-	-	-	(123)	(123)
Distribution of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	(414)	-	(414)
Reserve for share-based compensation	-	-	18	-	-	18
Changes from non-controlling interest	-	16	-	-	-	16
Balance at March 31, 2015	(38)	(6)	71	-	276	303

Dividends

During the period ended March 31, 2016 there were no distributions of dividends.

24.	Revenue

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Income from real estate business	2,837	796	3,633	2,186
Sale of trading properties	1	159	160	6
Income from hotel operations	406	38	444	317
Income from sale of communication equipment	-	1,172	1,172	-
Income from telecommunications services	-	2,956	2,956	-
Income from tourism activities	-	568	568	-
Sale of products (supermarkets)	-	10,797	10,797	-
Others	1	-	1	-
Total Group’s revenues	3,245	16,486	19,731	2,509

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Costs

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Cost of real estate business	1,200	575	1,775	889
Cost of trading properties	11	-	11	9
Cost of hotel operations	262	11	273	211
Cost of communication equipment	-	846	846	-
Cost of telecommunications services	-	2,774	2,774	-
Cost of tourism activities	-	705	705	-
Cost of products (supermarkets)	-	8,008	8,008	-
Total costs	1,473	12,919	14,392	1,109

26.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Salaries, social security costs and other personnel expenses	691	2,110	2,801	519
Maintenance, security, cleaning, repair and others	392	455	847	277
Advertising and other selling expenses	251	164	415	166
Taxes, rates and contributions	203	259	462	155
Amortization and depreciation	158	1,046	1,204	135
Fees and payments for services	123	1,251	1,374	66
Director´s fees	102	19	121	67
Other expenses	49	1,212	1,261	39
Food, beverage and other expenses	31	7,467	7,498	58
Research and development expenses, net		56	56	-
Leases and service charges	25	727	752	15
Allowance for trade and other receivables (charge and recovery)	20	-	20	9
Cost of sales of properties	1	924	925	1
Total expenses by nature	2,046	15,690	17,736	1,507

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Expenses by nature (Continued)

For the period ended March 31, 2016:

	Operations center in Argentina
	Group Costs
	Cost of real estate business	Costs of trading properties	Costs of hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	377	1	156	534	123	34	691
Maintenance, security, cleaning, repair and others	319	6	37	362	28	2	392
Advertising and other selling expenses	229	-	-	229	-	22	251
Taxes, rates and contributions	97	2	-	99	11	93	203
Amortization and depreciation	141	-	8	149	8	1	158
Fees and payments for services	6	-	11	17	95	11	123
Director´s fees	-	-	-	-	102	-	102
Other expenses	11	-	19	30	17	2	49
Food, beverage and other expenses	-	-	31	31	-	-	31
Leases and service charges	20	1	-	21	2	2	25
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	20	20
Cost of sales of properties	-	1	-	1	-	-	1
Total expenses by nature	1,200	11	262	1,473	386	187	2,046

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

	Operations center in Israel
	Group Costs
	Cost of products (supermarkets)	Costs of services and telecommunications	Costs of hotel operations	Costs of real estate business	Costs of communication equipment	Costs of tourism services	Total costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	297	582	-	15	7	100	1,001	171	938	2,110
Maintenance, security, cleaning, repair and others	-	122	-	137	-	33	292	7	156	455
Advertising and other selling expenses	-	30	-	4	-	11	45	-	119	164
Taxes, rates and contributions	-	-		63	-	59	122	-	137	259
Amortization and depreciation	152	441	-	260	7	37	897	28	119	1,044
Fees and payments for services	-	1,102	-	-	-	19	1,121	41	89	1,251
Director´s fees	-	-	-	-	-	-	-	19	-	19
Other expenses	92	167	11	-	-	439	709	82	423	1,214
Food, beverage and other expenses	7,467	-	-	-	-	-	7,467	-	-	7,467
Research and development expenses, net	-	-	-	-	4	-	4	52	-	56
Leases and service charges	-	330	-	-	-	7	337	19	371	727
Cost of sales of properties	-	-	-	96	828	-	924	-	-	924
Total expenses by nature	8,008	2,774	11	575	846	705	12,919	419	2,352	15,690

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

For the period ended March 31, 2015:

	Operations center in Argentina
	Group Costs
	Cost of sale and development	Costs of rental and services	Costs of hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	1	289	121	411	86	22	519
Maintenance, security, cleaning, repair and others	4	231	26	261	14	2	277
Advertising and other selling expenses	-	137	5	142	-	24	166
Taxes, rates and contributions	2	77	-	79	7	69	155
Amortization and depreciation	-	121	9	130	5	-	135
Fees and payments for services	-	5	2	7	54	5	66
Director´s fees	-	-	-	-	67	-	67
Other expenses	-	19	-	19	19	1	39
Food, beverage and other expenses	-	-	48	48	6	4	58
Leases and service charges	1	10	-	11	3	1	15
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	9	9
Cost of sales of properties	1	-	-	1	-	-	1
Total expenses by nature	9	889	211	1,109	261	137	1,507

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Other operating results, net

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Gain from disposal of equity interest in an associate	4	-	4	22
Expenses related to transfers of investment property to subsidiaries (1)	-	-	-	(110)
Reversal of currency translation adjustment (2)	148	-	148	188
Donations	(29)	-	(29)	(14)
Judgments and other contingencies (3)	(6)	(42)	(48)	(17)
Others	(15)	23	8	(6)
Total other operating results, net	102	(19)	83	63

(1)
On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, República Building, Intercontinental Plaza and the plot of land next to the latter, to its subsidiary IRSA CP, which as from such date will continue to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.

(2)
As of March 31, 2016, Ps. 144 million correspond to the reversal of currency translation adjustment before business combination with IDBD and Ps. 5 million to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company. As of March 31, 2015, corresponds to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company.

(3)	Includes legal costs and expenses.

28.	Financial results, net

	March 31, 2016			March 31, 2015
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina
Finance income:
- Interest income	89	204	293	44
- Foreign exchange gains	592	45	637	28
- Dividends income	22	48	70	12
Total finance income	703	297	1,000	84
Finance costs:
- Interest expense	(716)	(829)	(1,545)	(484)
- Foreign exchange losses	(2,497)	-	(2,497)	(301)
- Other finance costs	(136)	(119)	(255)	(53)
Subtotal finance costs	(3,349)	(948)	(4,297)	(838)
Less: Capitalized finance costs	-	13	13	13
Total finance costs	(3,349)	(935)	(4,284)	(825)
Other financial results:
- Fair value gain (loss) of financial assets and liabilities at fair value through profit or loss, net	401	(1,124)	(723)	(3)
- Gain (loss) on derivative financial instruments, net	973	(56)	917	(54)
- Loss from repurchase of non-convertible notes	(159)	-	(159)	-
Total other financial results	1,215	(1,180)	35	(57)
Total financial results, net	(1,431)	(1,818)	(3,249)	(798)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Employee benefits

Operations center in Argentina

Equity Incentive Plan

The Group incurred a charge of Ps. 16.8 million and Ps. 24.1 million for the nine-month periods ended March 31, 2016 and 2015, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of shares outstanding under the Equity Incentive Plan are as follows:

	March 31, 2016	June 30, 2015
At the beginning	4,439,507	5,786,388
Additions	-	18,734
Granted	(702,541)	(680,047)
Canceled	(94,618)	(685,568)
At the end	3,642,348	4,439,507

Operations center in Israel

Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

March 31, 2016
Present value of unfunded obligations	403
Present value of funded obligations	1,652
Total Present value of defined benefits obligations (post-employment)	2,055
Fair value of plan assets	(1,444)
Recognized liability for defined benefits obligations	611
Liability for other long term benefits	43
Subtotal	654
Assets designed for payment of benefits for employees	(4)
Total	650

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Employee benefits (Continued)

Plans associated to certain key members of management

IDBD, through its subsidiaries, has granted stock incentive plans to key members of management. In April 2016, some modifications have been introduced to the plans as regards exercise prices for each of the five tranches of options, thus establishing a range of NIS 9.5 to NIS 12.5. The share price at the time of approval was NIS 7.73.

30.	Related parties transactions

As mentioned in Note 4, on October 11, 2015, the Group took over IDBD. Before takeover, the Group had entered into certain transactions with IDBD as associate, mainly related to the subscription of warrants and/or capital contributions, but had not conducted commercial transactions. See Note 4 for further information related to investment in IDBD.

Below are the most significant transactions conducted with related parties in each of the operations centers, their balances as of March 31, 2016 and June 30, 2015 and the corresponding income for each of the reporting periods in these financial statements:

Operations center in Argentina:

1.	Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of making resources more efficient, the Group, or its related parties, including its parent company, in certain occasions purchases and/or hires services which later sells and/or recovers for companies of the Group or other related parties, based upon their actual utilization.

As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net payables balances in the amount of Ps. 4 and net receivables of Ps. 6, respectively, with its controlling company, associates, joint ventures and other related parties, related to sales of advertising seconds to third parties, sales of inputs and materials, and reimbursement of expenses for acquired and/or lent services, among others. These operations do not entail profits to the company recovering expenses, for the same are carried out as per the cost value of the goods or services acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related parties transactions (Continued)

2.	Corporate Service Agreement

On June 30, 2004, the Group and its parent Company, Cresud, entered into a Master Agreement for the Exchange of Corporate Services (“Frame Agreement"), automatically renewable every 24 months for equal periods, unless it is terminated by any of the parties upon prior notice. Given that companies have operating areas with certain common characteristics, the Master Agreement seeks to reduce its incidence on operating performance, leveraging and optimizing the individual efficiencies of each of the companies in the various areas that form part of the operating administration.

As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net payable balances in the amounts of Ps. 47 and Ps. 52, respectively, with its controlling company. For the nine-month period ended March 31, 2016 and 2015, the Group recorded corporate service expenses in the amount of Ps. 88 and Ps. 68, respectively.

3.	Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, Our Vice-president, Saúl Zang, and our alternate directors, Juan M. Quintana, Salvador D. Bergel, and D. Pablo Vergara del Carril are members of that law firm.

As of March 31, 2016 and June 30, 2015, the Group maintains net payable balances in the amount of Ps. 1 and Ps. 0.5, respectively, with the Estudio Zang, Bergel & Viñes. For the nine-month period ended March 31, 2016 and 2015, the Group recorded legal services expenses in the amounts of Ps. 4 and Ps. 3, respectively.

4.	Property leases and/or rights of use

The Group normally leases diverse spaces in its Shopping Centers (stores, stands, storage rooms or advertising spaces) to its associates Tarshop and BHSA, and to a lesser extent to other related parties. Lease agreements entered into with associates included similar provisions to those included in agreements with third parties.

Additionally, the Group assigned under a free-use contract certain spaces in some of its shopping centers to Fundación Museo de los Niños, a non-profit organization, to establish the “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”, to interactive learning centers for children and adults.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related parties transactions (Continued)

The Group, together with its parent company, rent the offices of Eduardo S. Elsztain, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, director of the Group and cousin of Eduardo S. Elsztain), under operating lease contracts, under standard terms and conditions, renewables, expiring in 2017.

Furthermore, the Group leases certain floors and parking space at the Intercontinental Plaza building owned by the Group to its parent company, under operating leases agreements under standard terms and conditions which expires in 2017. The Group also leases certain floors and parking space of its building Suipacha 652 to its associate Tarshop, under operating leases agreements which expires in 2017.

As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 1 and Ps. 2, respectively, with its related parties. The Group recognized income from leases and services provided of Ps. 17 and Ps. 14 for the six-month periods ended March 31, 2016 and 2015, respectively.

5.	Remuneration of the Board of Directors and Top Management

The remuneration of directors for each fiscal year is based on the provisions established by the Law N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting. The members of Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The remuneration earned by Top Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Also, they participate in defined contribution and share-based incentive plans.

As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net payable balances in the amount of Ps. 41 in both periods, with Directors and Top Management members. The Group incurred a charge from remuneration to Board of Directors and Top Management of Ps. 102 and Ps. 55 for the nine-month periods ended March 31, 2016 and 2015, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related parties transactions (Continued)

6.	Financial operations

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities with related parties. These loans accrue interest at market rates and are cancelable wholly or partially prior to the due date, either in cash and/or through capitalization (conversion into shares), and/or by way of offsetting arrangements involving debit and credit balances existing between the parties.

As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 1,006 and Ps. 3,083, respectively, with related parties, with the most significant balance as of March 31, 2016 being a receivable with Inversiones Financieras del Sur in the amount of Ps. 1,036 (equal to US$ 68.8 million). For the nine-month periods ended March 31, 2016 and 2015, the Group recognized a gain of Ps. 4 and Ps. 10, respectively, from which US$ 3.7 million correspond to the borrowing to IFISA.

In February 2015, the Group, through Dolphin sold 71.39 million IDBD shares to IFISA, at the closing price of NIS 1.39 per share, making a total of NIS 99.23 million, equal to US$ 25.65 million at the exchange rate prevailing on the transaction date thus receiving a payment of US$ 4 million cash with the balance due in February 2016, plus interest at Libor + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%. The new expiration date and the change of interest rate were also applied to the financing granted on July 31, 2015. As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 1,036 and Ps. 199, respectively.

In February 2016, Dolphin Netherlands B.V., a subsidiary of Dolphin, entered into an option contract with Inversiones Financieras del Sur S.A. (“IFISA”) whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDB Development Corporation Ltd. held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

The Group, through ERSA and PAMSA, acquired 12,072,900 corporate notes of Cresud, for an aggregate amount of Ps. 109.9 during the fiscal year 2015; and through IRSA CP, ERSA and PAMSA, 15,981,795 for an aggregate amount of Ps.146.6 during this fiscal year. As of March 31, 2016 the balance is Ps. 206 and financial income amounts to Ps. 35.

In June 2015, the Group subscribed Convertible Notes into ordinary shares, issued by BACS for a face value of 100,000,000. As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 116 and Ps. 110.9, respectively. For the nine-month period ended March 31, 2016, the Group recognized a gain of Ps. 15.5.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related parties transactions (Continued)

7.	Donations

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It founds its activities with the donations made by the Group.

As of March 31, 2016 and 2015, the Group recognized a charge of Ps. 5 and Ps. 3, respectively, corresponding to donations.

8.	Services rendered and received

The Group provides management services to associates, joint ventures and other related parties. As of March 31, 2016 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 4 and Ps. 3, respectively, with related parties. The Group incurred a charge, related to management fees, of Ps. 3 and Ps. 2 for the nine-month periods ended March 31, 2016 and 2015, respectively.

Operations center in Israel:

1.	Remuneration of the Board of Directors and Top Management

The compensation of the Board of Directors is determined in accordance with the resolutions made by the Shareholders’ Meeting. The members of Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The remuneration earned by Top Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Also, they participate in defined contribution and share-based incentive plans.

As of March 31, 2016, the Group maintains aggregate net payable balances in the amount of Ps. 12.4 with Directors and Top Management members.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

2.	Financial operations

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities with related parties. These loans accrue interest at market rates and are cancelable wholly or partially prior to the due date, either in cash and/or through capitalization (conversion into shares), and/or by way of offsetting arrangements involving debit and credit balances existing between the parties.

As of March 31, 2016, the Group maintains aggregate net receivable balances in the amount of Ps. 2,254 with related parties in this respect, with the most significant being Ps.1,565 related to a loan granted by ELRON to its subsidiary BPEL.

31.	Subsequent events

• On May 9, 2016, IDBD received a letter from the Insurance Commission informing that it ordered the trustee holding Clal shares to sell 5% of those shares. As of the balance sheet date, no action had been taken.

·On April 21, 2016, the Noteholders Meeting decided to apply the acceleration clause on the outstanding balance owed by IDBD to Noteholders (Series I) and the lawyer representing the Noteholders’ Trustee (Series I) demanded payment no later than May 8, 2016. In response, the Company informed the lawyer that it radically rejected the Noteholders’ Meeting decision because it lacked any ground or reason for such decision and reserved the right to start legal actions against the Trustee. The decision by the Noteholders’ Meeting has no legal force until it is confirmed by a competent court. As of the balance sheet date, Noteholders have not filed any request for confirmation with a competent court.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of March 31, 2016, and the unaudited condensed interim consolidated statements of income and comprehensive income for the nine-month period and three-month period ended March 31, 2016, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated statement of cash flows for the nine-month period ended March 31, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard No. 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 of these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at March 31, 2016, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 61,522 which was no callable at that date.

Autonomous City of Buenos Aires, May 12, 2016.

PRICE WATERHOUSE & Co. S.R.L. (Socio) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Contador Público (UBA) C.P.C.E.C.A.B.A. T° 326 F° 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Socio) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Inversiones y Representaciones Sociedad Anónima

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2016 and for the nine-month periods ended March 31, 2016 and 2015

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2016 and June 30, 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16	06.30.15
ASSETS
Non-current Assets
Investment properties	6	507	412
Property, plant and equipment	7	3	3
Trading properties	8	26	11
Intangible assets	9	52	52
Investments in subsidiaries, associates and joint ventures	5	4,172	3,315
Deferred income tax assets	18	202	283
Income tax and minimum presumed income tax ("MPIT")credit		97	100
Trade and other receivables	11	55	2,248
Investments in financial assets	12	100	100
Total Non-current Assets		5,214	6,524
Current Assets
Inventories		1	-
Trading properties	8	1	-
Trade and other receivables	11	2,136	215
Income tax and minimum presumed income tax ("MPIT") credit		43	13
Investments in financial assets	12	19	96
Derivative financial instruments	13	15	-
Cash and cash equivalents	14	73	3
Total Current Assets		2,288	327
TOTAL ASSETS		7,502	6,851
SHAREHOLDERS’ EQUITY
Share capital		575	574
Treasury stock		4	5
Inflation adjustment of share capital and treasury stock		123	123
Share premium		793	793
Additional paid-in capital from treasury stock		16	7
Legal reserve		117	117
Special reserve		4	4
Other reserves	19	320	330
Retained earnings		(675)	521
TOTAL SHAREHOLDERS’ EQUITY		1,277	2,474
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	185	3
Borrowings	17	1,194	2,819
Provisions	16	28	1
Other Liabilities	5	136	583
Total Non-Current Liabilities		1,543	3,406
Current Liabilities
Trade and other payables	15	156	94
Salaries and social security liabilities		2	2
Borrowings	17	4,523	850
Provisions	16	1	25
Total Current Liabilities		4,682	971
TOTAL LIABILITIES		6,225	4,377
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		7,502	6,851

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income
for the nine and three-month periods beginning on July 1st, 2015 and January 1st, 2016 and ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.16	03.31.15	03.31.16	03.31.15
Income from sales, rents and services	20	36	154	5	19
Income from expenses	20	10	49	4	16
Costs	21	(22)	(68)	(7)	(20)
Gross Profit		24	135	2	15
Gain from disposal of investment properties	6	729	455	-	1
General and administrative expenses	22	(89)	(73)	(30)	(30)
Selling expenses	22	(21)	(16)	(8)	(7)
Other operating results, net	24	(10)	(16)	(6)	(11)
Profit / (Loss) from operations		633	485	(42)	(32)
Share of profit of subsidiaries, associates, and joint ventures	5	(490)	(259)	52	(133)
(Loss) / Profit from operations before financial results and income tax		143	226	10	(165)
Finance income	25	1,567	164	438	130
Finance cost	25	(2,278)	(530)	(732)	(183)
Other financial results	25	(82)	(102)	(12)	(92)
Financial results, net	25	(793)	(468)	(306)	(145)
Loss before income tax		(650)	(242)	(296)	(310)
Income tax	18	(26)	(3)	107	61
Loss for the period		(676)	(245)	(189)	(249)

Loss per share for the period:
Basic		(1.176)	(0.426)	(0.329)	(0.434)
Diluted		(1.040)	(0.426)	(0.193)	(0.434)
The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2015 and January 1st, 2016 and ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	03.31.16	03.31.15	03.31.16	03.31.15
Loss for the period	(676)	(245)	(189)	(249)
Items that may be reclassified subsequently to profit or loss:
The Company’s interest in other earnings in relation with companies accounted for under the equity method	8	-	8	-
Currency translation adjustment of subsidiaries, associates, and joint ventures	196	(123)	(8)	29
Other comprehensive income (loss) for the period (i)	204	(123)	-	29
Total comprehensive loss for the period	(472)	(368)	(189)	(220)

(i) Components of other comprehensive income (loss) have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Eduardo S. Elsztain President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Additional Paid-in Capital from Treasury Stock	Legal reserve	Special reserve (1)	Other reserves (Note 19)	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2015	574	5	123	793	7	117	4	330	521	2,474
Loss for the period	-	-	-	-	-	-	-	-	(676)	(676)
Other comprehensive income for the period	-	-	-	-	-	-	-	204	-	204
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	204	(676)	(472)
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	-	-	-	-	520	(520)	-
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	41	-	41
Tender offer of non-controlling shares	-	-	-	-	-	-	-	(190)	-	(190)
Changes in non-controlling interest	-	-	-	-	-	-	-	(445)	-	(445)
Reserve for share-based compensation	1	(1)	-	-	9	-	-	4	-	13
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(144)	-	(144)
Balance at March 31, 2016	575	4	123	793	16	117	4	320	(675)	1,277

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1)	Related to CNV General Resolution N° 609/12. See Note 19.

. Eduardo S. Elsztain President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Legal reserve	Special reserve (1)	Other reserves (Note 19)	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2014	574	5	123	793	117	375	806	(785)	2,008
Loss for the period	-	-	-	-	-	-	-	(245)	(245)
Other comprehensive loss for the period	-	-	-	-	-	-	(123)	-	(123)
Total comprehensive loss for the period	-	-	-	-	-	-	(123)	(245)	(368)
Reserve for share-based compensation	-	-	-	-	-	-	18	-	18
Reimbursement of expired dividends	-	-	-	-	-	-	-	1	1
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	(372)	(413)	785	-
Changes in non-controlling interest	-	-	-	-	-	-	16	-	16
Balance at March 31, 2015	574	5	123	793	117	3	304	(244)	1,675

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1) Related to CNV General Resolution N° 609/12. See Note 19.
. Eduardo S. Elsztain President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16	03.31.15
Operating activities:
Cash (used in) / generated by the operations	14	(120)	114
Income tax and minimum presumed income tax paid		-	(1)
Net cash (used in) / generated by operating activities		(120)	113
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(2,883)	(514)
Additions of investment properties	6	(4)	(169)
Proceeds from sale of investment properties		768	560
Additions of property, plant and equipment	7	(1)	(1)
Proceeds from transfers of assets to subsidiary		1,676	38
Additions of investments in financial assets		(1,450)	(1,070)
Proceeds from sale of investments in financial assets		2,041	1,014
Proceeds from / (payments of) derivative financial instruments		77	(1)
Interest received		163	-
Loans granted to subsidiaries, associates and joint ventures		-	(2)
Proceeds from sale of equity interest of associates and joint ventures		75	-
Share-holding decrease / (increase) in equity investees associates		7	(6)
Dividends received		-	135
Net cash generated by / (used in) investing activities		469	(16)
Financing activities:
Bank overdrafts, net		436	198
Proceeds from borrowings		72	110
Payment of non-convertible notes		(96)	-
Dividends paid		(8)	(48)
Interest paid		(480)	(330)
Payment of borrowings from subsidiaries, associates and joint ventures		-	(3)
Proceeds from borrowings from subsidiaries, associates and joint ventures		-	15
Repurchase of non-convertible notes		(121)	-
Reissuance non-convertible notes		7	36
Payment of borrowings		(100)	(110)
Net cash (used in) financing activities		(290)	(132)
Net Increase / (Decrease) in cash and cash equivalents		59	(35)
Cash and cash equivalents at the beginning of the year	14	3	43
Foreign exchange gain on cash and cash equivalents		11	-
Cash and cash equivalents at end of period		73	8

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information and company’s business

IRSA was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel. As mentioned in Note 1 to the Unaudited Condensed Consolidated Financial Statements, on October 11, 2015 IRSA acquired control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 12, 2016.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution N° 26 of the Argentine Federation of Professional Councils of Economic Science and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2015 prepared in accordance with the Technical Resolution N° 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the nine and three-month periods ended March 31, 2016 and 2015 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine and three-month periods ended March 31, 2016 and 2015 results do not necessarily reflect the proportion of the Company’s full-year results.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.           Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2015, and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements as of March 31, 2016.

2.3.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2015, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of March 31, 2015 and June 30, 2015 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.           Acquisition and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the nine-month period ended March 31, 2016 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements. Among the acquisitions, it is described the takeover of IDBD.

Company’s Merger and Spin-off – Merger with Solares de Santa María S.A. (Solares), Unicity S.A. (Unicity) and Spin-off – Merger with E-Commerce Latina S.A. (ECLSA)

Pursuant to the previous merger and spin-off commitment undertaken on September 16, 2015, the following transactions were agreed upon:

a) the “Takeover Merger” with Solares, where Solares would be the acquired or target company and IRSA would be the acquirer;
b) the “Takeover Merger” with Unicity, where Unicity would be the acquired or target company and IRSA would be the acquirer;
c) the spin-off of a 7.96% ECLSA equity, which accounts for a 11.39% equity interest in Solares, in order for that interest to be subsequently merged into IRSA. ECLSA shall retain the ownership of all of its other rights, obligations, assets and liabilities.

That was approved in Shareholders' Meeting held on November 26, 2015.

The following table summarizes the effect the merger, and the spin-off-merger would have had on the Company’s separate balance sheet as of June 30, 2015.

Caption	Issued Financial Statements as of June 30, 2015 Ps.	Solares as of June 30, 2015 Ps.	Unicity as of June 30, 2015 Ps.	ECLSA spin-off assets as of June 30, 2015 Ps.	Eliminations / Reclassifications as of June 30, 2015 Ps.	Merged Financial statements Ps.
Non-current Assets	6,524	321	30	21	(365)	6,531
Current Assets	327	1	-	-	(7)	321
Total Assets	6,851	322	30	21	(372)	6,852
Shareholders’ Equity	2,474	314	30	21	(365)	2,474
Non-Current Liabilities	3,406	-	-	-	-	3,406
Current Liabilities	971	8	-	-	(7)	972
Total Liabilities	4,377	8	-	-	(7)	4,378

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.           Financial risk management and fair value estimates

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year, except for those financial risks incorporated by IDBD's business combination. See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus.

As indicated in Note 1 to the Unaudited Condensed Consolidated Financial Statements, the Company has an indirect participation in IDBD through Tyrus. Factors namely (i) IDBD’s current financial position and need for financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

Its main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa, Puerto Retiro and Baicom.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015:

Subsidiaries, Associates and Joint ventures

	March 31, 2016	June 30, 2015
Beginning of the period / year	2,732	3,441
Capital contribution (i)	2,883	1,378
Changes of non-controlling interest	(547)	22
Merger–spin-off (ii)	(165)	-
Share of (loss) / profit, net	(490)	719
Translation adjustment	53	(93)
Dividends distribution (iii)	(286)	(455)
Offer to purchase non-controlling shares	(190)	-
Capital reduction (iv)	-	(123)
Reimbursement of expired dividends	-	1
Other reserves	49	-
Intergroup transactions from transfer of assets	-	(2,158)
Disposal of subsidiaries, associates and joint ventures	(3)	-
End of the period / year (v)	4,036	2,732

(i)
During the period capital contributions were made to Tyrus S.A. and Manibil S.A. for Ps. 2,873 and Ps. 10, respectively. During the fiscal year ended as of June 30, 2015 capital contributions were made to Manibil S.A., Tyrus S.A., Solares and Efanur S.A. for Ps. 7, Ps. 1,288, Ps. 1 and Ps. 82 respectively.

(ii)	See Note 3.
(iii)
During the period Palermo Invest S.A., Inversora Bolivar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 3, Ps. 3, Ps. 3, Ps. 6 and Ps. 271, respectively. During the year ended June 30, 2015, IRSA CP, Cyrsa S.A., BHSA, Inversora Bolivar S.A. and ECLSA, distributed dividends to the company for an amount of Ps. 418, Ps. 31, Ps. 2, Ps. 2, and Ps. 2, respectively.

(iv)	During the year ended June 30, 2015, Cyrsa S.A. and Nuevas Fronteras S.A. made a capital reduction to the Company in the amount of Ps. 111 and Ps. 12, respectively.
(v)
As of March 31, 2016 and June 30, 2015 includes Ps. 136 and Ps. 583, respectively, corresponding to equity interest in IRSA CP, included in Other liabilities non-current. Even though the Company has positive financial position and income, under applicable accounting standards, the Company has recorded an adjustment to consolidated income items included in the asset balance of the subsidiary (transferred to this as part of the transaction indicated in Note 3 to the Annual Financial Statements), resulting in a negative accounting exposure. This effect will be reverting in future fiscal years by way of an amortization over the residual useful life of the real property transferred and/or by total or partial disposition of those assets.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Rental properties	Undeveloped parcel of lands	Properties under development	Total
At July 1st, 2014:
Costs	803	119	-	922
Accumulated depreciation	(185)	-	-	(185)
Residual value	618	119	-	737
Year ended June 30, 2015:			-
Additions	217	-		217
Transfers of property, plant and equipment	6	-	-	6
Disposals	(533)	(1)	-	(534)
Depreciation (i)	(14)	-	-	(14)
Residual value at the year-end	294	118	-	412
At June 30, 2015:
Costs	329	118	-	447
Accumulated depreciation	(35)	-	-	(35)
Residual value	294	118	-	412
Period ended March 31, 2016:
Additions	-	4	-	4
Additions as a result of the merger (ii)	13	159	-	172
Disposals	(60)	(3)	-	(63)
Transfers (iii)	-	(114)	98	(16)
Depreciation (i)	(2)	-	-	(2)
Residual value at period-end	245	164	98	507
At March 31, 2016:
Costs	253	164	98	515
Accumulated depreciation	(8)	-	-	(8)
Residual value	245	164	98	507

(i)	Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 22).
(ii)	See Note 3.
(iii)	Corresponds to transfers within investment properties and/or trading properties.

The following amounts have been recognized in the statement of income:

	March 31, 2016	March 31, 2015
Rental and service income	36	154
Income from collected expenses	10	49
Rental properties maintenance and operation	(16)	(64)
Maintenance of undeveloped land	(5)	(2)
Gain from disposal of investment properties	729	455

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Investment properties (Continued)

The following is a detailed summary of the investment properties of the Company by type as of March 31, 2016 and June 30, 2015.

	Net book amount
Name	March 31, 2016	June 30, 2015
Office building and Other rental properties portfolio:
Bouchard 551	7	8
Dique IV	-	52
Libertador 498	4	4
Maipú 1300	5	14
Constitución 1111	1	1
La Adela	215	215
Santa María del Plata	13	-
Total Office and Other rental properties portfolio	245	294
Undeveloped Parcels of land:
Catalinas Norte	-	109
Pilar	2	2
Santa María del Plata	158	-
Others	4	7
Total of undeveloped parcels of land	164	118
Properties under development:
Catalinas Norte	98	-
Total Properties under development	98	-
Total	507	412

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.           Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

March 31, 2016
At July 1st, 2014:
Costs	34
Accumulated depreciation	(26)
Residual value	8
Year ended June 30, 2015:
Additions	1
Transfers to investment properties	(5)
Depreciation (i)	(1)
Residual value at the year end	3
At June 30, 2015:
Costs	29
Accumulated depreciation	(26)
Residual value	3
Period ended March 31, 2016:
Additions	1
Depreciation (i)	(1)
Residual value at period-end	3
At March 31, 2016:
Costs	30
Accumulated depreciation	(27)
Residual value	3

(i)	Depreciation charges of property, plant and equipment were included in “Cost” and “General and administrative expenses” in the statement of income (Note 22).

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.           Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Completed properties	Properties under development	Total
At July 1st, 2014	3	8	11
At June 30, 2015	3	8	11
Transfers (i)	-	16	16
At March 31, 2016	3	24	27

(i)	Corresponds to transfers from investment properties.

The following is a detailed summary of the properties for sale of the Company by type as of March 31, 2016 and June 30, 2015:

	Book Values
Description	March 31, 2016	June 30, 2015
Properties under development:
Pereiraola	8	8
Catalinas Norte	16	-
Total properties under development	24	8
Completed properties:
Abril	3	3
Total completed properties	3	3
Total	27	11

	March 31, 2016	June 30, 2015
Net book amount
Non-current	26	11
Current	1	-
Total	27	11

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.           Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Right to receive future units under barter agreements (i)	Others	Total
At July 1st, 2014:
Costs	52	7	59
Accumulated depreciation	-	(2)	(2)
Residual value	52	5	57
Year ended June 30, 2015:
Disposals	-	(5)	(5)
Residual value at the year-end	52	-	52
At June 30, 2015:
Costs	52	2	54
Accumulated depreciation	-	(2)	(2)
Residual value	52	-	52
Period ended March 31, 2016:
Book amount at the beginning of the year	52	-	52
Residual value at period-end	52	-	52
At March 31, 2016:
Costs	52	2	54
Accumulated depreciation	-	(2)	(2)
Residual value	52	-	52

(i)
As of March 31, 2016 and June 30, 2015 receivables in kind representing the right to receive residential apartments in the future by way of barter agreements, are included for an amount of Ps. 52 (see Note 38 to the Annual Consolidated Financial Statements as of June 30, 2015).

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Financial instruments by category

Determination of fair values

See determination of fair value in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables presents the financial assets and financial liabilities of the Company that are measured at fair value as of March 31, 2016 and June 30, 2015 and their allocation to the fair value hierarchy:

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	2	-	-	2
- Government bonds	1	-	-	1
- Derivative financial instruments	-	15	-	15
Total assets	3	15	-	18

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	37	-	-	37
- Related parties bonds (Note 27)	37	-	-	37
- Government bonds	22	-	-	22
Total assets	96	-	-	96

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (Note 13).

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market curve, interest curves; foreign exchange curve

11.	Trade and other receivables

Company’s trade and other receivables, as of March 31, 2016 and June 30, 2015 are as follows:

	Note	March 31, 2016	June 30, 2015
Non-current
Sale, leases and services receivable		-	1
Receivables from the sale of properties	27	30	2,239
Loans granted	27	-	4
Total non-current trade receivables		30	2,244
Prepaid expenses		14	-
Trade receivables of joint ventures	27	6	3
VAT receivables		5	-
Others		-	1
Total non-current other receivables		25	4
Total non-current trade and other receivables		55	2,248
Current
Leases and services receivables		21	36
Receivables from the sale of properties	27	1,886	89
Overdue debtors and debtors under legal proceedings		12	8
Less: Allowance for trade accounts receivables		(15)	(10)
Total current trade receivables		1,904	123
Tax receivables		9	6
Prepaid expenses		3	5
Expenses and services to recover	27	124	77
Advance payments		4	3
Receivables from the sale of shares		82	-
Dividends	27	3	-
Loans granted	27	4	-
Advances to directors	27	3	-
Others		-	1
Total current other receivables		232	92
Total current trade and other receivables		2,136	215
Total trade and other receivables		2,191	2,463

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Trade and other receivables (Continued)

Movements on the Company’s allowance for trade and other receivables are as follows:

	March 31, 2016	June 30, 2015
Beginning of the period /year	10	8
Charges for the period / year	6	3
Unused amounts reversed	(1)	(1)
End of the period / year	15	10

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 22). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

12.	Investments in financial assets

Company’s investments in financial assets as of March 31, 2016 and June 30, 2015 are as follows:

	March 31, 2016	June 30, 2015
Non-current
Financial assets at amortized cost
Related parties bonds (Note 27)	100	100
Total non-current investments in financial assets	100	100
Current
Financial assets at fair value
Mutual funds	2	37
Related parties bonds (Note 27)	-	37
Government bonds	1	22
Financial assets at amortized cost
Related parties bonds (Note 27)	16	-
Total current investments in financial assets	19	96
Total investments in financial assets	119	196

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Derivative financial instruments

Company’s derivative financial instruments as of March 31, 2016 and June 30, 2015 are as follows:

	March 31, 2016	June 30, 2015
Assets
Current
Forward exchange contracts	15	-
Total current assets	15	-
Total derivative financial instruments	15	-

As part of the foreign exchange risk management, the Company had negotiated long positions forward exchange agreements for the amount of US$ 14.15, at an average price of Ps. 11 per US$ 1 and some short positions forward exchange agreements for the amount of US$ 10.15, at an average price of Ps. 15.82 per US$ 1. As of March 31, 2016 the gain generated by these futures amounted to Ps. 119 and was booked in Financial results, net under the line Gain (loss) on derivative financial instruments, net.

14.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Cash at bank and on hand	73	3
Total cash and cash equivalents	73	3

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2016 and 2015:

	Note	March 31, 2016	March 31, 2015
Loss for the period		(676)	(245)
Adjustments for:
Income tax	18	26	3
Depreciation and amortization	22	3	15
Gain from disposal of investment properties	6	(729)	(455)
Gain from disposal of trading properties		-	(2)
Gain from disposal of associates	24	(3)	-
Loss from repurchase of Non-Convertible Notes	25	147	4
Share-based compensation plan		-	7
Changes in fair value of investments in financial assets	25	54	97
(Gain) / loss from derivative financial instruments	25	(119)	1
Interest expense, net	25	236	234
Provisions and allowances		9	14
Share of profit from subsidiaries, associates and joint ventures	5	490	259
Unrealized foreign exchange loss, net		443	124
Decrease in trading properties		-	2
Increase in trade and other receivables		(35)	(1)
Increase in trade and other payables		34	63
Decrease in salaries and social security liabilities		-	(4)
Decrease in provisions		-	(2)
Net cash (used in) / generated by operating activities		(120)	114

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Cash flow information (Continued)

Additional information	03.31.16	03.31.15
Changes in non-controlling interest	451	16
Reimbursement of expired dividends	-	1
Reserve for share-based compensation	64	18
Cumulative translation adjustment	52	123
Increase in investments in financial assets through an increase in borrowings	229	7
Increase in investments in financial assets through a decrease in trade and other receivables	143	3
Decrease in investment in subsidiaries, associates and joint ventures through a decrease in borrowings from subsidiaries, associates and joint ventures	-	157
Increase in investment properties through a decrease in financial assets	-	48
Receivables from the sale of shares of subsidiaries	81	-
Other reserves	49	-
Reserve for tender offer to non-controlling shareholders	190	-
Use of tax loss carryforwards	73	-
Increase in investments in financial assets through an increase in trade and other payables	180	-
Decrease in dividends receivables through a decrease in borrowings granted to subsidiaries	248	-
Decrease in dividends receivables through a decrease in trade payables	36	-
Transfer of investment properties through an increase in trading properties	16	-
Increase in tax receivables through a decrease in derivative instruments	27	-
Decrease in investments in financial assets through a decrease in borrowings obtained from subsidiaries, associates and joint ventures	-	7
Increase in borrowings granted to subsidiaries, associates and joint ventures through a decrease in investment in financial assets	-	3
Decrease in trade and other receivables through an increase in investments in financial assets	-	7
Increase in investment in subsidiaries, associates and joint ventures through a decrease in borrowings granted to subsidiaries, associates and joint ventures	-	537

Sale of properties to IRSA CP	03.31.16	03.31.15
Gain from disposal to IRSA CP	-	2,164
Investment properties	-	472
Value of disposal assets	-	472
Gain from disposal to IRSA CP	-	2,636
Trade and other receivables	-	(2,292)
Investment in financial assets	-	(86)
Borrowings	-	(169)
Total consideration paid not affecting funds	-	(2,547)
Cash	-	89

	03.31.16	03.31.15
Balances added as a result of the merger
Assets
Trade and other receivables	5	-
Investments in subsidiaries, associates and joint ventures	165	-
Investment properties	(171)	-
Total Assets	(1)	-
Liabilities
Borrowings	1	-
Total Liabilities	1	-

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other liabilities

Company’s trade and other payables as of March 31, 2016 and June 30, 2015 are as follows:

	Note	March 31, 2016	June 30, 2015
Non-current
Tax amnesty plan for payable taxes		2	3
Customers advances		180	-
Other tax payables		1	-
Tax on shareholders’ personal assets		2	-
Total non-current trade and other payables		185	3

Current
Trade payables	27	81	51
Invoices to be received		19	10
Customers advances		6	7
Sales, rent and services payments received in advance		4	3
Tenant deposits		1	1
Total current trade payables		111	72
Dividends payable to non-controlling shareholders		-	9
Tax on shareholders’ personal assets		4	2
Long-term incentive plan	27	31	8
Others		10	3
Total current other payables		45	22
Total current trade and other payables		156	94
Total trade and other payables		341	97

16.	Provisions

The table below shows the movements in Company's provisions:

	Labor, legal and other claims	Total
At June 30, 2015	26	26
Additions	5	5
Decreases	(2)	(2)
At March 31, 2016	29	29

The breakdown of total current and non-current provisions is as follows:

	March 31, 2016	June 30, 2015
Non-current	28	1
Current	1	25
	29	26
22.

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Borrowings

Company’s borrowings as of March 31, 2016 and June 30, 2015 were as follows:

						Book value
	Secured / unsecured	Currency	Fixed Rate / Floating	Effective interest rate %	Nominal value of share capital	March 31, 2016	June 30, 2015
Non-current
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.50%	150	-	1,355
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150	1,038	1,345
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	11	-	11
Non-current borrowings						1,038	2,711
Related parties (Note 27) (1)						156	108
Total non-current borrowings						1,194	2,819
Current
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	11	11	-
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.50%	150	2,240	48
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150	1,321	70
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 points	209	-	214
Bank overdrafts	Unsecured	Ps.	Floating	-	-	796	352
Bank loans	Unsecured	Ps.	Fixed	23%	100	-	100
Current borrowings						4,368	784
Related parties (Note 27) (1)						155	66
Total current borrowings						4,523	850
Total borrowings						5,717	3,669

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.           Borrowings (Continued)

(1)	Related parties breakdown

						Book value
	Secured / unsecured	Currency	Fixed Rate / Floating	Effective interest rate %	Nominal value	March 31, 2016	June 30, 2015
Non-current
Inversora Bolivar S.A.	Unsecured	Ps.	Floating	Badlar	6	6	-
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	21	29	21
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	12	-	14
Ritelco S.A	Unsecured	US$	Floating	Libor 3m + 200 points	8	121	73
Total non-current related parties borrowings						156	108
Current
Inversora Bolivar S.A.	Unsecured	Ps.	Floating	Badlar	7	-	9
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	12	13	-
Nuevas Fronteras.S.A.	Unsecured	Ps.	Floating	Badlar	21	-	4
IRSA CP	Unsecured	US$	Fixed	Libor 12m + 300 points	4	64	38
ECLSA	Unsecured	Ps.	Floating	Badlar	3	-	8
Ritelco S.A.	Unsecured	Ps.	Floating	Badlar	3	-	5
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	8	7	2
Ritelco S.A.	Unsecured	US$	Fixed	4.237%	5	71	-
Total current related parties borrowings						155	66
Total related parties borrowings						311	174

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	March 31, 2016	March 31, 2015
Current income tax	8	186
Deferred income tax	18	(183)
Income tax	26	3

The gross movement on the deferred income tax account is as follows:

	March 31, 2016	June 30, 2015
Beginning of the period / year	283	328
Use of tax loss carryforwards	(8)	(157)
Income tax expense	(18)	112
Changes of non-controlling interest	(55)	-
End of period / year	202	283

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Net income at tax rate	(228)	178
Permanent differences:
Share of profit / (loss) from subsidiaries, associates and joint ventures	250	(169)
Non-deductible items and others	4	(6)
Income tax expense	26	3

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2015, and should therefore be read in Note 25 to the annual financial statements.

Company’s other reserves as of March 31, 2016 and 2015 were as follows:

	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based compensation	Reserve for future dividends	Cumulative translation adjustment	Other reserves from subsidiaries	Total other reserves
Balance at July 1st, 2015	(34)	(6)	64	-	306	-	330
Other comprehensive income for the period	-	-	-	-	196	8	204
Total comprehensive income for the period	-	-	-	-	196	8	204
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	520	-	-	520
Share of changes in subsidiaries’ equity	-	-	-	-	-	41	41
Offer to purchase non-controlling shares	-	(190)	-	-	-	-	(190)
Changes from non-controlling interest	-	(445)	-	-	-	-	(445)
Currency translation adjustment for interest held before business combination	-	-	-	-	(144)	-	(144)
Reserve for share-based compensation	5	-	(1)	-	-	-	4
Balance at March 31, 2016	(29)	(641)	63	520	358	49	320

	Cost of treasury stock	Changes from non-controlling interest	Reserve for share-based compensation	Reserve for new developments	Cumulative translation adjustment	Total other reserves
Balance at July 1st, 2014	(38)	(21)	53	413	399	806
Other comprehensive loss for the period	-	-	-	-	(123)	(123)
Total comprehensive loss for the period	-	-	-	-	(123)	(123)
Distribution of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	(413)	-	(413)
Reserve for share-based compensation	-	-	18	-	-	18
Changes from non-controlling interest	-	16	-	-	-	16
Balance at March 31, 2015	(38)	(5)	71	-	276	304

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Revenue

	March 31, 2016	March 31, 2015
Rental and scheduled rent increases	34	146
Property management fee	2	4
Others	-	1
Rental and service income	36	151
Sale of trading properties	-	3
Total income from sales, rents and services	36	154
Expenses	10	49
Total revenues	46	203

21.	Costs

	March 31, 2016	March 31, 2015
Costs of rental and services	16	64
Cost of sales and development	6	4
Total cost of property operations	22	68
Total costs	22	68

22.	Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.           Expenses by nature (Continued)

For the period ended March 31, 2016:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	3	1	42	6	52
Director´s fees	-	-	18	-	18
Fees and payments for services	-	-	14	1	15
Taxes, rates and contributions	2	2	-	7	11
Maintenance, security, cleaning, repairs and others	6	3	1	-	10
Traveling, transportation and stationery	-	-	7	-	7
Allowances for trade and other receivables (charge and recovery, net)	-	-	-	5	5
Leases and service charges	1	-	3	-	4
Public services and others	2	-	2	-	4
Amortization and depreciation	2	-	1	-	3
Advertising and others selling expenses	-	-	-	2	2
Bank charges	-	-	1	-	1
Total expenses by nature	16	6	89	21	132

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.           Expenses by nature (Continued)

For the period ended March 31, 2015:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	11	1	39	8	59
Director´s fees	-	-	14	-	14
Fees and payments for services	-	-	8	1	9
Taxes, rates and contributions	9	2	-	5	16
Maintenance, security, cleaning, repairs and others	19	1	-	-	20
Traveling, transportation and stationery	-	-	6	-	6
Allowances for trade and other receivables (charge and recovery, net)	-	-	-	1	1
Leases and service charges	2	-	2	-	4
Public services and others	9	-	2	-	11
Amortization and depreciation	14	-	1	-	15
Advertising and others selling expenses	-	-	-	1	1
Bank charges	-	-	1	-	1
Total expenses by nature	64	4	73	16	157

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Employee costs

	March 31, 2016	March 31, 2015
Salaries, bonuses and social security costs	43	46
Pension costs plan and defined contribution	6	8
Other expenses and benefits	3	5
Total employee costs	52	59

24.	Other operating results, net

	March 31, 2016	March 31, 2015
Tax on shareholders’ personal assets	(4)	(2)
Gain from sale of subsidiaries and / or joint ventures	3	-
Donations	(6)	(2)
Lawsuits and other contingencies (1)	(3)	(10)
Others	-	(2)
Total other operating results, net	(10)	(16)

(1)	Includes legal costs and expenses.

25.	Financial results, net

	March 31, 2016	March 31, 2015
Finance income:
- Interest income	236	61
- Foreign exchange gain	1,331	103
Total finance income	1,567	164

Finance costs:
- Interest expense	(472)	(295)
- Foreign exchange loss	(1,785)	(220)
- Other finance costs	(21)	(15)
Total finance costs	(2,278)	(530)
Other financial results:
- Fair value loss in financial assets	(54)	(97)
- Gain / (Loss) on derivative financial instruments, net	119	(1)
- Loss on repurchase of Non-Convertible Notes	(147)	(4)
Total other financial results	(82)	(102)
Total financial results, net	(793)	(468)

26.	Share-based payments

For more details on share-based payments, see Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Related parties transactions

The following is a summary of the balances with related parties as of March 31, 2016:

Related parties	Description of Transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Borrowings current	Borrowings non-current
Parent Company
Cresud	Corporate services	-	-	-	-	(14)	-	-
	Leases	-	-	1	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	(112)	-
	Reimbursement of expenses	-	-	-	-	(5)	-	-
	Long-term incentive program	-	-	-	-	(7)	-	-
Total Parent Company		-	-	1	-	(26)	(112)	-
Subsidiaries
ECLSA	Borrowings	-	-	-	-	(1)	-	-
IRSA CP	Reimbursement of expenses	-	-	-	-	(50)	-	-
	Corporate services	-	-	76	-	-	-	-
	Long-term incentive program	-	-	-	-	(24)	-	-
	Borrowings	-	-	-	-	-	(64)	-
	Sale of property	-	-	1,874	-	-	-	-
Palermo Invest S.A.	Dividends receivable	-	-	3	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	(78)	(121)
Inversora Bolivar S.A.	Borrowings	-	-	-	-	-	-	(6)
Hoteles Argentinos S.A.	Hotel services	-	-	-	-	(3)	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	2	-	-	-	-
Nuevas Fronteras S.A.	Management fees	-	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	-	(29)
Total Subsidiaries		-	-	1,962	-	(78)	(142)	(156)
Subsidiaries Cresud
Helmir S.A.	Bonds	-	-	-	-	-	(45)	-
Total Subsidiaries Cresud		-	-	-	-	-	(45)	-

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

Related parties	Description of Transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Borrowings current	Borrowings non-current
Subsidiaries IRSA CP
Fibesa S.A.	Long-term incentive program	-	-	11	-	-	-	-
PAMSA	Long-term incentive program	-	-	2	-	-	-	-
Total Subsidiaries IRSA CP		-	-	13	-	-	-	-
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	-	3	-	(2)	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	-	5	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	4	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	-	2	-	-	-	-
Total Subsidiaries TYRUS		-	-	14	-	(2)	-	-
Associates
BHSA	Reimbursement of expenses	-	-	-	-	(1)	-	-
Banco de Crédito y Securitización	Non-Convertible Notes	16	100	-	-	-	-	-
Total Associates		16	100	-	-	(1)	-	-
Joint Ventures
Cyrsa S.A.	Credit due to capital reduction	-	-	7	-	-	-	-
	Borrowing	-	-	-	-	-	(13)	-
Total Joint Ventures		-	-	7	-	-	(13)	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	4	-	-	-	-
Total Other related parties				4
Directors and Senior Management
Directors	Advances	-	-	3	-	-	-	-
Total Directors and Senior Management		-	-	3	-	-	-	-
Total		16	100	2,004	-	(107)	(312)	(156)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related parties	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud	Leases and/or rights of use	-	1	-	-	-	-	-
	Corporate services	-	-	-	-	(17)	-	-
	Reimbursement of expenses	-	-	-	-	(4)	-	-
	Long-term incentive program	-	-	-	-	(8)	-	-
	Bonds	-	-	-	-	-	(17)	(1)
Total Parent Company		-	1	-	-	(29)	(17)	(1)
Subsidiaries
ECLSA	Borrowings	-	-	-	-	-	-	(8)
IRSA CP	Reimbursement of expenses	-	-	-	-	(14)	-	-
	Corporate services	-	-	-	-	(13)	-	-
	Leases and/or rights of use	-	-	-	-	(1)	-	-
	Bonds	-	-	-	37	-	-	-
	Long-term incentive program	-	48	-	-	-	-	-
	Sale of properties	2,239	89	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(38)
Solares	Reimbursement of expenses	-	7	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	4	-	-	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	(73)	(7)
	Non-Convertible Notes	-	-	-	-	-	(38)	(2)
Inversora Bolivar S.A.	Borrowings	-	-	-	-	-	-	(9)
Hoteles Argentinos S.A.	Hotel services	-	-	-	-	(1)	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-
Llao Llao Resorts S.A.	Hotel services	-	3	-	-	-	-	-
Nuevas Fronteras S.A.	Management fees	-	1	-	-	-	-	-
	Borrowings	-	-	-	-	-	(21)	(4)
Total Subsidiaries		2,243	148	-	37	(30)	(132)	(68)
Subsidiaries Cresud
HELMIR S.A.	Bonds	-	-	-	-	-	(28)	(1)
Total Subsidiaries Cresud		-	-	-	-	-	(28)	(1)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

Related parties	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA CP
ERSA	Bonds	-	-	-	-	-	(15)	(1)
Fibesa S.A.	Long-term incentive program	-	11	-	-	-	-	-
PAMSA	Reimbursement of expenses	-	1	-	-	-	-	-
	Long-term incentive program	-	1	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	(57)	(3)
Total Subsidiaries IRSA CP		-	13	-	-	-	(72)	(4)
Subsidiaries TYRUS
Real Estate Strategies LP	Reimbursement of expenses	-	3	-	-	-	-	-
New Lipstick	Reimbursement of expenses	-	2	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	2	-	-	-	-	-
Total Subsidiaries TYRUS		-	7	-	-	-	-	-
Associates
BACS	Bonds	-	-	100	-	-	-	-
Total Associates		-	-	100	-	-	-	-

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

Related parties	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Credit due to capital reduction	-	9	-	-	-	-	-
	Borrowings	-	-	-	-	-	(14)	-
Baicom Networks S.A.	Reimbursement of expenses	-	1	-	-	-	-	-
Total Joint Ventures		-	10	-	-	-	(14)	-
Joint Ventures IRSA CP
NPSF	Long-term incentive program	-	1	-	-	-	-	-
Total Joint Ventures IRSA CP		-	1	-	-	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	3	-	-	-	-	-
Total Other related parties		-	3	-	-	-	-	-
Total		2,243	183	100	37	(59)	(263)	(74)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2016:

Related parties	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	2	-	(24)	-	(13)	-	-
Total Parent Company	2	-	(24)	-	(13)	-	-
Subsidiaries
IRSA CP	(1)	-	(14)	-	1,491	-	-
ECLSA	-	-	-	-	(1)	-	-
Inversora Bolivar S.A.	-	-	-	-	(1)	-	-
Ritelco S.A.	-	-	-	-	(78)	-	-
Nuevas Fronteras S.A.	-	1	-	-	(4)	-	-
Hoteles Argentinos S.A.	-	-	-	-	(1)	-	-
Palermo Invest S.A.	-	-	-	-	1	-	-
Total Subsidiaries	(1)	1	(14)	-	1,407	-	-
Subsidiaries Parent Company
Helmir S.A.	-	-	-	-	23	-	-
Total Subsidiaries Parent Company	-	-	-	-	23	-	-
Subsidiaries IRSA CP
ERSA	-	-	-	-	(2)	-	-
Total Subsidiaries IRSA CP	-	-	-	-	(2)	-	-

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

Related parties	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Subsidiaries Tyrus
Irsa International LLC	-	-	-	-	(1)	-	-
Total Subsidiaries Tyrus	-	-	-	-	(1)	-	-
Associates
BACS	-	-	-	-	16	-	-
Total Associates	-	-	-	-	16	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	(2)	-	-
Total Joint Ventures	-	-	-	-	(2)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(2)	-	-	-
Fundación IRSA	-	-	-	-	-	(5)	-
Total Other related parties	-	-	-	(2)	-	(5)	-
Directors and Senior Management
Senior Management	-	(2)	-	-	-	-	-
Directors	-	(18)	-	-	-	-	-
Total Directors and Senior Management	-	(20)	-	-	-	-	-
Total	1	(19)	(38)	(2)	1,428	(5)	-

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2015:

Related parties	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties
Parent Company
Cresud	3	-	(23)	-	(6)	-	-	-
Total Parent Company	3	-	(23)	-	(6)	-	-	-
Subsidiaries
IRSA CP	3	-	-	-	56	-	-	2,636
ECLSA	-	-	-	-	(1)	-	-	-
Inversora Bolívar S.A.	-	-	-	-	(1)	-	-	-
Ritelco S.A.	-	-	-	-	(9)	-	-	-
Nuevas Fronteras S.A.	-	1	-	-	(3)	-	-	-
Efanur S.A.	-	-	-	-	8	-	-	-
Tyrus S.A.	-	-	-	-	29	-	-	-
Total Subsidiaries	3	1	-	-	79	-	-	2,636
Subsidiaries IRSA CP
Fibesa S.A.	1	-	-	-	-	-	-	-
PAMSA	-	-	-	-	(4)	-	-	-
ERSA	-	-	-	-	(1)	-	-	-
Total Subsidiaries IRSA CP	1	-	-	-	(5)	-	-	-

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related parties transactions (Continued)

Related parties	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties
Associates
BACS	2	-	-	-	-	-	-	-
BHSA	1	-	-	-	-	-	-	-
Total Associates	3	-	-	-	-	-	-	-
Associates IRSA CP
Tarshop	3	-	-	-	-	-	-	-
Total Associates IRSA CP	3	-	-	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	(9)	-	-	-
Total Joint Ventures	-	-	-	-	(9)	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(1)	-	-	-	-
Fundación IRSA	-	-	-	-	-	(1)	-	-
Total Other related parties	-	-	-	(1)	-	(1)	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(8)	-
Directors	-	-	-	-	-	-	(1)	-
Total Directors and Senior Management	-	-	-	-	-	-	(9)	-
Total	13	1	(23)	(1)	59	(1)	(9)	2,636

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 29 Equity investments
Exhibit D - Other investments	Note 10 Financial instruments by category
Exhibit E - Provisions	Note 11 Trading and other receivables and Note 16 Provisions
Exhibit F- Cost of sales and services provided	Note 8 Trading properties and Note 22 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 30 Foreign currency assets and liabilities

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
IRSA CP	Common shares 1 vote	120,500,167	1,165	1,596	109.00	Real estate	Argentina	03.31.16	126	559	1,233	94.55%
	Higher value		(1,688)	(2,587)
	Intergroup transactions		386	408

BHSA (1)	Common shares 1 vote	75,000,000	255	225	5.65	Financial	Argentina	03.31.16	1,500	637	5,035	5.05%

BACS (1)	Common shares 1 vote	3,984,375	20	16	Not publicly traded	Financial	Argentina	03.31.16	63	63	311	6.38%

Cyrsa S.A.	Common shares 1 vote	8,748,270	16	18	Not publicly traded	Real estate	Argentina	03.31.16	17	12	33	50.00%

ECLSA	Common shares 1 vote	83,913,950	273	260	Not publicly traded	Investment	Argentina	03.31.16	80	37	281	96.74%
	Higher value		(2)	(2)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Efanur S.A.	Common shares 1 vote	213,743,711	328	237	Not publicly traded	Investment	Uruguay	03.31.16	110	81	328	100.00%

Hoteles Argentinos S.A.	Common shares 1 vote	15,366,840	(1)	1	Not publicly traded	Hotel	Argentina	03.31.16	19	(2)	(1)	80.00%
	Higher value		1	1

Inversora Bolivar S.A.	Common shares 1 vote	78,909,867	312	284	Not publicly traded	Investment	Argentina	03.31.16	84	33	328	95.13%
	Higher value		6	6

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	25	24	Not publicly traded	Hotel	Argentina	03.31.16	147	2	49	50.00%

Manibil S.A.	Common shares 1 vote	47,747,880	62	47	Not publicly traded	Real estate	Argentina	03.31.16	97	12	127	49.00%

Nuevas Fronteras S.A.	Common shares 1 vote	38,068,999	37	36	Not publicly traded	Hotel	Argentina	03.31.16	50	2	49	76.34%
	Lower value		(14)	(15)

43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,989	268	238	Not publicly traded	Investment	Argentina	03.31.16	158	33	276	97.00%
	Intergroup transactions		(30)	(30)

Ritelco S.A.	Common shares 1 vote	181,016,717	435	322	Not publicly traded	Investment	Uruguay	03.31.16	94	92	462	100.00%
	Irrevocable contributions		27	27

Solares (2)	Common shares 1 vote	-	-	284	Not publicly traded	Real estate	Argentina	03.31.16	-	-	-	-
	Intergroup transactions		-	(167)

Tyrus S.A.	Common shares 1 vote	4,000,000,000	(1,595)	591	Not publicly traded	Investment	Uruguay	03.31.16	877	(1,665)	2,164	100.00%
	Irrevocable contributions		3,759	886
	Higher value		(9)	-

44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Unicity (2)	Common shares 1 vote	-	-	26	Not publicly traded	Investment	Argentina	03.31.16	-	-	-	-
Total investments in subsidiaries, associates and joint ventures as of 03.31.16			4,036	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.15			-	2,732

(1) The amounts correspond to the financial statements of BHSA and BACS prepared in accordance with the BCRA standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to IFRS have been considered.
(2) See Note 3.

45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 03.31.16	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Trade and other receivables
US Dollar	11	14.600	157	2	8.988	22
Receivables with related parties:
US Dollar	126	14.700	1,851	257	9.088	2,338
Total trade and other receivables			2,008			2,360
Investments in financial assets
US Dollar	-	14.600	3	7	8.988	60
Total investments in financial assets			3			60
Cash and cash equivalents
US Dollar	5	14.600	71	-	8.988	2
Euros	-	16.608	1	-	10.005	1
Total cash and cash equivalents			72			3
Total assets as of 03.31.16			2,083
Total assets as of 06.30.15						2,423
Liabilities
Trade and other payables
US Dollar	1	14.700	18	1	9.088	9
Payables with related parties:
US Dollar	-	14.700	5	1	9.088	7
Total trade and other payables			23			16
Borrowings
US Dollar	313	14.700	4,601	294	9.088	2,674
Borrowings with related parties:
US Dollar	18	14.700	263	29	9.088	261
Total borrowings			4,864			2,935
Total liabilities as of 03.31.16			4,887			-
Total liabilities as of 06.30.15			-			2,951

(1) Considering foreign currencies those that differ from Company’s functional currency at each period / year-end.
(2) Exchange rate as of March 31, 2016 and June 30, 2015 according to Banco Nación Argentina records.

46

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information of the following providers:

Storage of documentation responsible	Location
Bank S.A.	Ruta Panamericana Km 37.5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono Industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the rules (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

32.	Negative working capital

As of March 31, 2016, the Company has recorded negative working capital of Ps. 2,394, which is permanently under consideration of the Board of Directors and Management.

33.	Subsequent Events

See other subsequent events in Note 31 to Unaudited Condensed Interim Consolidated Financial Statements.

47

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.	Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due								Total
		03.31.16	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Account	Trade and other receivables	308	2	6	1,710	3	12	101	27	8	8	6	2,191
receivables	Total	308	2	6	1,710	3	12	101	27	8	8	6	2,191
Liabilities	Trade and other payables	4	3	-	123	-	21	5	183	-	-	2	341
	Borrowings	-	-	-	2,140	86	-	2,297	4	-	29	1,161	5,717
	Salaries and social security liabilities	-	1	-	-	1	-	-	-	-	-	-	2
	Provisions	-	-	28	-	-	-	1	-	-	-	-	29
	Total	4	4	28	2,263	87	21	2,303	187	-	29	1,163	6,089

48

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Account	Trade and other receivables	165	1,971	2,136	18	37	55	183	2,008	2,191
receivables	Total	165	1,971	2,136	18	37	55	183	2,008	2,191
Liabilities	Trade and other payables	133	23	156	185	-	185	318	23	341
	Borrowings	820	3,703	4,523	33	1,161	1,194	853	4,864	5,717
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	1	-	1	28	-	28	29	-	29
	Total	956	3,726	4,682	246	1,161	1,407	1,202	4,887	6,089

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of March 31, 2016 there are not receivable and liabilities subject to adjustment clause.

49

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts	Trade and other receivables	9	-	2,127	2,136	30	-	25	55	39	-	2,152	2,191
receivables	Total	9	-	2,127	2,136	30	-	25	55	39	-	2,152	2,191
Liabilities	Trade and other payables	-	-	156	156	3	-	182	185	3	-	338	341
	Borrowings	141	786	3,596	4,523	1,038	156	-	1,194	1,179	942	3,596	5,717
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	1	1	-	-	28	28	-	-	29	29
	Total	141	786	3,755	4,682	1,041	156	210	1,407	1,182	942	3,965	6,089

50

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.	Interest in related parties:

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	94.74%
ECLSA	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.	Related parties debit/credit balances. See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.	Appraisal revaluation of property, plant and equipment.

None.

51

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.	Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
BOUCHARD 551	2	8	All operational risk with additional coverage and minor risks
MAIPU 1300	7	5	All operational risk with additional coverage and minor risks
LIBERTADOR 498	4	4	All operational risk with additional coverage and minor risks
CASONA ABRIL	4	2	All operational risk with additional coverage and minor risks
CATALINAS NORTE	2	110	All operational risk with additional coverage and minor risks
SUBTOTAL	19	129
SINGLE POLICY	15	-	Third party liability

(1)	The insured amounts are in U.S.dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

52

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires May 12, 2016.

53

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of March 31, 2016, and the unaudited condensed interim separate statements of income and comprehensive income for the nine-month and three-month period ended March 31, 2016 the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached.

54

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 5 of these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

55

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2016, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 61,522 which was no callable at that date.

Autonomous City of Buenos Aires, May 12, 2016.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

56

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2016

Buenos Aires, May 12, 2016 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the nine month period of FY 2016 ended March 31, 2016.

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidation of IDB Development Corporation

On October 11, 2015, the Group obtained control of the Israeli company IDB Development Corporation Ltd. (“IDBD”). During the past quarter, the investment was consolidated in the balance sheet, and as from this third quarter of fiscal year 2016, it is also disclosed at income statement level. IDBD’s fiscal year-end is on December 31 of each year, whereas the Company’s is on June 30. Moreover, in compliance with Israeli regulations, IDBD reports its quarterly and annual results after the expiration of the Argentine statutory terms. For such reasons, the Company will be unable to have available IDBD’s quarterly results as and when due in order to report them to the CNV in its financial statements for the period ended March 31, 2016. Thus, the Company will consolidate results from IDBD’s operations with a three-month mismatch adjusted for the effects of material transactions occurred during the reported period. In this way, the results of IDBD’s operations for the period running from October 11, 2015 (date of acquisition) until December 31, 2015 are included in the interim comprehensive results of the Group for the nine-month period ended on March 31, 2016, except for material transactions considered. The Company estimates a similar mismatch in obtaining IDBD’s results in the succeeding periods.

IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (Property & Building Corporation), supermarkets (Shufersal), agroindustry (Adama), insurance (Clal Holdings Insurance Enterprises, hereinafter Clal), and telecommunications (Cellcom). After the closing of this quarter, IDBD’s shares were delisted from the Tel Aviv Stock Exchange (“TASE”). However, the company will continue to be registered with the TASE as a “Debentures Company” pursuant to Israeli law, as it has bonds listed in such exchange.

Significant assets have been added in various industries in which the Group did not have investments until to date, as well as liabilities for loans taken by IDBD and its subsidiaries.

The company is conducting the “Purchase Price Allocation” process, which is expected to be completed on June 30, 2016.

We have decided to break down reporting into an Argentine Operating Center and an Israeli Operating Center. From the Argentine Operating Center, the Group, through IRSA and its subsidiaries, manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT. From the Israeli Operating Center, the Group manages IDBD.

Israeli Operating Center
Argentine Operating Center

(i)           Recorded under current assets as a financial asset available for sale (see Note 9).
(ii)           Corresponds to associates of the Group; therefore, they are not consolidated.

Consolidated Results

In ARS Million	IIIQ 16	IIIQ 15	YoY Var	9M16	9M 15	YoY Var
Revenues from sales, leases and services	17,567	811	2,066.1%	19,731	2,509	686.4%
Operating Income	1,198	280	327.9%	3,146	1,866	68.6%
Depreciation and Amortization	1,098	50	2,096.0%	1,204	135	791.9%
EBITDA	3,325	1,203	176.4%	4,350	2,001	117.4%
Net (Loss) / Income	-129	-211	-38.9%	-1,039	-164	533.5%
Attributable to the parent company’s shareholders	-189	-250	-24.4%	-676	-245	175.9%
Attributable to non-controlling interest	60	39	53.8%	-363	81	-548.1%

The Company’s consolidated results reflect in all lines the material accounting impact of IDBD’s consolidation. Revenues and operating income for the first 9 months of 2016 increased 686.4% and 68.6%, respectively, as compared to the same period of 2015. In turn, the Company recorded a net loss of ARS 1,039 million for the 9-month period of 2016, compared to a net loss of ARS 164 million for the same period of 2015.

Argentine Operating Center

II. Shopping Centers (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the nine-month period of fiscal year 2016, consumption at shopping centers maintained good performance levels. Our tenants’ sales reached ARS 20,962.3 million during the first nine months of fiscal year 2016, 36.3% higher than in the same period of 2015 (30.0% without considering sales from Distrito Arcos and Alto Comahue Shopping). In the third quarter of 2016, there was a slight deceleration in the growth rate of sales, which rose 29% as compared to the third quarter of 2015 (25.4% in the same shopping centers). Our portfolio’s leasable area totaled 334,080 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 98.6%, reflecting the quality of our portfolio.

1

Shopping Centers’ Financial Indicators
(in millions of ARS)

	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Revenues	541	415	30.4%	1,734	1,282	35.5%
Operating Income	361	267	35.2%	1,215	894	35.9%
Depreciation and Amortization	41	38	7.9%	123	99	24.2%
EBITDA	400	304	31.6%	1,338	993	34.7%

Shopping Centers’ Operating Indicators
(in millions of ARS, except as indicated)

	IIIQ 16	IIQ 16	IQ 16	IVQ 15	IIIQ 15
Gross Leaseable Area (sqm)(1)	334,080	333,719	334,055	333,911	333,432
Tenants’ sales(1)	6,099.5	8,275.9	6,586.9	6,125.0	4,727.3
Occupancy (1)	98.6%	99.0%	98.9%	98.7%	98.5%

(1) 16-FP Includes Distrito Arcos (opening: December 18, 2014): Total Leaseable Area (sqm) 10,746. Sales IIIQ 16 (ARS MM) 205.5; and Alto Comahue (opening March 17, 2015):Total Leaseable Area (sqm) 9,800. Sales IIIQ 16 (ARS MM) 147.4.

Revenues from this segment grew 35.5% during this nine-month period, whereas Operating Income reached ARS 1,215 million (+ 35.9% compared to the third quarter of 2015). The EBITDA margin, excluding income from common expenses and common promotional fund, was 77.1%, in line with the margins recorded in the same period of 2015.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)	Book Value (ARS million) (3)
Alto Palermo	Nov-97	18,849	142	100.0%	99.1%	212
Abasto Shopping(4)	Jul-94	36,813	170	100.0%	99.8%	248
Alto Avellaneda	Nov-97	36,117	138	100.0%	100.0%	126
Alcorta Shopping	Jun-97	15,432	111	100.0%	99.2%	105
Patio Bullrich	Oct-98	11,636	89	100.0%	99.0%	110
Buenos Aires Design	Nov-97	14,306	63	53.7%	96.0%	8
Dot Baires Shopping	May-09	49,848	158	80.0%	99.9%	372
Soleil	Jul-10	13,991	78	100.0%	100.0%	81
Distrito Arcos(5)	Dec-14	10,746	59	90.0%	96.9%	277
Alto Noa Shopping	Mar-95	19,094	89	100.0%	100.0%	32
Alto Rosario Shopping(6)	Nov-04	30,183	146	100.0%	98.3%	123
Mendoza Plaza Shopping	Dec-94	42,101	142	100.0%	95.1%	97
Córdoba Shopping	Dec-06	15,249	109	100.0%	100.0%	58
La Ribera Shopping(7)	Aug-11	9,915	64	50.0%	98.4%	25
Alto Comahue(8)	Mar-15	9,800	105	99.6%	95.6%	320
Total		334,080	1,663		98.6%	2,194
Notes:
(1) Corresponds to total leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4) Excludes Museo de los Niños (3,732 square meters).
(5) Distrito Arcos: Opening on December 18, 2014.
(6) Excludes Museo de los Niños (1,261 square meters).
(7) Through our joint venture Nuevo Puerto Santa Fe S.A.
(8) Alto Comahue: Opening on March 17, 2015.

2

Cumulative tenants’ sales as of March 31
 (per Shopping Center, for the quarter and for the first nine months of each fiscal year, in ARS million)

Shopping Center	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Alto Palermo	722.3	542.9	33.0%	2,519.0	1,948.3	29.3%
Abasto Shopping	860.2	686.0	25.4%	2,964.5	2,307.0	28.5%
Alto Avellaneda	783.8	630.1	24.4%	2,781.6	2,087.3	33.3%
Alcorta Shopping	378.6	289.9	30.6%	1,372.5	1,071.2	28.1%
Patio Bullrich	217.7	178.1	22.2%	770.3	647.9	18.9%
Buenos Aires Design	105.7	80.9	30.7%	314.3	240.0	31.0%
Dot Baires Shopping	676.2	557.1	21.4%	2,368.3	1,881.7	25.9%
Soleil	230.1	197.5	16.5%	855.7	660.3	29.6%
Distrito Arcos(1)	205.5	118.8	72.9%	676.2	143.5	371.2%
Alto Noa Shopping	325.4	262.5	24.0%	1,014.7	777.5	30.5%
Alto Rosario Shopping	575.7	439.8	30.9%	1,917.7	1,390.9	37.9%
Mendoza Plaza Shopping	513.4	449.7	14.2%	1,717.5	1,380.7	24.4%
Córdoba Shopping	215.1	168.5	27.7%	723.1	542.1	33.4%
La Ribera Shopping(2)	142.4	98.8	44.1%	459.0	278.7	64.7%
Alto Comahue(3)	147.4	26.7		507.9	26.7	1804.7%
Total(4)	6,099.5	4,727.3	29.0%	20,962.3	15,383.8	36.3%
(1) Distrito Arcos: opening on December 18, 2014.
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.
(3) Alto Comahue: opening on March 17, 2015.
(4) Excluding Distrito Arcos and Alto Comahue: Total 9M 16 (ARS M) 19,778.1 YoY Var 30.0%.

Cumulative tenants’ sales as of March 31
(per Type of Business, for the quarter and for the first nine months of each fiscal year, in ARS million)

Type of Business	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Anchor Store	311.6	269.3	15.7%	1,134.4	941.3	20.5%
Clothes and Footwear	3,010.4	2,269.0	32.7%	10,815.7	7,809.9	38.5%
Entertainment	250.2	186.5	34.2%	706.8	507.0	39.4%
Home	186.4	147.4	26.4%	584.6	448.2	30.4%
Restaurant	667.0	490.5	36.0%	1,969.2	1,410.4	39.6%
Miscellaneous	784.2	594.9	31.8%	2,534.6	1,947.5	30.1%
Services	87.2	63.4	37.7%	305.0	149.2	104.4%
Electronic appliances	802.4	706.3	13.6%	2,911.9	2,170.2	34.2%
Total (1)	6,099.4	4,727.3	29.0%	20,962.3	15,383.8	36.3%

(1) Excluding Distrito Arcos and Alto Comahue: Total IIIQ 16 (ARS MM), 5,746.6 Var 25.4%, Total 9 M 16 (ARS M), 19,778.1 YoY Var 30.0%.

Revenues from cumulative leases as of March 31
(Breakdown per quarter and for the first nine months of each fiscal year, in ARS million)

Detailed Revenues	IIIQ16	IIIQ15	YoY Var	9M 16	9M 15	YoY Var
Base Rent	346.5	240.2	44.3%	955.2	685.9	39.3%
Percentage Rent	75.1	84.9	-11.5%	437.1	345.7	26.4%
Total Rent	421.7	325.1	29.7%	1,392.3	1,031.60	35.0%
Admission rights	53.7	41.7	28.7%	146.9	113.4	29.5%
Fees	18.3	12.9	42.2%	52.1	33.8	54.0%
Parking	35.3	25.6	38.0%	110.6	78.5	40.8%
Management fees	9.3	6.7	38.3%	26.9	19.8	35.9%
Other	1.9	1.8	3.6%	5.1	4.5	12.2%
Total Revenues from sales, leases and services	540.2	413.9	30.5%	1,733.7	1,282.0	35.5%

3

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues its upward trend, with sale prices in the whereabouts of USD 4,200 per square meter, 5% higher than at the closing of 2015, while rental prices increased slightly as compared to the previous year, averaging USD 30 per square meter. The vacancy rate stood at 10.8% slightly below the figures recorded in 2015.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next decade. Rental prices have remained at USD 24.5 per square meter, whereas vacancy continues to drop, down to 7.4% in March 2016 from 9.4% in March 2015.

Rental and Sale Prices of A+ Offices – City of Buenos Aires

Source: L.J. Ramos

Rental and Sale Prices of A+ Offices – Northern Area

Source: L.J. Ramos

In ARS Million	IIIQ 16	IIIQ 15	YoY Var	9M16	9M 15	YoY Var
Revenues	90	87	3.4%	235	250	-6.0%
Operating Income	49	52	-5.8%	133	51	160.8%
Depreciation and amortization	7	10	-30.0%	24	27	-11.1%
EBITDA(*)	56	-49	-214.3%	157	189	-16.9%
(*)EBITDA for 9M15 excludes stamp tax expenses incurred in the transfer of assets.

Revenues from the Offices segment decreased by 6.0% in the first nine months of fiscal year 2016 due to a 28% reduction in the leaseable area as a result of the sales made during the period, offset by higher rental prices in ARS/sqm, as lease agreements are denominated in U.S. dollars. In addition, the portfolio’s occupancy stood at 94%, slightly lower than the one recorded in the past quarter, mainly due to the partial sale of the Intercontinental building, whose occupancy rate was higher than the portfolio average. As compared to the same quarter of 2015, occupancy dropped 5.3% due to the vacancy of two floors in the “República” building during the second quarter of 2016, which we expect to occupy in the short term. The segment’s EBITDA, excluding stamp tax expenses incurred in the transfer of assets, dropped by 16.9% during the period due to lower revenues and higher administrative and selling expenses.

	IIIQ 16	IIQ 16	IQ 16(1)	IVQ 15	IIIQ 15
Leaseable area	81,020	81,918	94,862	111,678	112,575
Occupancy	93.3%	94.2%	96.9%	98.1%	98.6%
Monthly Rent (ARS/sqm)	357	338	243.5	230.2	223.0
Monthly Rent (USD/sqm)	27.5	26.0	25.9	25.3	25.3

(1) Includes 9 floors of Intercontinental Building sold on June 30, 2015.

The portfolio’s rental prices rose, reaching USD 27.5 per square meter.

Below is information on our offices and other rental properties segment as of March 31, 2016.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3) (ARS million)
Offices
Edificio República (4)	04/28/2008	19,885	90%	100%	190
Torre Bankboston (4)	08/27/2007	14,873	94%	100%	136
Bouchard 551	03/15/2007	-	-	100%	7
Intercontinental Plaza (4)	11/18/1997	6,569	100%	100%	26
Bouchard 710 (4)	06/01/2005	15,014	100%	100%	60
Dique IV, Juana Manso 295	12/02/1997	-	-	100%	-
Maipú 1300	09/28/1995	1,353	100%	100%	5
Libertador 498	12/20/1995	620	100%	100%	4
Suipacha 652/64 (4)	11/22/1991	11,465	77%	100%	8
Madero 1020	12/21/1995	-	-	100%	-
Dot Building (5)	11/28/2006	11,242	100%	80%	123
Subtotal Offices		81,020	94%	N/A	559
Other Properties
Santa María del Plata S.A.	17/10/97	106,100	100%	100%	13
San Martín plot (6)	05/31/11	109,610	75%	50%	7
Other Properties (7)	N/A	39,232	42%	N/A	91
Subtotal Other Properties		254,942	80%	N/A	111
TOTAL OFFICES AND OTHER		335,962	83%	N/A	670
Notes:
(1) Total leaseable area for each property as of March 31, 2016. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of March 31, 2016.
(3) The contracts in effect as of March 31, 2016 in each property were computed.
(4) Corresponds to total consolidated leases. (5) Through IRSA Propiedades Comerciales S.A.
(6) Through Quality Invest S.A. (7) Includes the following properties: Ferro, Dot adjacent plot, Anchorena 665, Chanta IV, Constitución 1111 and Rivadavia 2774.

IV. Sales and Developments

Sales and Developments in millions of ARS	IIIQ 16	IIIQ 15	YoY Var	9M16	9M 15	YoY Var
Revenues	1	4	-75.0%	6	11	-45.5%
Gain from sale of investment properties	39	0	-	1,068	801	33.3%
Operating Income	7	-4	-275.0%	944	770	22.6%
Depreciation and Amortization	-	-	0.0%	-	-	0.0%
EBITDA	8	-4	-300.0%	944	770	22.6%

For the first nine months of fiscal year 2016, EBITDA from the Sales and Developments segment increased by 22.6% as compared to the same period of the previous fiscal year, due a higher gain from sales of investment properties.

Below is a description of the sales of investment properties made during the period under review:

✓
Maipú 1300 Building, located in Retiro district, City of Buenos Aires: During July and August 2015, 1,761 sqm corresponding to 4 floors of the Maipú 1300 building were sold, at a gain of ARS 57.1 million. During November and December 2015, 1,690 sqm corresponding to 4 additional floors of this building were sold, at a gain of ARS 52.9 million.

✓	Isla Sirgadero Plot, located in the Province of Santa Fe: On September 3, 2015, the 8,262,600 sqm plot was sold for a total amount of USD 4.0 million, at a gain of ARS 32.6 million.

✓
Intercontinental Plaza Building, located in the Montserrat district, City of Buenos Aires: On September 10, 2015, our subsidiary IRSA Propiedades Comerciales S.A. (“IRSA CP”) sold 5,963 sqm comprising seven office floors, 56 parking spaces and 3 storage spaces for a total amount of ARS 324.5 million, at a gain of ARS 300.0 million. On February 4, 2016, our subsidiary IRSA CP sold 851 square meters corresponding to one office floor and 8 parking units for a total amount of ARS 41.5 million, at a gain of ARS 19.8 million.

✓	Juana Manso 294 Building (“Dique IV”): In December 2015, the entire Dique IV building located in Puerto Madero was sold, at a gain of ARS 586.8 million.

✓
Catalinas partial sale: In December 2015, 4,896 sqm were sold corresponding to four office floors of a building to be developed in the “Catalinas” area in the City of Buenos Aires and 44 parking spaces located in the same building. Surrender of possession is expected within 48 months and the execution of the title deed within 60 months, in both cases counted as from even date. The transaction amount was ARS 180.3 million.

Accumulated sales as of March 31 of the fiscal periods (ARS Million)

DEVELOPMENT	IIIQ 16	IIIQ 15	Var %
Residential apartments
Condominios I and II(1)	-	4	-100.00%
Caballito Nuevo	-	1	-100.00%
Libertador 1703 and 1755 (Horizons) (2)	4	5	-20.00%
Other residential apartments (3)	2	-	100.00%
Subtotal Residential Apartments	6	10	-54.55%
Residential Communities
Abril/Baldovinos(4)	-	1	-100.00%
Subtotal Residential Communities	-	1	-100.00%
TOTAL	6	11	-54.54%

(1)	Through IRSA Propiedades Comerciales S.A.
(2)	Owned by CYRSA S.A.
(3)	Corresponds to Entre Ríos 465.
(4)	Includes sale of shares in Abril.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2016

Development	Company	Interest	Date of Acquisition	Land Area sqm	Saleable area sqm(1)	Buildable area sqm	Sold(2)	Location	Accumulated revenues as of March 2016	Accumulated revenues as of March 2015	Book Value (ARS Million)
Residential properties
Available for sale
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	100%	Santa Fe	-	4	0
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	4,082	-	100%	Santa Fe	-	-	1
Caballito Nuevo	IRSA	100%	11/03/1997	-	7,323	-	100%	CABA	-	1	-
Barrio Chico	IRSA	100%	03/01/2003	-	2,872	-	100%	CABA	-		0
El Encuentro	IRSA	100%	11/18/1997	-	127,748	-	100%	Buenos Aires	-	-	-
Abril Club de Campo – plots	IRSA	100%	01/03/1995	-	5,135	-	100%	Buenos Aires	-	1	-
Abril Club de Campo – Manor house(3)	IRSA	100%	01/03/1995	31,224	34,605	-	100%	Buenos Aires	-	-	2
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	CABA	-	-	-
Departamento Entre Ríos 465/9	IRSA CP	100%		-	-		100%	Buenos Aires	2	-	-
Horizons	IRSA	50%	01/16/2007	-	60,232	-	100%	Buenos Aires	4	5	1
Intangible – Receivable units					-				-	-	-
Beruti (Astor Palermo) (4)	IRSA CP	100%	06/24/2008	-	2,170	-	-	CABA	-	-	33
Caballito Manzana 35	IRSA	100%	10/22/1998	-	6,952	-	-	CABA	-	-	52
CONIL - Güemes 836 – Mz, 99 & Güemes 902 – Mz, 95& Retail Stores	IRSA CP	100%	07/19/1996	1,389	-	5,994	-	Buenos Aires	-	-	5
Canteras Natal Crespo (2 commercial parcels)	IRSA	-		40,333	-	-	-	Buenos Aires	-	-	-
Isla Sirgadero	IRSA	100%	02/16/2007	826,276	-	sin dato	-	Santa Fe	-	-	-
Pereiraola (Greenville)	IRSA 100%		04/21/2010	04/21/2010	39,634	-	-	Buenos Aires	-	-	8

Subtotal Residential properties				899,222	292,835	5,994			6	11	95
Land Reserves
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	Buenos Aires	-	-	2
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	Buenos Aires	-	-	1
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	Buenos Aires	-	-	1
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	Buenos Aires	-	-	1
San Luis plot	IRSA	50%	03/31/2008	3,250,523	-	-	-	San Luis	-	-	2
Subtotal Land Reserves				6,028,622	-	-			-	-	7
Future Developments
Mixed Uses
UOM Lujan (5)	IRSA CP	100%	05/31/2008	1,160,000	-	sin dato	N/A	Buenos Aires	-	-	42
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	Buenos Aires	-	-	215
San Martín plot (Ex Nobleza Piccardo) (6)	IRSA CP	50%	05/31/2011	159,995	-	127,996	N/A	Buenos Aires	-	-	60
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	sin dato	N/A	CABA	-	-	22
Solares Santa María (7)	IRSA	100%	07/10/1997	716,058	-	sin dato	N/A	CABA	-	-	159
Residential							-		-	-	-
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	N/A	CABA	-	-	9
Neuquén - Residential parcel	IRSA CP	100%	07/06/1999	13,000	-	18,000	N/A	Neuquén	-	-	1
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	Uruguay	-	-	87
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	Uruguay	-	-	60

Retail
Caballito Shopping plot (8)	IRSA CP	100%		23,791	-	sin dato	N/A	CABA	-	-	-
Dot potential expansion	IRSA CP	80%		15,881	-	47,643	N/A	CABA	-	-	-
Offices
Philips adjoining plots - Offices 1 & 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	N/A	CABA	-	-	25
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	CABA	-	-	4
Intercontinental Plaza II (9)	IRSA CP	100%	02/28/1998	6,135	-	19,598	N/A	CABA	-	-	2
Terreno Catalinas Norte	IRSA	100%	12/17/2009	3,649	-	35,468	13%	CABA	-	-	112
Subtotal Future Developments				13,035,458	125,493	342,973			-	-	806
Total Land Reserves				19,963,302	418,328	348,967			-	-	907

Notes:
(1) Saleable Area means the housing square meters proper, excluding parking and storage spaces. It is recorded at 100%, before making any sales.
(2) % Sold includes those sale transactions for which there is a Preliminary Sales Agreement, Possession or a Title Deed executed. Includes square meters of housing, non parking and storage spaces.
(3) Saleable Area includes 31,224 sqm of the plot and 4,712.81 total sqm of the Manor House (discounting 1,331.76 sqm of Ground Floor).
(4) Saleable Area excludes 171 commercial parking spaces to be received and the units as compensation.
(5) Mixed Used Feasibility requested, pending provincial approval.
(6) 127,996 sqm arise from current laws, a draft project is being made for 479,415 buildable square meters (pending approval).
(7) Feasibility requested for 716,058 buildable square meters, pending approval from the Legislative body of the City of Buenos Aires.
(8) Draft project of 71,374 buildable square meters, pending approval of zoning parameters.
(9) 6,135 sqm of surface area correspond to the parcel, which includes Intercontinental I and II.

5

V. Hotels

During the first nine months of fiscal year 2016, the hotel segment recorded an increase in revenues of 28.1% mainly due to the depreciation of the exchange rate, which resulted in an increase in the average rate per room, offsetting the lower average occupancy in the 3 hotels, which stood at 61.4% during the third quarter of 2016. The segment’s EBITDA rose 76.5%, as the increase in costs and selling expenses lagged behind that of revenues.

Hotels (in millions of ARS)	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Revenues	162	104	55.8%	406	317	28.1%
Operating income	24	-3	-900.0%	19	6	216.7%
Depreciation and amortization	4	3	33.3%	11	11	0.0%
EBITDA	28	0	-	30	17	76.5%

	IIIQ 16	IIQ 16	IQ 16	IVQ 15	IIIQ 15	IIQ 15
Average Occupancy	61.4%	67.6%	66.7%	65.7%	68.5%	68.8%
Average Rate per Room (ARS/night)	2,064	1,760	1,660	1,564	1,625	1,599
Average Rate per Room (USD/night)	184	178	179	182	191	190

The following is information on our hotel segment as of March 31, 2016:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate	Book Value (in millions of ARS)
Intercontinental (3)	11/01/97	76.34%	309	62.2%	1,473	51
Sheraton Libertador (4)	03/01/98	80.00%	200	65.4%	1,332	29
Llao Llao (5)	06/01/97	50.00%	205	56.4%	3,871	78
Total			714	61.4%	2,064	158

Notes:
1) Cumulative average for the 12-month period.
2) Cumulative average for the 12-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

Accumulated sales as of March 31 of the fiscal periods (ARS million)

	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Intercontinental	54	33	62.3%	138	110	25.06%
Sheraton Libertador	30	21	43.3%	84	69	21.88%
Llao Llao	78	50	55.9%	184	138	33.28%
Total	162	104	55.4%	406	317	27.95%

6

VI. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 57,500 sqm and consists of 34 floors.

As of March 31, 2016, the building reached an occupancy rate of 95.11%, thus generating an average rent of USD 67.23 per sqm.

Lipstick	March-16	Dec-15	YoY Var
Gross Leaseable Area (sqm)	58,092	58,094	-
Occupancy	95.11%	95.11%	0pp
Rental price (USD/sqm)	67.23	65.26	3.02%

In March 2016, two lease agreements were executed: one for the lease of the entire Floor 28 and another one for a portion of the underground floor, at an average rental price of US$ 85 per square meter. This will cause occupancy to rise to over 97% of the total surface area.

Moreover, we successfully completed the building’s certification process and obtained the LEED EB: O&M Gold certification. The implementation of this project started in July 2015, and it has concluded with a certification that endorses the best environmental practices, transforming the building’s operational standards.

Investment in Condor Hospitality Inc.

We maintain our investment in the Condor Hospitality Trust hotel REIT (NASDAQ: CDOR) through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in various states of the United States of America, operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn, and Super 8, among others.

During the last months, the company’s results have shown an improvement in operating levels and it has continued with its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels

In March 2016, the Company exchanged its Class C preferred shares for new Class D preferred shares issued by Condor. In this new issue, “Stepstone Real Estate” joined as new partner to the investment by contributing US$ 30 million, which were used to retire the Class A and B Preferred shares and to acquire new hotels.

The new Class D preferred shares will accrue interest at an annual rate of 6.25% and will be convertible into common shares at a price of US$ 1.60 per share at any time upon the occurrence of an event of capitalization with respect to the Company.

Condor’s board of directors will be composed of 4 directors nominated by the Company, 3 by Stepstone and 2 independent directors. Moreover, the Company’s voting rights in Condor reach 49% of its total voting rights.

7

VII. Financial Transactions and Other

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of March 31, 2016 (excluding treasury shares). During the first nine months of fiscal year 2016, the investment in Banco Hipotecario generated income of ARS 196.1 million, 98.7% higher than in the same period of 2015. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Israeli Operating Center

VIII. Investment in IDB Development Corporation

a)	Acquisition of Control over IDBD

On May 7, 2014, a transaction was closed whereby the Group, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (“ETH”, a non-related company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring process of IDBD’s holding company, IDBH, with its creditors (the “Arrangement”).

Under the terms of the agreement entered into between Dolphin and ETH, to which Dolphin and ETH adhered (the “Shareholders' Agreement”), Dolphin acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The initial amount invested by both companies was NIS 950 million, equivalent to approximately USD 272 million at the exchange rate prevailing on that date.

On October 11, 2015, the shareholders’ agreement became ineffective and IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired the shares in E.T.H.M.B.M. Extra Holdings, and the directors appointed by ETH in IDBD tendered their irrevocable resignation to their positions in the Board of Directors. In this way, Dolphin became entitled to appoint new board members.

In this way, the Group started to consolidate IDBD effective October 11, 2015.

As of to date, the investment made in IDBD is US$ 515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s total stock capital.

b) Tender Offers

On March 31, 2016, Dolphin satisfied the commitments assumed by it under the amendment to the debt restructuring agreement of IDBD’s controlling company IDB Holdings Corporation Ltd. (“IDBH”) with its creditors (the “Arrangement”). Such changes were approved by 95% of IDBD’s minority shareholders on March 2, 2016 and by the competent court on March 10, 2016.

Therefore, as of March 31: (i) Dolphin purchased all the shares held by IDBD’s minority shareholders; (ii) all the warrants held by IDBD’s minority shareholders expired; and (iii) Dolphin made additional contributions in IDBD in the form of a subordinated loan, as described below.

The price paid for each IDBD share according to the holdings as of March 29, 2016 was: (i) NIS 1.25 in cash, resulting in a total payment of NIS 159.6 million (US$ 42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series 9 bonds (“IDBD Bonds”) issued by IDBD and paid by Dolphin at par value; therefore, it subscribed bonds for NIS 166.5 million, including the payment to the warrant holders (as detailed below); and (iii) the commitment to pay NIS 1.05 (subject to adjustment) in cash in the event that Dolphin receives indirectly the control authorization over Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. (“Clal”) or IDBD sells its interest in Clal under certain standards (the “Consideration for Clal”), mainly related to the sale price of Clal above 75% of its book value and the proportion of Clal’s holding sold by IDBD, with Dolphin being required to pay in this regard, in the event that the above mentioned conditions are met, the sum of approximately NIS 155.8 (approximately US$ 40.8 million).

As concerns the warrants held by the minority shareholders that were not exercised as of March 28, 2016, each warrant holder received the difference between NIS 2.45 and the warrant’s exercise price, IDBD Bonds (“Payment to the Warrant Holders”) and is entitled to receive the Consideration for Clal.

In addition, Dolphin injected in the company NIS 348.4 million (the “Injection in IDBD”), which were contributed as a subordinated loan, convertible into shares.

To secure payment of the Consideration for Clal, on March 31, 2016 Dolphin set up a pledge over 28% of the total stock capital in IDBD and the collection rights of a subordinated loan for NIS 210.0 million made on December 1, 2015. If new shares are issued in IDBD, additional shares shall be pledged until reaching 28% of IDBD’s total stock capital.

Dolphin has promised that it will abstain from exercising its right to convert the subordinated loan into IDBD shares until the above mentioned pledge is not released. However, if the pledge is enforced, the representatives of IDBH’s creditors will be entitled to convert the subordinated debt into shares under conditions previously agreed to such effect, provided that the maximum amount of IDBD shares that may be pledged at any time will be 35% and any excess shares must be released.

On March 31, 2016, IDBD’s shares were delisted from the Tel Aviv Stock Exchange (“TASE”) and all the minority warrants were cancelled. The company will continue to be registered with the TASE as a “Debentures Company” pursuant to Israeli law, as it has bonds listed on such exchange.

As a result of the foregoing, as Dolphin performed its obligations under the terms of the amended Arrangement, Dolphin’s investment commitments in IDBD have been fully discharged, and only the payment of the Consideration for Clal would be pending in the event that the conditions herein described were met.

8

Segment Data

Within this center, the Group operates in the following segments:

o
The “Commercial Properties” segment mainly includes the assets and operating income derived from the business related to the subsidiary PBC. Through PBC, the Group operates rental and residential properties in Israel, United States and other locations in the world, and executes commercial projects in Las Vegas, United States of America.

o
The “Supermarkets” segment includes the assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Group mainly operates a supermarket chain in Israel.

o	The “Agrochemicals” segment includes the income from the associate Adama. Adama is a company engaged in agrochemicals, in particular for crops.

o
The “Telecommunications” segment includes the assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is supplier of telecommunication services and its main businesses include the provision of cellular and fixed telephone, data and Internet services, among others.

o
The “Insurance” segment includes the assets from the business related to Clal. This company is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. As set forth in Note 9, 51% of Clal’s controlling shares are deposited in a trust following the instructions of the Israeli’s Capital Markets Commission in order to comply with the sale of Clal’s controlling stake; therefore, the company is not fully consolidated on a line-by-line basis, but under a single line as a financial instrument at fair value, as required under IFRS under the current circumstances in which no control is exercised.

o	The “Others” segment includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

Operating Income – In Millions of NIS

	December 31, 2015 (for the period running from 09/30 to 12/31)
	Israeli Operating Center
	Commercial Properties	Supermarkets	Agrochemicals	Telecommunications	Insurance	Other	Total
Revenues from sales, leases and services	257	2,911		1,113		163	4,445
Costs	-155	-2,159		-976		-193	-3,483
Gross profit / (loss)	102	752	-	137	-	-30	962
Gain from sale of investment properties							-
General and administrative expenses	-18	-32		-62		-1	-113
Selling expenses	-4	-458		-161		-11	-634
Other operating loss, net	-	-		-1		-4	-5
Operating income / (loss)	80	262	-	-87	-	-46	210
Share of profit / (loss) of associates and joint ventures	-23	19	-35	-		16	-23
Segment profit / (loss)	57	281	-35	-87	-	-30	187
							-
Operating assets	15,135	7,247	2,419	6,343	1,315	1,590	34,049
Operating liabilities	-12,625	-6,138	-	-5,339	-	-725	-24,827
Operating assets / (liabilities), net	2,510	1,109	2,419	1,004	1,315	865	9,222

9

The revenues and operating income from the Commercial Properties segment through the subsidiary Property & Building (“PBC”) reached NIS 257 million and NIS 80 million, respectively (USD 69 million and USD 22 million, respectively) during the consolidated quarter (October 1, 2015 to December 31, 2015). During this quarter there was an increase in rental income and occupancy rates from PBC’s investment properties, mainly the HSBC building in the City of New York.

The Supermarkets segment, through Shufersal, recorded revenues of NIS 2,911 million (USD 775 million) for the quarter, mainly due to an increase in revenues from the retail and real estate segments. Same-store sales rose 6.4% during the quarter under review, compared to the same quarter of the previous fiscal year. Sales per square meter stood at NIS 5,799 in the fourth quarter of 2015, as compared to NIS 5,260 in the same quarter of the previous fiscal year, accounting for a 10.2% increase, mainly attributable to the reduction of sales areas and changes in the shopping cart components and sales campaign mix. Operating income from this segment reached NIS 262 million (USD 69 million).

The Telecommunications segment,operated by Cellcom, recorded revenues of NIS 1,113 million (USD 296 million). There was a decrease in revenues as compared to the same quarter of 2014 in both revenues from services and revenues from handsets. Netvision’s contribution to total revenues during the fourth quarter of 2015 was NIS 222 million. The reduction in revenues from services during the fourth quarter of 2015 mainly reflected lower revenues from cell telephone services due to the continued erosion of the price of these services as a result of stronger competition in the cell telephone market and lower revenues from international call services. The reduction in the revenues from handsets during the fourth quarter of 2015 was mainly due to the reduction in the number of cell phones sold during the fourth quarter of 2015 as compared to the fourth quarter of 2014, partially offset by an increase in revenues from handsets for Netvision’s final users. Netvision’s contribution to the revenues from handsets during the fourth quarter of 2015 was NIS 57 million. Operating loss for the fourth quarter of 2015 was NIS 87 million (USD 24 million).

The “Others” segment recorded revenues for NIS 163 million (USD 43 million), and an operating loss of NIS 46 million (USD 12 million).

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The valuation of Clal’s shares was NIS 1,315 million (USD 350 million) as of March 31, 2016.

Finally, the results from the agrochemical company “Adama” are recorded at proportional equity value. For the consolidated quarter, a loss of NIS 35 million (USD 9 million) was recorded in this regard.

IDBD’s Balance Sheet as of December 31, 2015 (NIS million)

Non-current Assets: 28,531	Non-current Liabilities: 25,047

Current Assets: 10,650	Current Liabilities: 10,277

Total Assets: 39,181	Shareholders’ Equity: 3,857	Shareholders’ Equity Attributable to Controlling Shareholder: 131
Shareholders’ Equity Attributable to Non-Controlling Shareholder: 3,726

10

IX. EBITDA by segment (ARS million)

Argentine Operating Center

9M 16	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	1,215	133	944	19	78	3	2,392
Depreciation and Amortization	123	24	-	11	-	-	158
EBITDA	1,338	157	944	30	78	3	2,550
9M 15	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	894	51	770	6	165	-2	1,884
Depreciation and Amortization	99	27	-	11	-	-	137
EBITDA	993	78	770	17	166	-2	2,022
EBITDA Var	34.74	101.28	22.60	76.47	-53.04	-248.15	26.11%

Israeli Operating Center (NIS and USD million)

3M (Sep15 to Dec15)	Commercial properties	Supermarkets	Agrochemicals	Telecommunications	Insurance	Other	Total
EBITDA (NIS million)	86	152	-	292	-	-	530
EBITDA (USD million)	23	40	-	78	-	-	141

X. Reconciliation with Consolidated Income Statement (ARS million)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total Segment	Joint Ventures *	Common Maintenance Expenses and Common Advertising Fund	Intersegment eliminations	Income Statement
Revenues	18,868	-20	888	-5	19,731
Costs	-13,507	12	-901	4	-14,392
Gross Profit	5,361	-8	-13	-1	5,339
Income from sale of investment properties	1,068			0	1,068
General and administrative expenses	-812	1		6	-805
Selling expenses	-2,540	1		0	-2,539
Other operating income, net	91	-3		-5	83
Operating income	3,168	-9	-13	0	3,146
Income / (loss) from interests in associates and joint ventures	-692	6		0	-686
Income before financial income / (loss) and income tax	2,476	-3	-13	0	2,460

*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín lot).

XI. Financial Debt and Other Indebtedness

Argentine Operating Center

Financial debt as of March 31, 2016:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	57.9	Variable	< 180 days
IRSA 2017 Notes, Series I(6)	USD	150.0	8.50
IRSA 2020 Notes, Series II(6)	USD	150.0	11.50
Series VI Notes	ARS	0.7	Badlar + 450 bps	27-Feb-17
IRSA CP Credit line	USD	60.0	Variable	25-Jun-16
Other Loans		1.8
IRSA’s Total Debt	USD	420.4
Cash&Eq + Investments IRSA(4)	USD	13.1
Credit for asset sale (3)	USD	127.5
IRSA’s Net Debt	USD	279.8
Bank overdrafts	ARS	16.4	Variable	< 360 days
CP Bank Loan	ARS	4.9	23.00
APSA 2017 Notes, Series I (2) (6)	USD	60.8	7.88
IRSA CP Notes, Series I ARS	ARS	27.7	26.5% / Badlar + 400 bps	20-Mar-17
Other Loans		1.7
Asset purchase debt (3)	USD	127.5	8.50
IRSA CP Notes, Series II	USD	360.0	8.75
IRSA CP’s Total Debt	USD	599.0
Cash&Eq + Investments IRSA CP(5)	USD	383.9
Repurchased debt (2)	USD	1.7
IRSA CP’s Net Debt	USD	213.4

1)Principal amount in USD (million) at an exchange rate of ARS 14.70/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)As of March 31, 2016, IRSA CP had repurchased a principal amount of USD 1.7 million.
(3)Corresponds to a loan between IRSA and IRSA CP for the asset conveyance made in December 2014. On April 6, 2016, IRSA CP repaid the balance outstanding under the intercompany loan.
(4)Cash & Equivalents plus Investments IRSA includes Cash & Cash Equivalents, IRSA + Investments in current and non-current financial assets IRSA.
(5)Cash & Equivalents plus Investments IRSA CP includes Cash & Cash Equivalents IRSA CP + Investments in current and non-current financial assets IRSA CP.

(6) Tender Offers and Consent Solicitations for IRSA CP’s Notes, Series I and IRSA’s Notes, Series I and II

On March 3, 2016, IRSA and IRSA CP announced the launch of cash tender offers for: (i) up to USD 76.5 million in principal amount of IRSA’s outstanding 11.500% Notes due 2020, Series No. 2, subject to a possible increase of the 2020 Notes Tender Cap by a principal amount of up to USD 73.5 million, in IRSA’s sole discretion; (ii) any and all of IRSA’s outstanding 8.500% Notes due 2017, Series No. 1; and (iii) any and all of IRSA CP’s outstanding 7.875% Notes due 2017, Series No. 1.

11

In conjunction with the Tender Offers,  (i) IRSA solicited from (a) holders of the 2020 Notes consents to certain proposed amendments to the indenture, dated as of July 20, 2010, which would modify or eliminate certain restrictive covenants and certain other provisions in the 2020 Notes Indenture and the 2020 Notes, and (b) holders of the 2017 Notes consents to certain proposed amendments to the indenture, dated as of February 2, 2007, which would eliminate substantially all of the restrictive covenants, and modify or eliminate certain events of default and certain other provisions in the 2017 Notes Indenture and the 2017 Notes and (ii) IRSA CP solicited from holders of the IRSA CP Notes consents to certain proposed amendments to the indenture, dated as of May 11, 2007, which would eliminate substantially all of the restrictive covenants and modify or eliminate certain events of default and certain other provisions in the IRSA CP Notes Indenture and the IRSA CP Notes.

The following table sets forth certain information on the principal payment terms of the Tender Offers and Consent Solicitation.

Existing Notes	CUSIP Numbers	ISINs	Principal Amount Outstanding	Purchase Price	Early Tender Payment	Consent Payment	Total Consideration
11.500% Notes due 2020	450047AG0 / P5880CAB6	US450047AG04 / USP5880CAB65	USD 150,000,000	USD 1,070.00	USD 30.00	USD 10.00	USD 1,110.00
8.500% Notes due 2017	450047AF2 / P5880CAA8	US450047AF21 / USP5880CAA82	USD 150,000,000	USD 975.00	USD 30.00	N/A	USD 1,005.00
7.875% Notes due 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 974.50	USD 30.00	N/A	USD 1,004.50

The tender offers were subject to certain conditions, including (i) the consummation of a contemporaneous offering of notes in the international capital markets by IRSA CP in order to finance the tender offers; (ii) related repayment by IRSA CP of the US$240.0 million unpaid balance of the purchase price owing by IRSA CP to IRSA for its purchase of office buildings and land reserves in December 2014; (iii) more than 50% of the outstanding aggregate principal amount of the 2020 Notes being validly tendered and not validly withdrawn in the 2020 Notes Offer in accordance with the terms and conditions set forth in the Offer Documents as amended or supplemented, (iv) the Requisite Consents being obtained and in full force and effect; and (v) the General Conditions (any political, economic or financial material change in the conditions, among others).

On April 4, 2016, IRSA and IRSA CP announced the final results of the tender offers and consent solicitations, as described in the following table:

Existing Notes	CUSIP Numbers	ISINs	Principal Amount Outstanding	Approximate Amount of Existing Notes Tendered	Approximate Percentage of Existing Notes Tendered	Approximate Percentage of Consents Received
11.500% Notes due 2020	450047AG0 / P5880CAB6	US450047AG04 / USP5880CAB65	USD 150,000,000	US$78,563,000	52.37%	57.98%
8.500% Notes due 2017	450047AF2 / P5880CAA8	US450047AF21 / USP5880CAA82	USD 150,000,000	US$75,446,000	50.30%	50.30%
7.875% Notes due 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	US$59,504,000	49.59%	49.59%

On March 23, 2016, the Meeting of Holders of IRSA’s Notes, Series 2, was held. The requisite quorum was present at the meeting, and the Holders of a majority in aggregate principal amount of IRSA’s 11.500% Notes due 2020, Series 2 then outstanding voted in favor of approving the proposed amendments to IRSA’s 2020 Indenture. Approximately 56.79% of the holders of the 11.500% Notes due 2020 approved the conditions of IRSA’s 2020 Notes Indenture.

In connection with the financial covenants applicable to IRSA’s 11.500% Notes due 2020, the Noteholders’ Meeting dated March 23, 2016 approved:

i) the amendment to the Limitation on Restricted Payments covenant, whereby the original covenant was replaced so as to contemplate IRSA’s capacity to make any restricted payment provided that :

(a)           no Event of Default shall have occurred and be continuing;

(b)	IRSA is able to incur at least USD 1.00 of Additional Indebtedness under the Limitation on Incurrence of Additional Indebtedness; and

ii) IDB Development Corporation Ltd. or any of its Subsidiaries are excluded for purposes of the definition of “Subsidiary” or any of the definitions or covenants of IRSA’s 2020 Notes Indenture (whether or not the Financial Statements of any of such companies are at anytime consolidated with IRSA’s Financial Statements).

On March 28, 2016, IRSA and The Bank of New York Mellon, as Trustee, entered into a Supplementary Indenture reflecting all the changes approved by the Noteholders’ Meeting, which became effective on April 8, 2016.

The Meeting of Holders of IRSA’s 2017 Notes convened for March 23, 2016 could not be held due to the failure to reach the requisite quorum. On April 7, 2016, the Meeting of Holders of IRSA’s Series 1 Notes was held on second call. At such meeting, the requisite quorum was present and the Holders of a majority in aggregate principal amount of IRSA’s 8.50% Notes due 2017, Series 1, then outstanding, voted in favor of the approval of the proposed amendments to IRSA’s 2017 Indenture. Approximately 50.30% of the holders of the 2017 Notes approved the terms of IRSA’s 2017 Notes Indenture, which basically provided for the deletion of all the financial restrictions.

On April 7, 2016, IRSA and The Bank of New York Mellon, as Trustee, entered into a Supplementary Indenture reflecting all the changes approved by the Noteholders’ Meeting, which became effective on April 8, 2016.

On March 28, and April 8, 2016, IRSA CP purchased USD 59,152,000 and USD 352,000, respectively, in aggregate principal amount of the 7.875% Notes due 2017, Series 1, and also on those dates it instructed the Trustee to repay USD 59,504,000 in aggregate principal amount of such Notes. After those repayments, the aggregate principal amount of outstanding 7.875% Notes due 2017, Series 1, issued by IRSA CP is USD 60,496,000.

On April 4, 2016, the Board of Directors of IRSA CP approved the repayment of the outstanding balance of USD 60,496,000 of IRSA CP’s Notes, Series 1. Payment of such Notes will be made on May 4, 2016.

On April 8, 2016, IRSA purchased USD 75,446,000 in aggregate principal amount of the 8.500% Notes due 2017, and also on such date it instructed the Trustee to repay such aggregate principal amount of Notes. After those repayments, the aggregate outstanding principal amount is USD 74,554,000.

On April 8, 2016, IRSA purchased USD 78,563,000 in aggregate principal amount of 11.500% Notes due 2017, Series 2, and also on such date it instructed the Trustee to repay such aggregate principal amount of Notes. After those repayments, the aggregate outstanding principal amount is USD 71,437,000.

12

Issue of IRSA CP’s 8.75% Notes due 2023, Series II

On March 23, 2016, IRSA CP issued Notes for an aggregate principal amount of USD 360 million under our Global Note Program. The Series II Notes accrue interest semi-annually, at a fixed rate of 8.75% per annum, and are repayable upon maturity, on March 23, 2023. Their issue price was 98.722% of the principal amount.

IRSA CP’s Notes due 2023 are subject to certain Covenants, Events of Default and Limitations, such as the Limitation on Incurrence of Additional Indebtedness, Limitation on Restricted Payments, Limitation on Transactions with Affiliates, and Limitation on Merger, Consolidation and Sale of All or Substantially All Assets.

To incur in additional indebtedness, IRSA CP is required to meet the Consolidated Interest Coverage Ratio on additional indebtedness, which should be greater than 2.00. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series II Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions have been met at the time of payment:

a)           no Event of Default shall have occurred and be continuing;

b)	IRSA is able to incur at least USD 1.00 of Additional Indebtedness under the “Limitation on Incurrence of Additional Indebtedness”; and

c)	the aggregate amount of such Restricted Payment exceeds the sum of:

(i)
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of cumulative consolidated interest expense for such period; and

(ii)
any reductions of Indebtedness of the Issuer or its Subsidiaries after the Issue Date (other than Indebtedness of Subsidiaries owed to the Issuer) by conversion or exchange to Capital Stock of the Issuer or its Subsidiaries.

Israeli Operating Center

Financial debt as of December 31, 2015

Indebtedness	Amount (1)
IDBD’s Total Debt	787
DIC’s Total Debt	1,174
Shufersal’s Total Debt	779
Cellcom’s Total Debt	974
PBC’s Total Debt	2,442
Others’ Total Debt (2)	157

(1)  Principal amount in USD (million) at an exchange rate of 3.8911 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries.
(2) Includes IDB Tourism, Bartan and IDBG.

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XII. Subsequent Events

Argentine Operating Center

April 2016: Announcement of Results of the Tender Offers and Consent Solicitation and Extension of Tender Offer and Consent Solicitation for the Notes

On April 1, 2016, the Company announced the results of the previously announced tender offers to purchase for cash (the “Tender Offers”) for: (i) up to US$76.5 million in aggregate principal amount (the “2020 Notes Tender Cap”) of IRSA’s outstanding 11.500% Notes due 2020, Series No. 2 (the “2020 Notes”); (ii) any and all of IRSA’s outstanding 8.500% Notes due 2017, Series No. 1 (the “2017 Notes”); and (iii) any and all of IRSA CP’s outstanding 7.875% Notes due 2017, Series No. 1 (the “IRSA CP Notes” and, together with the 2020 Notes and the 2017 Notes, the “Existing Notes”). The principal purpose of the Tender Offers is to retire and cancel the Existing Notes purchased by the Purchasers in the Tender Offers.

April 2016: Repayment of Intercompany Loan

On April 6, 2016, the Company repaid the intercompany loan balance owed to the company for USD 240 million, plus accrued interest, incurred as a result of the purchase of the office portfolio in December 2014.

April 2016: Transfer of offices and parking spaces to be built in the “Catalinas” site

The Company sold to its subsidiary IRSA Propiedades Comerciales S.A. (“IRSA CP”) 16,012 square meters, consisting of 14 floors (from 13 to 16 and from 21 to 30) intended for long term lease and 142 parking spaces of the building to be built in the “Catalinas” area, City of Buenos Aires. The building to be built will have a gross leaseable area of 35,468 square meters distributed over 30 office floors and 316 parking spaces in 4 underground levels. Surrender of possession is expected to take place in December 2019, and the deed of conveyance is planned to be executed in December 2020.

The transaction price was set considering two components: a “Fixed” portion, relating to the incidence of the land over the square meters purchased by  IRSA CP, for a total amount of ARS 455.7 million (approximately USD 1,600 + VAT per square meter), which was paid on the date hereof, and a “Determinable” portion, as to which IRSA will pass through to IRSA CP only the actual cost of the works per square meter.

This transaction will not generate income in the Company’s consolidated financial statements because it is a related-party transaction.

Israeli Operating Center

•
On May 9, 2016, IDBD received a letter from the Insurance Commission whereby it gave notice to it that it had instructed the trustee who holds Clal’s shares to sell 5% of such shares. As of the date of these financial statements, no action had been taken in this regard.

•
On April 21, 2016, a meeting of bondholders (Series I) was held in which the bondholders resolved to declare the immediate repayment of the outstanding balance due by IDBD to the bondholders (Series I), and the attorney for the bondholders’ (Series I) Trustee demanded the company to pay such balance by May 8, 2016. In its response, the company stated to the Trustee’s attorney that it fully rejected the bondholders’ meeting resolution as being devoid of any legal basis, and that it reserved its right to file legal actions against the Trustee. The bondholders’ meeting resolution is legally ineffective until it is validated by a competent court. As of the date of these financial statements, the bondholders had not made any filing with a competent court.

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XIII. Comparative Summary Consolidated Balance Sheet Data

	03.31.16	03.31.15	03.31.14
Non-current assets	105,529	7,572	8,216
Current assets	51,271	1,690	1,244
Total Assets	156,800	9,262	9,460
Non-controlling Interest	6,284	374	429
Shareholder’s Equity attributable to controlling interest	1,277	1,676	2,490
Total Shareholder´s Equity	7,561	2,050	2,919
Non-current liabilities	104,074	4,628	5,167
Current Liabilities	45,165	2,584	1,374
Total Liabilities	149,239	7,212	6,541
Total Liabilities and Shareholder´s Equity	156,800	9,262	9,460

XIV. Comparative Summary Consolidated Income Statement Data

	03.31.16	03.31.15	03.31.14
Operating income	3,146	1,866	889
Income from interest in associates and joint ventures	-686	-842	102
Income before financial income / (loss) and income tax	2,460	1,024	991
Financial income	1,000	84	94
Financial expenses	-4,284	-825	-1,521
Other financial income	35	-57	245
Financial income / (loss), net	-3,249	-798	-1,182
(Loss) / Income before income tax	-789	226	-191
Income tax	-250	-390	112
Net loss	-1,039	-164	-79
Attributable to:
Controlling company’s shareholders	-676	-245	-92
Non-controlling interest	-363	81	13

XV. Comparative Summary Consolidated Cash Flow Data

	03.31.16	03.31.15	03.31.14
Net cash provided by operating activities	2,764	736	686
Net cash (used in) / provided by investment activities	9,035	301	-598
Net cash provided by (used in) financing activities	583	-1,298	-688
Net increase / (decrease) in cash and cash equivalents	12,382	-261	-600
Cash and cash equivalents at the beginning of the fiscal year	375	610	797
Gain / (loss) from exchange rate differences of cash and cash equivalents	6,467	-111	42
Cash and cash equivalents at the end of the period	19,224	238	239

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XVI. Comparative Ratios

	03.31.2016		03.31.2015		03.31.2014
Liquidity
CURRENT ASSETS	51,271	1.14	1,690	0.65	1,244	0.91
CURRENT LIABILITIES	45,165		2,584		1,374
Indebtedness
TOTAL LIABILITIES	149,239	116.87	7,212	4.30	6,541	2.63
SHAREHOLDERS’ EQUITY	1,277		1,676		2,490
Solvency
SHAREHOLDERS’ EQUITY	1,277	0.01	1,676	0.23	2,490	0.38
TOTAL LIABILITIES	149,239		7,212		6,541
Restricted Assets
NON-CURRENT ASSETS	105,529	0.67	7,572	0.82	8,216	0.87
TOTAL ASSETS	156,800		9,262		9,460

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XVII. Brief comment on prospects for the next period

Our real estate businesses in Argentina and abroad have posted sound results in the first nine-month period of fiscal year 2016. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

Our subsidiary IRSA Propiedades Comerciales S.A. keeps recording sound growth in both its shopping centers and premium offices segments. Although shopping center sales saw a slight deceleration in the third quarter of the fiscal year, occupancy remained almost full, at 98.6%. Customer flow keeps increasing and tenants continue to choose us to showcase their brands.

We will remain active during the year by promoting marketing actions, events, and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers, and tenants alike. Along these lines, we have launched a project for expanding our Alto Palermo shopping center, which is strategically located in the heart of the city and generates the highest sales per square meter in our portfolio. The project adds approximately 4,000 square meters of gross leaseable area to the shopping center, and works are expected to start in the next fiscal year.

Offices continue to exhibit sound rental prices in USD per sqm and similar occupancy rates as those observed in the previous quarter, standing at 94%. We have recorded better results from this segment during the quarter under review, thanks to the variation in the exchange rate, and we expect to obtain sound results during the next quarter.

We were able to consummate the sale of the office assets that had not been transferred to IRSA Propiedades Comerciales, as they were intended for sale. During the first 9 months of fiscal year 2016, we sold most of such stock, including the building on Juana Manso 297, certain floors in Maipú 1300 building, and four floors in a building to be developed on the “Catalinas” site in the City of Buenos Aires.

Our subsidiary IRSA Propiedades Comerciales has recently launched an office building project in the commercial complex adjacent to our Dot Baires shopping center. The project, known as “Polo Dot”, will include, in a first stage, the development of a 11-floor, 30,000-square meter office building in a property owned by the company. Works will start during the next fiscal year, and we have had a large demand for premium office spaces in this emerging new commercial hotspot.

We are optimistic regarding the opportunities that may arise in Argentina toward the closing of fiscal year 2016 and the start of the next fiscal year hand in hand with the new administration. We have a large reserve of lands intended for future shopping-center, office, and mixed-use developments in an industry scenario with high growth potential.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our “Lipstick” building in New York. Our investment in “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR) has shown very good results in the last months derived from its sales of hotels, whilst it has managed to seize good opportunities for purchasing higher class hotels. We believe that Stepstone’s recent entry as partner to the investment and the simplification of the shareholding structure will help unleash value in Condor. We trust in the new senior management and hope to reap the benefits of this investment in the future.

Regarding our investment in the Israeli company IDBD, during this fiscal year we have been reducing the company’s indebtedness level and rolling out a strategy intended to improve operating margins in each of its business units. A new CEO and CFO were appointed, who are working proactively toward simplifying and optimizing its capital structure. In 2016, we will continue to work for deleveraging the company and improving the results of its operating subsidiaries. We trust in the value of this investment, which we expect will deliver very good results in the medium term.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and diversifying our operations by adding businesses abroad with attractive value-creation opportunities.

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